ALPHA BANK

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, November 30, 2005
Our reference No.13.1.95

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

P.C. LOURIS O.J. YANNACOPOULOU

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424

ALPHA BANK

ENCLOSURES:

- Press Release
- six (6) copies of Alpha Bank: Financial Information for the period from January 1, 2005 to September 30, 2005 in Greek,
- six (6) copies of Alpha Bank: Financial Information for the period from January 1, 2005 to September 30, 2005 in English,
- six (6) copies of Financial Information of Alpha Bank Group for the period from January 1, 2005 to September 30, 2005 in Greek,
- six (6) copies of Financial Information of Alpha Bank Group for the period from January 1, 2005 to September 30, 2005 in English,
- six (6) copies of Financial Statements as at 30.9.2005 in accordance with the International Financial Reporting Standards (IFRS) in Greek,
- six (6) copies of Financial Statements as at 30.9.2005 in accordance with the International Financial Reporting Standards (IFRS) in English,
- six (6) copies of Group Financial Statements as at 30.9.2005 in accordance with the International Financial Reporting Standards (IFRS) in Greek,
- six (6) copies of Group Financial Statements as at 31.9.2005 in accordance with the International Financial Reporting Standards (IFRS) in English.

ALPHA BANK


SEC MAIL PROCESSING
RECEIVED
DEC 5 2005
WASH. D.C. 160 SECTION

Press Release



Alpha Bank Results

Net Profit in Q3 2005 at Euro 138.2 million (+32.5%)

Net Profit in 9M 2005 at Euro 360.3 million (+15.3%)

"Our strategy continues to be implemented with success. The organizational and operational changes under implementation, as well as investments in new systems and technology, have supported further growth. We are gearing up for faster expansion in Southeastern Europe and greater value extraction from our rapidly growing retail banking operations in Greece."

Yannis S. Costopoulos, Chairman

"In Q3 2005, our strong business volumes and financial results are a confirmation of the Bank's accelerating growth, especially in the areas of consumer credit and mortgages as well as asset gathering. In business lending, where we are the largest by far player in the market, the portfolio is being restructured with a view to maintaining its profitability and sound quality. With costs right on target, profit growth is accelerating, with recurring profits expanding by 40% on an annual basis from 15% in the first half of the year."

Demetrios P. Mantzounis, Managing Director

FINANCIAL SUMMARY Q3 2005

- **Earnings per share at Euro 0.48 from Euro 0.37 last year (+29.7%)**
- **Recurring profits up by 40.1% to Euro 158 million**
- **Net Interest Income up by 18.6% to Euro 315.2 million**
- **Fee and commission income up by 19% to Euro 94.9 million**
- **Recurring cost to income ratio further improved to 47% from 52% last year**
- **Return on equity at 25.1%**
- **Capital adequacy strong at 14.5% with Tier I at 11.1% and core Tier I at 8.3% at end-September 2005**

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2

KEY DEVELOPMENTS

- **Retail banking operations and profitability expand briskly.**
  Profit before tax from retail banking operations in Greece rise by 48.9% in Jan.-Sept. 2005 year-on-year to Euro 208 million, with consumer credit and mortgage growing by 46.4% and 35.8% respectively at end-September 2005 year-on-year, comfortably exceeding market growth.

- **Expansion in Southeastern Europe picks up steam.**
  Loan growth accelerates to 28.3% at end-September 2005 with profit before tax rising by 69.4% in the nine-month period to September of 2005 year-on-year to Euro 48.1 million, as the Bank embarks on more ambitious plans for expansion in the region.

- **Recurring costs right within the 5% target.**
  Effective cost control continues to generate results, with wages and salaries and general expenses, adjusted for one-offs, rising by 6.2% and 4.2% respectively year-on-year in the nine-month period to September 2005.

(in Euro million)	9M 2005	9M 2004	% change	Q3 2005	Q3 2004	% change
Operating Income	1,256.3	1,165.9	7.8%	446.7	395.8	12.9%
Operating Expenses	612.2	608.8	0.6%	207.6	190.7	8.8%
Net Profit	360.3	312.6	15.3%	138.2	104.3	32.5%
EPS (in Euro)	1.26	1.10	14.5%	0.48	0.37	29.7%
Recurring Income	1,207.6	1,069.8	12.9%	424.5	362.6	17.1%
Recurring Costs	593.3	564.8	5.0%	199.6	188.7	5.7%
Recurring Profits	417.32	338.0	23.5%	157.79	112.6	40.1%
Cost / Income Ratio	49.1%	52.8%	...	47.0%	52.1%	...
Return on equity	22.7%	23.1%	...	25.1%	22.7%	...
Capital Adequacy ratio	14.5%	12.8%	...	14.5%	12.8%	...

OVERVIEW OF Q3 2005 PERFORMANCE

In Q3 2005, **net profit after tax** reached Euro 138.2 million, compared with Euro 104.3 million last year rising by 32.5% and bringing the nine-month result to Euro 360 million. On a recurring basis and excluding trading gains, **profit before tax** rose by an even more robust 40%.

Net interest income and **fee and commission income** both grew by 19%, benefiting from high-volume growth in high-spread retail lending areas as well as accelerated growth in asset management and investment banking. These two sources of operating income contribute by more than 90% to total operating income. **Income from financial operations** recovered to budgeted levels, compared to the previous quarter. Finally, **other income** was subdued with respect to the same quarter last year when income was exceptionally high because of the Athens 2004 Olympic Games.

On the **costs** side, recurring costs rose by 5.7% in the third quarter year-on-year. This brings nine-month 2005 recurring cost growth to 5%, in line with the budget. Staff costs expanded mainly due to wage increases, as the rise in staff numbers abroad is more or less being compensated by the drop in personnel in Greece. With staff costs rising by 6.2% and general expenses by 4.2%, cost control is firmly in place, with back-office reengineering continuing to support the process. Savings are higher in certain areas while in others, such as operations in Southeastern Europe where there is a need to hire staff and build infrastructure, costs are growing faster (+27% in nine-months to September year-on-year).

Loans and advances to customers (gross) at Euro 26.9 billion rose by 19%, at end-September 2005, accelerating from 15% at end-June 2005 and 13.5% at end-March 2005, in line with growth gains in the retail lending business. Loan growth in Greece reached 18.2% while loans outside of Greece grew faster by 25.8%. **Allowances for loan impairment** reached Euro 1,003.4 million or 3.7% of total loans (3.4% in Greece and 6.0% abroad) remaining unchanged with respect to the previous quarter. Impairment losses at Euro 65 million or 99 basis points at gross loans, continue to fluctuate around the 100 basis points historical level, having come down from 110 basis points in Q1 2005.

Asset gathering gained further momentum in Q3 2005. Customer assets grew on a yearly basis by 9.9% reaching Euro 36.8 billion at end-September 2005 from 7.7% at end-June 2005 and 4.7% at end-March 2005. Traditional deposits (sight, savings and time) grew by 13.3% (10.9% in Greece and 28.6% abroad) to Euro 20.0 billion. Moreover, investment-type balances (such as private banking and non-money market mutual funds) rose by 64.4% to Euro 8.7 billion. Finally, bond sales expanded by 16.5% to Euro 6.1 billion, of which Euro 4.8 billion represent placements on Alpha Bank bonds.

BUSINESS UNIT ANALYSIS

CONSUMER AND SMALL BUSINESS BANKING

Consumer credit and mortgages advanced rapidly in Q3 2005. Consumer credit growth at end-September 2005 was running at 46.4%, compared to 44.2% at end-June 2005, outpacing the market (market at 29.8%) and gaining further market share. In this context, consumer loans expanded by 54.7% (market at 40.5%) and credit card outstandings by 34.3% (market at 15.3%). This has been the result of rapid expansion in new outstandings of loans to individuals, amounting at Euro 690 million in Q3 2005 compared to Euro 352 million in Q3 2004 or an increase of 96% year-on-year. On the other hand, small business lending growth (credit limits up to Euro 1 million) remained flat at 7.7% at end-September 2005 due to continuing portfolio restructuring, as lending operations are being reorganized in the direction of a more centralized credit approval system. Overall, profit before tax in retail banking reached Euro 80.4 million in Q3 2005, or +36.7% since last year.

Retail Banking *(in Euro million)*	**9M 2005**	**9M 2004**	**% change**	**Q3 2005**	**Q3 2004**	**% change**
Profit before tax	208.0	139.7	48.9%	80.4	58.8	36.7%
Return on Regulatory Capital	38.9%	29.9%	...	43.7%	36.7%	...
Risk Weighted Assets	8,923	7,780	14.7%	9,197	8,018	14.7%
Cost / Income Ratio	51.7%	63.0%	...	48.9%	56.6%	...
Customer Financing (end-period)	11,752	9,105	29.1%	11,752	9,105	29.1%

OPERATIONS IN SOUTHEASTERN EUROPE

Rapid growth continues, with loans expanding by 28.3% and deposits by 42.3%, while 14 new branches have been added to the distribution network to-date, with a view to have 30 branches in Romania and 15 branches in Bulgaria by year-end. Our strategy for the region which is to be crystallised in the Business Plan 2006-2008, provides for 150 branches in Romania, 80 branches in Bulgaria and 135 branches in Serbia by end-2008. In all areas, the retail banking segment is growing fast, with customers being attracted by new products and high service quality. Overall, profit before tax accelerated in Q3 2005, reaching Euro 48 million in the nine months of 2005 from Euro 30 million in H1 2005 and Euro 36 million in 2004 as a whole.

South Eastern Europe Operations *(in Euro million)*	**9M 2005**	**9M 2004**	**% change**	**Q3 2005**	**Q3 2004**	**% change**
Profit before tax	48.1	28.4	69.4%	17.9	10.8	65.7%
Return on Regulatory Capital	29.7%	20.9%	...	32.1%	23.2%	...
Risk Weighted Assets	2,693	2,263	19.0%	2,720	2,325	17.0%
Cost / Income Ratio	59.3%	60.0%	...	57.1%	56.8%	...
Customer Financing (end-period)	2,617	2,039	28.3%	2,617	2,039	28.3%

MEDIUM AND LARGE CORPORATES

Lending to medium-sized and large corporates (including shipping) reached Euro 12.8 billion at end-September 2005, growing by 8.5% from last year and accelerating, compared to the last two quarters. Profit before tax in Q3 2005 reached Euro 46 million, an increase of 16.5% since last year.

Medium and Large Corporates *(in Euro million)*	**9M 2005**	**9M 2004**	**% change**	**Q3 2005**	**Q3 2004**	**% change**
Profit before tax	123.1	118.5	3.9%	46.0	39.5	16.5%
Return on Regulatory Capital	18.9%	18.8%	...	20.8%	18.7%	...
Risk Weighted Assets	10,842	10,521	3.1%	11,043	10,534	4.8%
Cost / Income Ratio	26.4%	27.9%	...	26.2%	24.7%	...
Customer Financing (end-period)	12,782	11,783	8.5%	12,782	11,783	8.5%

ASSET MANAGEMENT AND INSURANCE

Non-money market mutual funds rose on a yearly basis by 86% to Euro 4.5 billion at end-September 2005, boosting the gross revenue margin of our mutual fund business. This has been supported by selling attractive new products like the new family of funds of funds (equity, balanced and Asia-except-Japan), in the context of the continuing shift of customer assets out of repos and money market funds in the quest for higher returns. Our market share in non-money market mutual funds has increased to 21.1% from 18.6% a year earlier, with domestic equity mutual funds reaching Euro 1.2 billion, making us effectively the No. 1 player in the market. Moreover, private banking assets grew by 48.3% at end-September 2005 from a year earlier, reaching Euro 4.0 billion from Euro 3.6 billion at end-June 2005. Finally, in insurance profitability continued expanding in Q3 2005, with the nine month 2005 result reaching Euro 9.4 million, mostly deriving from non-life business.

Asset Management & Insurance *(In Euro million)*	**9M 2005**	**9M 2004**	**% change**	**Q3 2005**	**Q3 2004**	**% change**
Profit before tax	35.7	17.3	106.4%	11.1	7.0	58.6%
Return on Regulatory Capital	39.2%	19.2%	...	36.6%	23.4%	...
Risk Weighted Assets	594	564	5.3%	592	568	4.2%
Cost / Income Ratio	66.2%	71.1%	...	65.6%	63.9%	...
Customer Funds (end-period)	9,122	7,277	25.4%	9,122	7,277	25.4%

INVESTMENT BANKING AND TREASURY

Investment banking and brokerage fees expanded in Q3 2005 by 53% and 38% respectively from the previous quarter, on the back of the government's accelerated privatization program and improved capital markets activity. Moreover, treasury operations returned to positive territory following the adverse performance of the previous quarter. Overall, profit before tax at end-September 2005 reached Euro 24.3 million from Euro 88.2 million last year and, excluding treasury operations, more than doubled to Euro 9.5 million compared to last year (Euro 4.6 million).

Investment Banking and Treasury *(in Euro million)*	**9M 2005**	**9M 2004**	**% change**	**Q3 2005**	**Q3 2004**	**% change**
Profit before tax	24.3	88.2	-72.4%	13.1	19.9	-34.2%
Return on Regulatory Capital	17.9%	79.2%	...	25.5%	57.3%	...
Risk Weighted Assets	2,263	1,856	21.9%	2,573	1,735	48.3%
Cost / Income Ratio	50.0%	20.5%	...	38.5%	25.2%	...

Enquiries:

Alpha Bank *www.alpha.gr*

Marinos Yannopoulos, General Manager and C.F.O. Tel.: +30 210 326 2366

Michael Massourakis, Manager, Economic Research and Investor Relations Tel.: +30 210 326 2828

Financial Dynamics

Geoffrey Pelham-Lane (London) Tel.: +44 (0) 20 7269 7294

Alastair Hetherington (Greece) Tel.: +30 210 725 8194

Athens, November 30, 2005

ASSETS - LIABILITIES AND OFF BALANCE SHEET ITEMS								
in Euro million	30/9/2005	30/6/2005	31/3/2005	31/12/2004	30/9/2004	30/6/2004	31/3/2004	31/12/2003
Assets	41.396	40.182	34.710	33.237	35.000	32.021	32.052	31.432
Loans and advances to customers	25.922	24.458	23.316	22.378	21.925	21.483	20.746	20.031
Securities	5.664	2.912	2.909	2.136	2.326	2.799	1.287	1.902
Deposits & Repos	21.244	20.733	20.062	20.697	21.144	21.034	21.343	21.812
Alpha Bank Bonds (Retail)	4.757	4.642	4.619	4.069	3.692	3.340	2.819	1.984
Portfolio Management	4.165	3.779	3.611	3.409	2.854	2.792	2.673	2.539
Mutual Funds (excl. Money Market)	4.542	4.339	3.223	2.795	2.442	2.274	2.207	2.004
Alpha Bank Bonds (Senior)	3.109	2.690	1.984	1.764	1.143	1.153	761	167
Subordinated Debt	1.078	1.080	1.067	894	1.022	996	942	887
Shareholders Equity	2.223	2.174	2.078	1.987	1.876	1.791	1.828	1.729
Hybrid Capital	844	838	819	297	299	300	300	225
Minority Interests	52	65	76	64	64	66	114	141

INCOME STATEMENT									
in Euro million	Q3 2005	Q2 2005	Q1 2005	9M 2005	9M 2004	% change	Q3 2005	Q3 2004	% change
Operating Income	**446,7**	**414,1**	**395,5**	**1.256,3**	**1.165,9**	***7,8%***	**446,7**	**395,8**	***12,9%***
Net interest income	315,2	302,5	280,4	898,1	778,1	*15,4%*	315,2	265,7	*18,6%*
Fee and commission income	94,9	84,1	79,2	258,3	245,5	*5,2%*	94,9	79,7	*19,0%*
Income from financial operations	13,6	-10,3	14,9	18,2	67,3	*-73,0%*	13,6	18,5	*-26,3%*
Other income	23,0	37,8	21,0	81,8	75,0	*9,0%*	23,0	31,9	*-28,0%*
Operating Expenses	**207,6**	**207,0**	**197,6**	**612,2**	**608,8**	***0,6%***	**207,6**	**190,7**	***8,8%***
Staff costs	112,1	113,2	112,1	337,4	311,4	*8,3%*	112,1	104,9	*6,8%*
General expenses	79,5	77,8	70,1	227,4	254,5	*-10,7%*	79,5	71,3	*11,5%*
Depreciation and amortization expenses	16,1	16,0	15,4	47,4	42,8	*10,8%*	16,1	14,6	*10,3%*
Impairment Losses on Loans	**64,6**	**58,9**	**65,3**	**188,8**	**166,7**	***13,2%***	**64,6**	**60,7**	***6,4%***
Share of profit (loss) of associates	**0,1**	**0,1**	**-1,2**	**-1,0**	**38,0**	...	**0,1**	**-0,5**	...
Net Profit before tax	**174,7**	**148,3**	**131,3**	**454,3**	**428,5**	***6,0%***	**174,7**	**143,9**	***21,4%***
Taxes	**36,0**	**25,9**	**29,7**	**91,6**	**112,9**	***-18,9%***	**36,0**	**38,8**	***-7,3%***
Net Profit after tax	**138,7**	**122,4**	**101,6**	**362,7**	**315,5**	***15,0%***	**138,7**	**105,1**	***32,0%***
Net Profit Attributable to Shareholders	**138,2**	**121,4**	**100,7**	**360,3**	**312,6**	***15,3%***	**138,2**	**104,3**	***32,5%***
Earnings per Share (in Euro)	***0,48***	***0,42***	***0,36***	***1,26***	***1,10***	***14,5%***	***0,48***	***0,37***	***29,7%***
Recurring Profits (*)	**157,8**	**143,2**	**116,4**	**417,3**	**338,0**	***23,5%***	**157,8**	**112,6**	***40,1%***
Recurring Income (**)	**424,5**	**406,5**	**376,6**	**1.207,6**	**1.069,8**	***12,9%***	**424,5**	**362,6**	***17,1%***
Recurring Costs (***)	**199,6**	**200,0**	**193,7**	**593,3**	**564,8**	***5,0%***	**199,6**	**188,7**	***5,7%***

RATIOS									
	Q3 2005	Q2 2005	Q1 2005	9M 2005	9M 2004		Q3 2005	Q3 2004	
Net Interest Income / Average Assets - MARGIN	**3,09%**	**3,23%**	**3,30%**	**3,20%**	**3,18%**		**3,09%**	**3,17%**	
Cost to Income Ratio (Recurring Basis)	**47,0%**	**49,2%**	**51,4%**	**49,1%**	**52,8%**		**47,0%**	**52,1%**	
Return on Equity after tax and minorities -ROE	**25,1%**	**22,8%**	**19,8%**	**22,7%**	**23,1%**		**25,1%**	**22,7%**	
Capital Adequacy Ratio (Total)	**14,5%**	**14,8%**	**14,8%**	**14,5%**	**12,8%**		**14,5%**	**12,8%**	
Capital Adequacy Ratio (Tier I)	**11,1%**	**11,4%**	**11,1%**	**11,1%**	**9,2%**		**11,1%**	**9,2%**	

(*) Net Profit before tax excluding income from financial operations, impact from Delta Singular on share of profit of associates (€ 38.4 m in Q2 2004), impact from Delta Singular merger (€ 11.5 m in Q2 2005), Olympics Sponsorship (€ 22 m in income in 9M 2004 and € 42.1 m in expenses in H1 2004), impact of Olympics on Athens Hilton (€ 6,8 m in income and € 2 m in expenses in Q3 2004) and Jubanka profits (€ 7.3 m in 9M 2005)

(**) Operating Income excluding income from financial operations, goodwill from Delta Singular merger, Olympic Sponsorship income (€ 22 m in 9M 2004), Athens Hilton Olympics-related income (€ 6,8 m in Q3 2004) and, Jubanka (€ 19 m in 9M 2005)

(***) Operating Expenses excluding the one-off impact of Olympic Sponsorship expenses (€ 42.1 m in H1 2004), Athens Hilton Olympics-related expenses (€ 2 m in Q3 2004) and Jubanka (€ 18.9 m in 9M 2005 of which € 6.8 in staff costs, € 8.1 in general expenses and € 4 in depreciation)

in Euro million	9M 2005	9M 2004	% change
Fee and Commission Income	**258,3**	**245,5**	***5,2%***
Letters of Guarantee	26,3	28,7	*-8,2%*
Loan Charges	35,2	36,6	*-3,8%*
Imports-Exports	14,5	16,3	*-10,9%*
Credit Cards	30,9	30,6	*1,0%*
Asset Management	41,1	34,2	*20,0%*
Brokerage Fees	19,3	14,1	*37,1%*
Investment Banking	10,8	8,3	*30,1%*
Foreign Exchange Transactions	8,0	10,2	*-21,0%*
Bank Charges	61,6	61,5	*0,1%*
Other	10,4	4,9	*112,8%*
Fee and Commission Income (excl. Olympics-related revenue)	**258,3**	**233,3**	***10,7%***

in Euro million	9M 2005	9M 2004	% change
Income from Financial Operations	**18,2**	**67,3**	***-73,0%***
Foreign Exchange	17,4	19,0	*-8,4%*
Bonds & Derivatives	0,7	48,3	*-98,5%*

in Euro million	9M 2005	9M 2004	% change
Other Income	**81,8**	**75,0**	***9,0%***
of which:			
Insurance	20,7	22,8	*-9,5%*
Hotels	32,3	37,7	*-14,3%*
Impact from Delta Singular merger	11,5	...	...
Other Income (excl. Olympics-related Hotels income and Delta Singular impact)	**70,3**	**68,2**	***3,0%***

in Euro million	9M 2005	9M 2004	% change
Staff Costs	**337,4**	**311,5**	***8,3%***
Wages and Salaries	279,3	271,6	*2,8%*
Payments to Pension Funds	38,4	35,6	*7,9%*
Bonus Payments	13,0	4,3	...
Jubanka	6,8	...	...
Staff Costs (excl. Jubanka)	**330,6**	**311,5**	***6,2%***

in Euro million	9M 2005	9M 2004	% change
General Expenses	**227,4**	**254,5**	***-10,7%***
Olympics-related expenses	...	44,1	....
Outsourcing Operations	23,0	20,3	*13,5%*
Advertising	21,2	22,3	*-4,6%*
Jubanka	8,1	...	...
Other Expenses	175,0	167,9	*4,3%*
General Expenses (excl. Olympics Impact and Jubanka)	**219,3**	**210,4**	***4,2%***

in Euro million	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Fee and Commission Income	**94,9**	**84,1**	**79,2**	**87,1**	**79,7**	**82,3**	**83,4**
Letters of Guarantee	9,3	8,5	8,5	8,1	9,8	9,3	9,5
Loan Charges	11,8	12,1	11,4	14,1	10,8	12,7	13,1
Imports-Exports	5,0	4,8	4,7	5,4	5,4	5,6	5,3
Credit Cards	11,4	11,2	8,3	9,3	11,7	10,1	8,8
Asset Management	15,5	13,2	12,4	12,3	11,0	11,6	11,7
Brokerage Fees	7,6	5,5	6,3	6,2	3,3	4,6	6,2
Investment Banking	4,9	3,2	2,7	1,5	1,4	2,0	4,9
Foreign Exchange Transactions	3,1	2,7	2,2	3,6	3,6	3,3	3,3
Bank Charges	22,1	21,2	18,3	18,0	21,4	21,9	18,3
Other	4,2	1,8	4,4	8,8	1,5	1,2	2,2
Fee and Commission Income (excl. Olympics-related revenue)	**94,9**	**84,1**	**79,2**	**87,1**	**75,7**	**78,2**	**79,4**

in Euro million	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Income from Financial Operations	**13,6**	**-10,3**	**14,9**	**11,3**	**18,5**	**-0,8**	**49,7**
Foreign Exchange	9,8	4,0	3,6	3,9	6,4	6,5	6,1
Bonds & Derivatives	3,8	-14,3	11,3	7,4	12,0	-7,3	43,5

in Euro million	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Other Income	**23,0**	**37,8**	**21,0**	**45,3**	**31,9**	**29,5**	**13,6**
of which:							
Insurance	5,3	6,3	9,1	14,9	7,6	10,8	4,4
Hotels	12,9	11,6	7,8	10,5	18,5	12,2	7,0
Impact from Delta Singular merger	...	11,5	...	...	...	...	...
General provision reversals	...	...	...	10,8	...	...	...
Other Income (excl. Olympics-related Hotels income, Delta Singular impact and provision reversals)	**23,0**	**26,3**	**21,0**	**34,5**	**25,1**	**29,5**	**13,6**

in Euro million	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Staff Costs	**112,1**	**113,2**	**112,1**	**111,0**	**104,9**	**101,8**	**104,8**
Wages and Salaries	92,5	94,5	92,3	91,7	91,5	88,9	91,2
Payments to Pension Funds	12,9	12,6	12,9	12,9	12,0	11,4	12,1
Bonus Payments	4,4	3,4	5,2	6,4	1,4	1,4	1,4
Jubanka	2,4	2,8	1,6	...	...	...	...
Staff Costs (excl. Jubanka)	**109,7**	**110,4**	**110,5**	**111,0**	**104,9**	**101,8**	**104,8**

in Euro million	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
General Expenses	**79,5**	**77,8**	**70,1**	**85,7**	**71,3**	**90,1**	**93,1**
Olympics-related expenses	...	...	...	...	2,0	21,1	21,1
Outsourcing Operations	8,1	7,7	7,3	8,3	6,1	8,4	5,8
Advertising	9,0	7,8	4,4	10,6	8,7	8,8	4,7
Jubanka	4,1	2,7	1,2	...	...	...	...
Other Expenses	58,2	59,6	57,2	66,8	54,453	51,8	61,6
General Expenses (excl. Olympics Impact and Jubanka)	**75,3**	**75,1**	**68,9**	**85,7**	**69,3**	**69,0**	**72,1**

BUSINESS VOLUMES				
in Euro million	Sep 2005	Sep 2004	% change	Dec.2004
Loans and Advances to Customers (gross)	**26.925**	**22.628**	***19,0%***	**23.136**
Domestic	*23.883*	*20.210*	*18,2%*	*20.601*
International	*3.042*	*2.418*	*25,8%*	*2.535*
minus: Allowances for Loan Impairment	1.003	702	*42,9%*	758
Loans and Advances to Customers (consolidated base)	**25.922**	**21.925**	***18,2%***	**22.378**
Loans (Greece - MIS data)	**24.534**	**20.888**	***17,5%***	**21.283**
Mortgages	6.141	4.521	*35,8%*	4.885
Consumer Loans	1.604	1.037	*54,7%*	1.183
Credit Cards	941	701	*34,3%*	779
Small Businesses (*)	3.066	2.847	*7,7%*	2.920
Other Corporates	12.782	11.783	*8,5%*	11.516

in Euro million	Sep 2005	Sep 2004	% change	Dec.2004
Due to Customers (consolidated base)	**21.244**	**21.144**	***0,5%***	**20.697**
of which:				
Deposits	20.011	17.667	*13,3%*	17.609
Domestic	16.960	15.295	*10,9%*	15.236
Sight	*4.842*	*4.672*	*3,6%*	*4.636*
Saving	*9.509*	*8.836*	*7,6%*	*9.038*
Time	*2.609*	*1.788*	*45,9%*	*1.562*
International	3.051	2.372	*28,6%*	2.372
Repos and Synthetic Swaps	1.056	3.315	*-68,1%*	2.962
Customer Assets (MIS data)	**36.796**	**33.472**	***9,9%***	**34.159**
Deposits & Repos (**)	21.525	20.915	*2,9%*	20.540
Bond Sales	6.149	5.280	*16,5%*	5.592
of which: Alpha Bank bonds	*4.757*	*3.692*	*28,8%*	*4.069*
Money Market Mutual Funds	415	1.981	*-79,1%*	1.823
Other Mutual Funds	4.542	2.442	*86,0%*	2.795
Portfolio Management	4.165	2.854	*45,9%*	3.409
Private Banking	*3.955*	*2.666*	*48,3%*	*3.214*
Institutional Investors	*210*	*188*	*11,7%*	*195*

(*) Small enterprises are defined as companies which have been extended up to Euro 1 million of credit limits.

(**) Without customer funds allocated to other entities to avoid double counting

BUSINESS SPREADS							
(Greece - MIS data)	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Customer Assets							
Non Money-Market Deposits	1,35%	1,32%	1,31%	1,43%	1,38%	1,34%	1,35%
Private Banking	0,68%	0,60%	0,79%	0,59%	0,50%	0,59%	0,58%
Mutual Funds	0,97%	0,95%	0,87%	0,86%	0,86%	0,87%	0,85%
Loans							
Mortgage Credit	2,51%	2,59%	2,59%	2,70%	2,82%	2,84%	2,86%
Consumer Credit	8,27%	8,34%	8,16%	8,09%	8,20%	8,18%	7,86%
Credit Cards	*9,30%*	*9,24%*	*8,68%*	*8,69%*	*8,96%*	*9,21%*	*8,36%*
Consumer Loans	*7,64%*	*7,75%*	*7,81%*	*7,68%*	*7,66%*	*7,46%*	*7,48%*
Small Businesses	5,65%	5,81%	5,76%	6,04%	6,06%	5,62%	5,89%
Other Corporates	1,81%	1,91%	1,94%	1,95%	2,03%	1,99%	2,09%

ALPHA BANK
ΑΡ.Μ.Α.Ε.: 6066/06/Β/86/05
ΣΤΑΔΙΟΥ 40 - 102 52 ΑΘΗΝΑΙ



ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΠΕΡΙΟΔΟΥ ΑΠΟ 1 ΙΑΝΟΥΑΡΙΟΥ 2005 ΕΩΣ 30 ΣΕΠΤΕΜΒΡΙΟΥ 2005.

(Σύμφωνα με το Π.Δ. 360/1985 και την απόφαση 17/336/21.4.2005 του Δ.Σ. της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες €)

Τα παρακάτω στοιχεία και πληροφορίες αποσκοπούν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της ALPHA BANK A.E. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου εμφανίζονται οι περιοδικές οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π.), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή, όπου αυτή απαιτείται.

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ	**30.9.2005**	**31.12.2004**
ΕΝΕΡΓΗΤΙΚΟ		
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.013.545	1.422.363
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	6.957.931	5.716.248
Αξιόγραφα χαρτοφυλακίου συναλλαγών	368.916	156.925
Παράγωγα χρηματοοικονομικά μέσα	160.673	172.144
Δάνεια και απαιτήσεις κατά πελατών	23.087.736	19.901.496
Αξιόγραφα επενδυτικού χαρτοφυλακίου		
- Διαθέσιμα προς πώληση	5.215.140	2.217.850
Επενδύσεις σε θυγατρικές και συγγενείς εταιρίες	1.490.067	1.331.748
Επενδύσεις σε ακίνητα	43.303	43.547
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	530.336	527.848
Υπεραξία και λοιπά άυλα πάγια	23.502	23.109
Αναβαλλόμενες φορολογικές απαιτήσεις	182.416	172.339
Λοιπά στοιχεία ενεργητικού	150.669	157.052
	39.224.234	31.842.669
Πάγια προς πώληση	85.701	-
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ	**39.309.935**	**31.842.669**
ΥΠΟΧΡΕΩΣΕΙΣ		
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.515.317	1.810.972
Παράγωγα χρηματοοικονομικά μέσα	170.896	228.989
Υποχρεώσεις προς πελάτες	18.944.987	18.948.052
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	10.367.280	7.834.909
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	52.738	127.367
Αναβαλλόμενες φορολογικές υποχρεώσεις	19.451	1.755
Υποχρεώσεις καθορισμένων παροχών σε εργαζόμενους	547.393	516.929
Λοιπές υποχρεώσεις	729.398	559.342
Προβλέψεις	1.904	2.337
Σύνολο Υποχρεώσεων (α)	**37.349.364**	**30.030.652**
ΚΑΘΑΡΗ ΘΕΣΗ		
Μετοχικό Κεφάλαιο	1.456.018	1.274.272
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	125.685	-
Αποθεματικά	268.258	264.835
Αποτελέσματα εις νέον	242.835	291.548
Ίδιες μετοχές	-132.225	-18.638
Σύνολο Καθαρής Θέσεως (β)	**1.960.571**	**1.812.017**
ΣΥΝΟΛΟ ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α) + (β)	**39.309.935**	**31.842.669**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ	**1.1-30.9.2005**	**1.1-30.9.2004**	**1.7-30.9.2005**	**1.7-30.9.2004**
Τόκοι και εξομοιούμενα έσοδα	1.153.861	991.012	409.235	338.780
Τόκοι και εξομοιούμενα έξοδα	435.628	336.422	158.708	115.731
Καθαρό έσοδο από τόκους	718.233	654.590	250.527	223.049
Έσοδα από αμοιβές και προμήθειες	196.047	195.752	71.234	66.002
Προμήθειες έξοδα	16.329	13.449	6.683	5.583
Καθαρό έσοδο από αμοιβές και προμήθειες	179.718	182.303	64.551	60.419
Έσοδα από μερίσματα	59.612	29.759	3	2.645
Αποτελέσματα χρηματοοικονομικών πράξεων	-2.170	56.627	6.081	15.545
Λοιπά έσοδα	19.321	7.742	3.411	1.878
	76.763	94.128	9.495	20.068
Σύνολο εσόδων	**974.714**	**931.021**	**324.573**	**303.536**
Αμοιβές και έξοδα προσωπικού	259.364	241.771	85.866	81.111
Γενικά διοικητικά έξοδα	173.845	210.137	61.242	55.951
Αποσβέσεις	27.992	27.156	9.086	9.029
Λοιπά έξοδα	210	348	140	339
Σύνολο εξόδων	**461.411**	**479.412**	**156.334**	**146.430**
Ζημίες απομειώσεως δανείων και απαιτήσεων	171.701	138.903	55.966	48.371
Κέρδη πριν το φόρο	**341.602**	**312.706**	**112.273**	**108.735**
Φόρος εισοδήματος	58.356	84.229	24.207	29.752
Καθαρά κέρδη μετά το φόρο	**283.246**	**228.477**	**88.066**	**78.983**
Καθαρά κέρδη ανά μετοχή:				
Βασικά κέρδη ανά μετοχή (€)	0,99	0,81	0,31	0,28
Προσαρμοσμένα κέρδη ανά μετοχή (€)	0,99	0,81	0,31	0,28

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ ΠΕΡΙΟΔΟΥ	**30.9.2005**	**30.9.2004**
Καθαρή θέση ενάρξεως περιόδου (1.1.2005 και 1.1.2004 αντίστοιχα)	**1.812.017**	**1.648.797**
Αύξηση κεφαλαίου λόγω εξαγοράς ποσοστού 61,24% της ΔΕΛΤΑ SINGULAR Α.Ε.Π.	149.134	-
Διανεμηθέντα μερίσματα	-174.064	-117.502
Αποτέλεσμα που αναγνωρίσθηκε απ' ευθείας στην καθαρή θέση	2.103	-24.477
Αποτέλεσμα περιόδου	283.246	228.477
Αγορές ιδίων μετοχών	-113.587	-17.687
Λοιπά	1.722	1.647
Καθαρή θέση λήξεως περιόδου (30.9.2005 και 30.9.2004 αντίστοιχα)	**1.960.571**	**1.719.255**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ ΠΕΡΙΟΔΟΥ	**1.1-30.9.2005**	**1.1-30.9.2004**
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)	3.398.788	1.545.515
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)	-3.220.790	-427.067
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)	392.796	33.159
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου (α)+(β)+(γ)	570.794	1.151.607
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	1.049	787
Σύνολο εισροών / (εκροών) περιόδου	**571.843**	**1.152.394**
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	**6.085.579**	**6.933.643**
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	**6.657.422**	**8.086.037**

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002.
2. Η Τράπεζα προέβη εντός του εννεαμήνου 2005 στην εξαγορά ποσοστού 99,99% του μετοχικού κεφαλαίου της σερβικής τραπέζης Jubanka A.D. Beograd, καταβάλλοντας το ποσό των € 171,4 εκατ. καθώς και στην εξαγορά ποσοστού 60,10% του μετοχικού κεφαλαίου των εταιριών APE Commercial Property A.E. και APE Fixed Assets A.E. καταβάλλοντας, συνολικά, το ποσό των € 72,2 χιλ.
3. Την 8.4.2005 εγκρίθηκε, με την υπ' αριθ. Κ2-4115 απόφαση του Υπουργείου Ανάπτυξης, η συγχώνευση της ΔΕΛΤΑ SINGULAR Ανώνυμος Εταιρία Πληροφορικής με την Τράπεζα.
4. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
5. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία της Τραπέζης.
6. Ο αριθμός του απασχολουμένου προσωπικού την 30.9.2005 ήταν 6.952 άτομα στο εσωτερικό και 191 άτομα στο εξωτερικό.
7. Από τις συναλλαγές τις Τραπέζης με τα συνδεδεμένα προς αυτήν μέρη, για το χρονικό διάστημα από 1.1.2005 έως 30.9.2005, προέκυψαν τα εξής ποσά: α) έσοδα € 120.178 χιλ. β) έξοδα € 230.348 χιλ. Τα υπόλοιπα, κατά την 30.9.2005, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές είχαν ως εξής: α) απαιτήσεις € 2.106.167 χιλ. β) υποχρεώσεις € 11.567.966 χιλ. γ) εγγυητικές επιστολές € 1.212 χιλ.
8. Οι βασικές λογιστικές αρχές και μέθοδοι που ακολούθησε η Τράπεζα, αναφέρονται στις οικονομικές καταστάσεις της περιόδου που έληξε την 30.9.2005, οι οποίες έχουν αναρτηθεί στο διαδίκτυο.

Αθήναι, 29 Νοεμβρίου 2005

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK
ΑΡ.Μ.Α.Ε.: 6066/06/Β/86/05
ΣΤΑΔΙΟΥ 40 - 102 52 ΑΘΗΝΑΙ



ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΟΜΙΛΟΥ ALPHA BANK

ΠΕΡΙΟΔΟΥ ΑΠΟ 1 ΙΑΝΟΥΑΡΙΟΥ 2005 ΕΩΣ 30 ΣΕΠΤΕΜΒΡΙΟΥ 2005
(Σύμφωνα με το Π.Δ. 360/1985 και την απόφαση 17/336/21.4.2005 του Δ.Σ. της Επιτροπής Κεφαλαιαγοράς)
(Ποσά εκφρασμένα σε χιλιάδες €)

Τα παρακάτω στοιχεία και πληροφορίες αποσκοπούν σε μια γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα του Ομίλου της ALPHA BANK A.E.Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr όπου εμφανίζονται οι περιοδικές ενοποιημένες οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης (Δ.Π.Χ.Π), καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή, όποτε αυτή απαιτείται.

ΣΤΟΙΧΕΙΑ ΕΝΟΠΟΙΗΜΕΝΟΥ ΙΣΟΛΟΓΙΣΜΟΥ

	30.9.2005	31.12.2004
ΕΝΕΡΓΗΤΙΚΟ		
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	1.638.641	1.755.349
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	6.349.970	5.222.824
Αξιόγραφα χαρτοφυλακίου συναλλαγών	330.098	162.102
Παράγωγα χρηματοοικονομικά μέσα	160.911	171.633
Δάνεια και απαιτήσεις κατά πελατών	25.922.110	22.377.785
Αξιόγραφα επενδυτικού χαρτοφυλακίου		
- Διαθέσιμα προς πώληση	5.333.654	1.973.594
Επενδύσεις σε συγγενείς εταιρίες	11.543	107.363
Επενδύσεις σε ακίνητα	29.542	27.359
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	945.968	916.767
Υπεραξία και λοιπά άυλα πάγια	103.040	30.861
Αναβαλλόμενες φορολογικές απαιτήσεις	203.940	200.158
Λοιπά στοιχεία ενεργητικού	281.268	291.013
	41.310.685	33.236.808
Πάγια προς πώληση	85.795	-
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ	41.396.480	33.236.808
ΥΠΟΧΡΕΩΣΕΙΣ		
Υποχρεώσεις προς πιστωτικά ιδρύματα	6.040.427	1.544.315
Παράγωγα χρηματοοικονομικά μέσα	170.353	228.945
Υποχρεώσεις προς πελάτες	21.244.300	20.696.624
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	8.943.007	6.727.078
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	85.756	175.550
Αναβαλλόμενες φορολογικές υποχρεώσεις	23.956	3.883
Υποχρεώσεις καθορισμένων παροχών σε εργαζόμενους	592.353	557.269
Λοιπές υποχρεώσεις	876.285	666.605
Προβλέψεις	300.737	289.093
Σύνολο Υποχρεώσεων (α)	38.277.174	30.889.362
ΚΑΘΑΡΗ ΘΕΣΗ		
Μετοχικό Κεφάλαιο	1.456.018	1.274.272
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	125.685	-
Αποθεματικά	387.444	365.095
Αποτελέσματα εις νέον	386.643	366.091
Ίδιες μετοχές	-132.414	-18.873
Δικαιώματα τρίτων	52.368	63.508
Υβριδικά κεφάλαια	843.562	297.353
Σύνολο Καθαρής Θέσεως (β)	3.119.306	2.347.446
ΣΥΝΟΛΟ ΥΠΟΧΡΕΩΣΕΩΝ ΚΑΙ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ (α) + (β)	41.396.480	33.236.808

ΣΤΟΙΧΕΙΑ ΕΝΟΠΟΙΗΜΕΝΗΣ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ ΠΕΡΙΟΔΟΥ

	30.9.2005	30.9.2004
Καθαρή θέση ενάρξεως περιόδου (1.1.2005 και 1.1.2004 αντίστοιχα)	2.347.446	2.096.337
Αύξηση κεφαλαίου λόγω εξαγοράς ποσοστού 61,24% της ΔΕΛΤΑ SINGULAR Α.Ε.Π.	149.134	-
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες και απόκτηση νέας θυγατρικής	-25.456	-90.337
Διανεμηθέντα μερίσματα	-175.548	-116.822
Αποτέλεσμα που αναγνωρίσθηκε απ'ευθείας στην καθαρή θέση	37.457	-10.945
Αποτέλεσμα περιόδου	362.720	315.536
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	-155.332	56.333
Έκδοση υβριδικών τίτλων	588.000	-
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	-10.836	-10.382
Λοιπά	1.721	624
Καθαρή θέση λήξεως περιόδου (30.9.2005 και 30.9.2004 αντίστοιχα)	3.119.306	2.238.344

ΣΤΟΙΧΕΙΑ ΕΝΟΠΟΙΗΜΕΝΗΣ ΚΑΤΑΣΤΑΣΕΩΣ ΑΠΟΤΕΛΕΣΜΑΤΩΝ ΠΕΡΙΟΔΟΥ

	1.1-30.9.2005	1.1.-30.9.2004	1.7.-30.9.2005	1.7.-30.9.2004
Τόκοι και εξομοιούμενα έσοδα	1.332.257	1.133.030	469.836	390.434
Τόκοι και εξομοιούμενα έξοδα	434.190	354.897	154.596	124.708
Καθαρό έσοδο από τόκους	898.067	778.133	315.240	265.726
Έσοδα από αμοιβές και προμήθειες	276.331	261.236	102.104	86.165
Προμήθειες έξοδα	18.045	15.776	7.192	6.423
Καθαρό έσοδο από αμοιβές και προμήθειες	258.286	245.460	94.912	79.742
Έσοδα από μερίσματα	2.611	4.589	95	3.312
Αποτελέσματα χρηματοοικονομικών πράξεων	18.173	67.333	13.602	18.458
Λοιπά έσοδα	79.147	70.409	22.895	28.609
	99.931	142.331	36.592	50.379
Σύνολο εσόδων	**1.256.284**	**1.165.924**	**446.744**	**395.847**
Αμοιβές και έξοδα προσωπικού	337.371	311.445	112.084	104.902
Γενικά διοικητικά έξοδα	224.339	254.176	77.677	70.952
Αποσβέσεις	47.448	42.818	16.054	14.559
Λοιπά έξοδα	3.021	352	1.783	336
Σύνολο εξόδων	**612.177**	**608.791**	**207.598**	**190.749**
Ζημίες απομείωσης δανείων και απαιτήσεων	188.803	166.725	64.587	60.702
Αναλογία κερδών (ζημιών) από συγγενείς εταιρίες	-1.012	38.043	137	-472
Κέρδη πριν το φόρο	**454.292**	**428.451**	**174.696**	**143.924**
Φόρος εισοδήματος	91.572	112.915	35.983	38.801
Καθαρά κέρδη μετά το φόρο	**362.720**	**315.536**	**138.713**	**105.123**
Κέρδη αναλογούντα στους μετόχους της Τραπέζης	360.305	312.566	138.201	104.264
Κέρδη αναλογούντα σε τρίτους	2.415	2.970	512	859
Καθαρά κέρδη ανά μετοχή:				
Βασικά κέρδη ανά μετοχή (€)	1,26	1,10	0,48	0,37
Προσαρμοσμένα κέρδη ανά μετοχή (€)	1,26	1,10	0,48	0,37

ΣΤΟΙΧΕΙΑ ΕΝΟΠΟΙΗΜΕΝΗΣ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ ΠΕΡΙΟΔΟΥ

	1.1-30.9.2005	1.1-30.9.2004
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)	2.561.736	1.436.344
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)	-2.063.601	-223.973
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)	410.971	44.980
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου (α)+(β)+(γ)	909.106	1.257.351
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	9.217	-686
Σύνολο εισροών / (εκροών) περιόδου	918.323	1.256.665
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	6.437.078	7.175.245
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	7.355.401	8.431.910

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της "ALPHA BANK", καθώς και το ποσοστό συμμετοχής του Ομίλου σε αυτές κατά την 30/9/2005 είναι :

Α. Θυγατρικές εταιρίες, που ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00
2	Alpha Bank Ltd	Κύπρος	100,00
3	Alpha Bank Romania S.A.	Ρουμανία	99,91
4	Alpha Bank AD Skopje	Fyrom	100,00
5	Alpha Bank Jersey Ltd	Jersey	100,00
6	Jubanka a.d. Beograd	Σερβία-Μαυροβούνιο	100,00
7	Alpha Leasing A.E.	Ελλάδα	99,60
8	Alpha Leasing Romania S.A.	Ρουμανία	99,92
9	ABC Factors A.E.	Ελλάδα	100,00
10	Alpha Asset Finance Ltd	Κύπρος	100,00
11	Alpha Asset Finance C.I. Ltd	Jersey	100,00
12	Alpha Finance Α.Χ.Ε.Π.Ε.Υ.	Ελλάδα	100,00
13	Alpha Finance US Corporation	Η.Π.Α.	100,00
14	Alpha Finance Romania S.A.	Ρουμανία	99,98
15	Alpha Finance Ltd	Κύπρος	100,00
16	Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00
17	Alpha A.E. Συμμετοχών και Επενδύσεων	Ελλάδα	100,00
18	Alpha AEF European Capital Investments	Ολλανδία	100,00
19	Alpha Διαχειρίσεως Αμοιβαίων Κεφαλαίων A.E.	Ελλάδα	100,00
20	Alpha Asset Management Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00
21	Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ.	Ελλάδα	100,00
22	ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00
23	Alpha Ασφαλιστική A.E.	Ελλάδα	99,66
24	Alpha Insurance Romania S.A.	Ρουμανία	99,92
25	Alpha Ασφαλιστικές Πρακτορεύσεις A.E.	Ελλάδα	100,00
26	Alpha Μεσιτική Ασφαλίσεων A.E.	Ελλάδα	94,58
27	Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	99,92
28	Alpha Αστικά Ακίνητα A.E.	Ελλάδα	60,75
29	Alpha Group Jersey Ltd	Jersey	100,00
30	Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E.	Ελλάδα	90,05
31	Ιονική Συμμετοχών A.E.	Ελλάδα	100,00
32	Ωκεανός Α.Τ.Ο.Ε.Ε.	Ελλάδα	100,00
33	Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00
34	Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00
35	Alpha Trustees Ltd	Κύπρος	100,00
36	Messana Holdings S.A.	Λουξεμβούργο	100,00
37	Flagbright Ltd	Ηνωμένο Βασίλειο	100,00
38	Καφέ Μαζί A.E.	Ελλάδα	100,00
39	Ευρυμάθεια A.E.	Ελλάδα	100,00

Η εταιρία με α/α 6 ενοποιήθηκε για πρώτη φορά την 31.3.2005 (βλέπε κατωτέρω σημείωση αριθ.3)
Η εταιρία με α/α 11 ενοποιήθηκε για πρώτη φορά την 30.9.2005
Η εταιρία με α/α 39 ενοποιήθηκε για πρώτη φορά την 30.6.2005

Β. Κοινοπραξίες, που ενοποιήθηκαν με την αναλογική μέθοδο :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Cardlink A.E.	Ελλάδα	50,00
2	Ape Fixed Assets A.E.	Ελλάδα	60,10
3	Ape Commercial Property A.E.	Ελλάδα	60,10

Η εταιρία με α/α 1 ενοποιήθηκε για πρώτη φορά την 31.12.2004
Οι εταιρίες με α/α 2 και 3 ενοποιήθηκαν για πρώτη φορά την 30.9.2005 (βλέπε κατωτέρω σημείωση αριθ.3)

Γ. Συγγενείς εταιρίες, που αποτιμήθηκαν με τη μέθοδο της καθαρής θέσεως :

α/α	Επωνυμία Εταιρίας	Έδρα	Ποσοστό Συμμετοχής
1	Τουριστική Εταιρία Λέσβου A.E.	Ελλάδα	24,99
2	Εβισάκ A.E.	Ελλάδα	27,00
3	Icap A.E.	Ελλάδα	26,96
4	Γαιογνώμων A.E.	Ελλάδα	20,00
5	Micrel A.E.	Ελλάδα	21,03
6	Propindex A.E.	Ελλάδα	13,72
7	ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος	Ελλάδα	50,00
8	A.L.C. Novelle Investments Ltd	Κύπρος	33,33
9	Geosynthesis A.E.	Ελλάδα	20,00

Στην εταιρία με α/α 6 συμμετέχει με ποσοστό 22,58% η θυγατρική εταιρία της Τραπέζης Alpha Αστικά Ακίνητα A.E.
Η εταιρία με α/α 9 ενοποιήθηκε για πρώτη φορά την 30.6.2005

2. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2002 και οι υπόλοιπες εταιρίες του Ομίλου, σχεδόν στο σύνολό τους, έως τη χρήση 2000.
3. Η Τράπεζα προέβη εντός του εννεαμήνου 2005 στην εξαγορά ποσοστού 99,99% του μετοχικού κεφαλαίου της σερβικής τραπέζης Jubanka A.D. Beograd, καταβάλλοντας το ποσό των € 171,4 εκατ. καθώς και στην εξαγορά ποσοστού 60,10% του μετοχικού κεφαλαίου των εταιριών APE Commercial Property A.E. και APE Fixed Assets A.E. καταβάλλοντας, συνολικά, το ποσό των € 72,2 χιλ.
4. Την 8.4.2005 εγκρίθηκε, με την υπ' αριθ. Κ2-4115 απόφαση του Υπουργείου Ανάπτυξης, η συγχώνευση της ΔΕΛΤΑ SINGULAR Ανώνυμος Εταιρία Πληροφορικής με την Τράπεζα. Μέχρι την 8.4.2005, στις οικονομικές καταστάσεις του ομίλου, η εταιρία αποτιμάτο με τη μέθοδο της καθαρής θέσεως.
5. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
6. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου.
7. Ο αριθμός του απασχολουμένου προσωπικού την 30.9.2005 ήταν 8.441 άτομα στο εσωτερικό και 3.164 άτομα στο εξωτερικό.
8. Από τις συναλλαγές του Ομίλου με τα συνδεδεμένα προς αυτόν μέρη, για το χρονικό διάστημα από 1.1.2005 έως 30.9.2005, προέκυψαν τα εξής ποσά : α) έσοδα € 101 χιλ. β) έξοδα € 4.006 χιλ. Τα υπόλοιπα, κατά την 30.9.2005, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές είχαν ως εξής: α) απαιτήσεις € 4.272 χιλ. β) υποχρεώσεις € 5.548 χιλ. γ) εγγυητικές επιστολές € 1.212 χιλ.
9. Οι βασικές λογιστικές αρχές και μέθοδοι, που ακολούθησαν οι εταιρίες του Ομίλου, αναφέρονται στις ενοποιημένες οικονομικές καταστάσεις της περιόδου που έληξε την 30.09.2005, οι οποίες έχουν αναρτηθεί στο διαδίκτυο.

Αθήναι, 29 Νοεμβρίου 2005

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK
S.A REGISTRATION NUMBER : 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS





FINANCIAL INFORMATION OF ALPHA BANK GROUP
FOR THE PERIOD FROM JANUARY 1, 2005 TO SEPTEMBER 30, 2005
(In accordance with P.D. 360/1985 and decision 17/336/21.4.2005 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank Group. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) are available together with the auditors review report if required.

CONSOLIDATED BALANCE SHEET

	30.9.2005	31.12.2004
ASSETS		
Cash and balances with Central Banks	1,638,641	1,755,349
Due from banks	6,349,970	5,222,824
Securities held for trading	330,098	162,102
Derivative financial assets	160,911	171,633
Loans and advances to customers	25,922,110	22,377,785
Investment securities		
-Available for sale	5,333,654	1,973,594
Investments in associates	11,543	107,363
Investment property	29,542	27,359
Property, plant and equipment	945,968	916,767
Goodwill and other intangible assets	103,040	30,881
Deferred tax assets	203,940	200,158
Other assets	281,268	291,013
	41,310,685	33,236,808
Non current assets held for sale	85,795	-
TOTAL ASSETS	**41,396,480**	**33,236,808**
LIABILITIES		
Due to Banks	6,040,427	1,544,315
Derivative financial liabilities	170,353	228,945
Due to customers	21,244,300	20,696,624
Debt securities in issue and other borrowed funds	8,943,007	6,727,078
Liabilities for current income tax and other taxes	85,756	175,550
Deferred tax liabilities	23,956	3,883
Employee defined benefit obligations	592,353	557,289
Other liabilities	876,285	666,605
Provisions	300,737	289,093
Total Liabilities (a)	38,277,174	30,889,362
EQUITY		
Share Capital	1,456,018	1,274,272
Share premium	125,685	-
Reserves	387,444	365,095
Retained earnings	386,643	366,091
Treasury shares	-132,414	-18,873
Minority interests	52,368	63,508
Hybrid securities	843,562	297,353
Total Equity (b)	3,119,306	2,347,446
TOTAL LIABILITIES AND EQUITY (a) + (b)	41,396,480	33,236,808

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	30.9.2005	30.9.2004
Equity at beginning of the period (01.01.2005 and 01.01.2004 respectively)	**2,347,446**	**2,098,337**
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A.E	149,134	-
Change of participating interests in subsidiaries and new acquisitions	-25,456	-90,337
Dividends paid	-175,548	-118,822
Net income recognised directly in equity	37,457	-10,945
Profit for the period	362,720	315,536
Purchases / disposals of treasury shares and hybrid securities	-155,332	56,333
Proceeds from the issue of hybrid securities	588,000	-
Dividends paid to hybrid securities holders	-10,836	-10,362
Other	1,721	624
Equity at end of the period (30.9.2005 and 30.9.2004 respectively)	**3,119,306**	**2,238,344**

CONSOLIDATED INCOME STATEMENT

	1.1-30.9.2005	1.1.-30.9.2004	1.7.-30.9.2005	1.7.-30.9.2004
Interest and similar income	1,332,257	1,133,030	469,836	390,434
Interest expense and similar charges	434,190	354,897	154,596	124,708
Net interest income	898,067	778,133	315,240	265,726
Fee and commission income	276,331	261,236	102,104	86,165
Commission expense	18,045	15,776	7,192	6,423
Net fee and commission income	258,286	245,460	94,912	79,742
Dividend income	2,611	4,589	95	3,312
Gains less losses on financial transactions	18,173	67,333	13,602	18,458
Other income	79,147	70,409	22,895	28,609
	99,931	142,331	36,592	50,379
Total income	**1,256,284**	**1,165,924**	**446,744**	**395,847**
Staff costs	337,371	311,445	112,084	104,902
General administrative expenses	224,339	254,176	77,677	70,952
Depreciation and amortisation expenses	47,446	42,818	16,054	14,559
Other expenses	3,021	352	1,783	336
Total expenses	**612,177**	**608,791**	**207,598**	**190,749**
Impairment losses on loans and advances	188,803	166,725	64,587	60,702
Share of profit (loss) of associates	-1,012	38,043	137	-472
Profit before tax	**454,292**	**428,451**	**174,696**	**143,924**
Income tax expense	91,572	112,915	35,983	38,801
Profit after tax	**362,720**	**315,536**	**138,713**	**105,123**
Attributable to the equity holders of the Bank	360,305	312,566	138,201	104,264
Attributable to minority interests	2,415	2,970	512	859
Earnings per share:				
Basic earnings per share (€)	1.26	1.10	0.48	0.37
Diluted earnings per share (€)	1.26	1.10	0.48	0.37

CONSOLIDATED CASH FLOW STATEMENT

	1.1-30.9.2005	1.1-30.9.2004
Net cash flows from operating activities (a)	2,581,736	1,436,344
Net cash flows from investing activities (b)	-2,083,601	-223,973
Net cash flows from financing activities (c)	410,971	44,980
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	909,106	1,257,351
Effect of exhange rate fluctuations on cash and cash equivalents	9,217	-686
Total cash flow for the period	**918,323**	**1,256,665**
Cash and cash equivalents at beginning of the period	**6,437,078**	**7,175,245**
Cash and cash equivalents at end of the period	**7,355,401**	**8,431,910**

Additional data and information:

1. Companies included in the consolidated financial statements, other than "ALPHA BANK", as well as the Group participation in them as at 30.9.2005 are :

A. Subsidiaries fully consolidated :

No	Company name	Registered office	Participation %
1	Alpha Bank London Ltd	United Kingdom	100.00
2	Alpha Bank Ltd	Cyprus	100.00
3	Alpha Bank Romania S.A.	Romania	99.91
4	Alpha Bank AD Skopje	Fyrom	100.00
5	Alpha Bank Jersey Ltd	Jersey	100.00
6	Jubanka a.d. Beograd	Serbia & Montenegro	100.00
7	Alpha Leasing A.E.	Greece	99.60
8	Alpha Leasing Romania S.A.	Romania	99.92
9	ABC Factors A.E.	Greece	100.00
10	Alpha Asset Finance Ltd	Cyprus	100.00
11	Alpha Asset Finance C.I. Ltd	Jersey	100.00
12	Alpha Finance A.X.E.P.E.Y.	Greece	100.00
13	Alpha Finance US Corporation	U.S.A.	100.00
14	Alpha Finance Romania S.A.	Romania	99.98
15	Alpha Finance Ltd	Cyprus	100.00
16	Alpha Ventures A.E.	Greece	100.00
17	Alpha Equity Fund A.E.	Greece	100.00
18	Alpha AEF European Capital Investments	Holland	100.00
19	Alpha Mutual Fund Management A.E.	Greece	100.00
20	Alpha Asset Management A.E.P.E.Y	Greece	100.00
21	Alpha Private Investment Services A.E.	Greece	100.00
22	ABL Independent Financial Advisers Ltd	United Kingdom	100.00
23	Alpha Insurance A.E.	Greece	99.56
24	Alpha Insurance Romania S.A.	Romania	99.92
25	Alpha Insurance Agents A.E.	Greece	100.00
26	Alpha Insurance Brokers A.E.	Greece	94.58
27	Alpha Insurance LTD Cyprus	Cyprus	99.92
28	Alpha Astika Akinita A.E.	Greece	60.75
29	Alpha Group Jersey Ltd	Jersey	100.00
30	Ionian Hotel Enterprises A.E.	Greece	90.05
31	Ionian Holdings A.E.	Greece	100.00
32	Oceanos A.T.O.E.E.	Greece	100.00
33	Alpha Credit Group Plc	United Kingdom	100.00
34	Alpha Bank London Nominees Ltd	United Kingdom	100.00
35	Alpha Trustees Ltd	Cyprus	100.00
36	Messana Holdings S.A.	Luxemburg	100.00
37	Flagbright Ltd	United Kingdom	100.00
38	Kafe Mazi A.E.	Greece	100.00
39	Evremethea A.E.	Greece	100.00

The company No 6 is included in the consolidated financial statements for the first time, as at 31.3.2005 (see note No.3).
The company No 11 is included in the consolidated financial statements for the first time, as at 30.9.2005.
The company No 39 is included in the consolidated financial statements for the first time, as at 30.6.2005.

B. Joint Ventures consolidated under the proportionate method :

No	Company name	Registered office	Participation %
1	Cardlink A.E.	Greece	50.00
2	Ape Fixed Assets A.E.	Greece	60.10
3	Ape Commercial Property A.E.	Greece	60.10

The company No 1 is included in the consolidated financial statements for the first time, as at 31.12.2004.
The companies No 2 and 3 are included in the consolidated financial statements for the first time, as at 30.9.2005.

C. Associates accounted for under the equity method :

No	Company name	Registered office	Participation %
1	Lesvos Tourist Company A.E.	Greece	24.99
2	Evisak A.E.	Greece	27.00
3	Icap A.E.	Greece	26.96
4	Galognomon A.E.	Greece	20.00
5	Micrel A.E.	Greece	21.03
6	Propindex A.E.	Greece	13.72
7	AEDEP Thessalias & Stereas Ellados	Greece	50.00
8	A.L.C. Novelle Investments Ltd	Cyprus	33.33
9	Geosynthesis A.E.	Greece	20.00

The subsidiary of the Group "Alpha Astika Akinita A.E." has participating interest of 22.58% in company No 6.
The company No 9 is included in the consolidated financial statements for the first time, as at 30.6.2005.

2. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002 and the majority of the subsidiaries for all years up to and including December 31, 2000.
3. Within the reporting period ending on 30.9.2005, Alpha Bank completed the acquisition of a 99.99% stake in the share capital of the Serbian bank Jubanka A.D. Beograd, for an amount of € 171.4 million and the acquisition of a 60.10% stake in the share capital of the companies APE Commercial Property A.E. and APE Fixed Assets A.E., for a total amount of € 72.2 thousand.
4. On April 8, 2005 DELTA SINGULAR A.E merged with the Bank according to the K2-4115 approval of the Ministry of Development. Up to April 8, 2005 the company was accounted under the equity method.
5. No fixed assets have been pledged.
6. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group.
7. The total employees of the Group as at September 30, 2005 were 8,441 in Greece and 3,164 abroad.
8. The related parties' transactions of the Group for the period 1.1-30.9.2005 are as follows: a) revenues € 101 thous. b) expenses € 4,006 thous. The balance as at 30.9.2005 arising from the above transactions are as the follows: a) receivables € 4,272 thous. b) liabilities € 5,548 thous. c) letters of guarantee € 1,212 thous.
9. The basic accounting principles and methods, applied by the Group, are stated in the interim financial statements for the period ended 30.09.2005 and are available at the web site of the Bank.

Athens, November 29, 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK
S.A REGISTRATION NUMBER : 6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS



FINANCIAL INFORMATION FOR THE PERIOD FROM JANUARY 1, 2005 TO SEPTEMBER 30, 2005

(In accordance with P.D. 360/1985 and decision 17/336/21.4.2005 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank. We recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank at www.alpha.gr, where the interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) are available together with the auditors review report if required.

BALANCE SHEET	30.9.2005	31.12.2004
ASSETS		
Cash and balances with Central Banks	1,013,545	1,422,363
Due from banks	6,957,931	5,716,248
Securities held for trading	368,916	156,925
Derivative financial assets	160,673	172,144
Loans and advances to customers	23,087,736	19,901,496
Investment securities		
-Available for sale	5,215,140	2,217,850
Investments in subsidiaries and associates	1,490,067	1,331,748
Investment property	43,303	43,547
Property, plant and equipment	530,336	527,848
Goodwill and other intangible assets	23,502	23,109
Deferred tax assets	182,416	172,339
Other assets	150,669	157,052
	39,224,234	31,842,669
Non-current assets held for sale	85,701	-
TOTAL ASSETS	39,309,935	31,842,669
LIABILITIES		
Due to Banks	6,515,317	1,810,972
Derivative financial liabilities	170,896	228,989
Due to customers	18,944,987	18,948,052
Debt securities in issue and other borrowed funds	10,367,280	7,834,909
Liabilities for current income tax and other taxes	52,738	127,367
Deferred tax liabilities	19,451	1,755
Employee defined benefit obligations	547,393	516,929
Other liabilities	729,398	559,342
Provisions	1,904	2,337
Total Liabilities (a)	37,349,364	30,030,652
EQUITY		
Share Capital	1,456,018	1,274,272
Share premium	125,685	-
Reserves	268,258	264,835
Retained earnings	242,835	291,548
Treasury shares	-132,225	-18,638
Total Equity (b)	1,960,571	1,812,017
TOTAL LIABILITIES AND EQUITY (a) + (b)	39,309,935	31,842,669

INCOME STATEMENT	1.1-30.9.2005	1.1-30.9.2004	1.7-30.9.2005	1.7-30.9.2004
Interest and similar income	1,153,861	991,012	409,235	338,780
Interest expense and similar charges	435,628	336,422	158,708	115,731
Net interest income	718,233	654,590	250,527	223,049
Fee and commission income	196,047	195,752	71,234	66,002
Commission expense	16,329	13,449	6,683	5,583
Net fee and commission income	179,718	182,303	64,551	60,419
Dividend income	59,612	29,759	3	2,645
Gains less losses on financial transactions	-2,170	56,627	6,081	15,545
Other income	19,321	7,742	3,411	1,878
	76,763	94,128	9,495	20,068
Total income	974,714	931,021	324,573	303,536
Staff costs	259,364	241,771	85,866	81,111
General administrative expenses	173,845	210,137	61,242	55,951
Depreciation and amortisation expenses	27,992	27,156	9,086	9,029
Other expenses	210	348	140	339
Total expenses	461,411	479,412	156,334	146,430
Impairment losses on loans and advances	171,701	138,903	55,966	48,371
Profit before tax	341,602	312,706	112,273	108,735
Income tax expense	58,356	84,229	24,207	29,752
Profit after tax	283,246	228,477	88,066	78,983
Earnings per share:				
Basic earnings per share (€)	0.99	0.81	0.31	0.28
Diluted earnings per share (€)	0.99	0.81	0.31	0.28

STATEMENT OF CHANGES IN EQUITY	30.9.2005	30.9.2004
Equity at beginning of the period (01.01.2005 and 01.01.2004 respectively)	1,812,017	1,648,797
Capital increase due to acquisition of 61.24% of DELTA SINGULAR A.E.	149,134	-
Dividends paid	-174,064	-117,502
Net income recognised directly in equity	2,103	-24,477
Profit for the period	283,246	228,477
Purchases of treasury shares	-113,587	-17,687
Other	1,722	1,647
Equity at end of the period (30.9.2005 and 30.9.2004 respectively)	1,960,571	1,719,255

CASH FLOW STATEMENT	1.1-30.9.2005	1.1-30.9.2004
Net cash flows from operating activities (a)	3,398,788	1,545,515
Net cash flows from investing activities (b)	-3,220,790	-427,067
Net cash flows from financing activities (c)	392,796	33,159
Net increase (decrease) in cash and cash equivalents (a)+(b)+(c)	570,794	1,151,607
Effect of exchange rate fluctuations on cash and cash equivalents	1,049	787
Total cash flow for the period	571,843	1,152,394
Cash and cash equivalents at beginning of the period	6,085,579	6,933,643
Cash and cash equivalents at end of the period	6,657,422	8,086,037

ADDITIONAL DATA AND INFORMATION

1. The Bank has been audited by the tax authorities for all years up to and including December 31, 2002.
2. Within the reporting period ending on 30.9.2005, Alpha Bank completed the acquisition of a 99.99% stake in the share capital of the Serbian bank Jubanka a.d. Beograd, for an amount of € 171.4 mln and the acquisition of a 60.10% stake in the share capital of the companies APE Commercial Property A.E. and APE Fixed Assets A.E., for a total amount of € 72.2 thousand.
3. On April 8, 2005 DELTA SINGULAR A.E. merged with the Bank, according to the K2-4115 approval of the Ministry of Development.
4. No fixed assets have been pledged.
5. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Bank.
6. The total employees of the Bank as at September 30, 2005 were 6,952 in Greece and 191 abroad.
7. The related parties' transactions of the Bank for the period 1.1-30.9.2005 are as follows: a) revenues € 120,178 thous. b) expenses € 230,348 thous.
   The balances as at 30.9.2005 arising from the above transactions are as follows: a) receivables € 2,106,167 thous. b) liabilities € 11,567,966 thous. c) letters of guarantee € 1,212 thous.
8. The basic accounting principles and methods applied by the Bank, are stated in the interim financial statements for the period ended 30.9.2005 and are available at the web site of the Bank.

Athens, November 29, 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	CHIEF GROUP FINANCIAL REPORTING
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS

ALPHA BANK



GROUP FINANCIAL STATEMENTS AS AT 30.9.2005

(In accordance with the International Financial Reporting Standards – IFRS)

ATHENS
29 NOVEMBER 2005

Table of Contents

Financial statements

Notes to the consolidated financial statements

Consolidated income statement

(Thousands of Euro)

	Note	From 1 January to 30.9.2005	From 1 January to 30.9.2004	From 1 July to 30.9.2005	From 1 July to 30.9.2004
Interest and similar income	2	1,332,257	1,133,030	469,836	390,434
Interest expense and similar charges	2	434,190	354,897	154,596	124,708
Net interest income		898,067	778,133	315,240	265,726
Fee and commission income	3	276,331	261,236	102,104	86,165
Commission expense	3	18,045	15,776	7,192	6,423
Net fee and commission income		258,286	245,460	94,912	79,742
Dividend income	4	2,611	4,589	95	3,312
Gains less losses on financial transactions	5	18,173	67,333	13,602	18,458
Other income	6	79,147	70,409	22,895	28,609
		99,931	142,331	36,592	50,379
Total income		**1,256,284**	**1,165,924**	**446,744**	**395,847**
Staff costs	7	337,371	311,445	112,084	104,902
General administrative expenses	8	224,339	254,176	77,677	70,952
Depreciation and amortization expenses	19,20,21	47,446	42,818	16,054	14,559
Other expenses	31	3,021	352	1,783	336
Total expenses		**612,177**	**608,791**	**207,598**	**190,749**
Impairment losses on loans and advances	9	188,803	166,725	64,587	60,702
Share of profit (loss) of associates	18	(1,012)	38,043	137	(472)
Profit before tax		**454,292**	**428,451**	**174,696**	**143,924**
Income tax expense	10	91,572	112,915	35,983	38,801
Profit after tax		**362,720**	**315,536**	**138,713**	**105,123**
Attributable to equity holders of the Bank		360,305	312,566	138,201	104,264
Attributable to minority interests		2,415	2,970	512	859
Earnings per share:	11				
Basic earnings per share (€)		1.26	1.10	0.48	0.37
Diluted earnings per share (€)		1.26	1.10	0.48	0.37

The attached notes (pages 10 to 101) form an integral part of these financial statements.

Consolidated balance sheet

(Thousands of Euro)

	Note	30.9.2005	31.12.2004
ASSETS			
Cash and balances with Central Banks	12	1,638,641	1,755,349
Due from banks	13	6,349,970	5,222,824
Securities held for trading	14	330,098	162,102
Derivative financial assets	15	160,911	171,633
Loans and advances to customers	16	25,922,110	22,377,785
Investment securities			
-Available for sale	17	5,333,654	1,973,594
Investments in associates	18	11,543	107,363
Investment property	19	29,542	27,359
Property, plant and equipment	20	945,968	916,767
Goodwill and other intangible assets	21	103,040	30,861
Deferred tax assets	22	203,940	200,158
Other assets	23	281,268	291,013
		41,310,685	33,236,808
Non-current assets held for sale	24	85,795	-
Total Assets		41,396,480	33,236,808
LIABILITIES			
Due to banks	25	6,040,427	1,544,315
Derivative financial liabilities	15	170,353	228,945
Due to customers	26	21,244,300	20,696,624
Debt securities in issue and other borrowed funds	27	8,943,007	6,727,078
Liabilities for current income tax and other taxes	28	85,756	175,550
Deferred tax liabilities	22	23,956	3,883
Employee defined benefit obligations	29	592,353	557,269
Other liabilities	30	876,285	666,605
Provisions	31	300,737	289,093
Total Liabilities		38,277,174	30,889,362
EQUITY			
Equity attributable to equity holders of the Bank			
Share Capital	32	1,456,018	1,274,272
Share premium	33	125,685	-
Reserves	34	387,444	365,095
Retained earnings	35	386,643	366,091
Treasury shares	36	(132,414)	(18,873)
		2,223,376	1,986,585
Minority interest		52,368	63,508
Hybrid securities	37	843,562	297,353
Total Equity		3,119,306	2,347,446
Total Liabilities and Equity		41,396,480	33,236,808

The attached notes (pages 10 to 101) form an integral part of these financial statements.

Consolidated statement of changes in equity

(Thousands of Euro)

	Note	Share capital	Share premium	Fair value reserve and other reserves	Translation reserve	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2004		**953,721**	**244,914**	**296,830**	**-**	**235,014**	**(1,048)**	**1,729,431**	**141,472**	**225,434**	**2,096,337**
Changes in equity for the period 1.1-30.9.2004											
Movement in the available-for-sale securities reserve	34			(24,147)				(24,147)			(24,147)
Effect of translation of foreign subsidiaries	34				(686)			(686)			(686)
Other	35					16,197		16,197			16,197
Taxes recognized directly in equity	35					(2,309)		(2,309)			(2,309)
Net income recognized directly in equity		-	-	(24,147)	(686)	13,888	-	(10,945)	-	-	(10,945)
Net income for the period						312,566		312,566	2,970		315,536
Total	35	-	-	(24,147)	(686)	326,454	-	301,621	2,970	-	304,591
Share capital increase	32	319,996				(319,996)		-			-
Ex-Ionian Bank goodwill net-off	33, 35		(244,914)			244,914		-			-
Dividends paid to equity holders of the Bank and minority interests	35					(117,502)		(117,502)	(1,320)		(118,822)
Change of participating interests in subsidiaries	35					(10,994)		(10,994)	(79,343)		(90,337)
Purchase of treasury shares and sale of hybrid securities	36, 37						(16,873)	(16,873)		73,206	56,333
Valuation of share options granted to employees				624				624			624
Dividends paid to hybrid securities holders	35					(10,382)		(10,382)			(10,382)
Reserves	34, 35			6,555		(6,555)		-			-
Balance 30.9.2004		**1,273,717**	**-**	**279,862**	**(686)**	**340,953**	**(17,921)**	**1,875,925**	**63,779**	**298,640**	**2,238,344**

	Note	Share capital	Share premium	Fair value reserve and other reserves	Translation reserve	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.10.2004		1,273,717	-	279,862	(686)	340,953	(17,921)	1,875,925	63,779	298,640	2,238,344
Changes in equity for the period 1.10-31.12.2004											
Movement in the available-for-sale securities reserve				24,956				24,956			24,956
Effect of translation of foreign subsidiaries	34				5,575			5,575			5,575
Other	35					(13,947)		(13,947)			(13,947)
Net income recognized directly in equity		-	-	24,956	5,575	(13,947)	-	16,584	-	-	16,584
Net income for the period						95,663		95,663	602		96,265
Total	35	-	-	24,956	5,575	81,716	-	112,247	602	-	112,849
Change of participating interests in subsidiaries	35					2,261		2,261	(873)		1,388
Purchase of treasury shares and hybrid securities	36, 37						(952)	(952)		(1,287)	(2,239)
Valuation of share options granted to employees				209				209			209
Dividends paid to hybrid securities holders	35					(3,660)		(3,660)			(3,660)
Share options exercise	32	555						555			555
Reserves	34, 35			55,179		(55,179)		-			-
Balance 31.12.2004		1,274,272	-	360,206	4,889	366,091	(18,873)	1,986,585	63,508	297,353	2,347,446

	Note	Share capital	Share premium	Fair value reserve and other reserves	Translation reserve	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2005		**1,274,272**	**-**	**360,206**	**4,889**	**366,091**	**(18,873)**	**1,986,585**	**63,508**	**297,353**	**2,347,446**
Changes in equity for the period 1.1-30.9.2005											
Movement in the available-for-sale securities reserve				9,333				9,333			9,333
Effect of translation of foreign subsidiaries	34				9,217			9,217			9,217
Taxes recognized directly in equity	35					8,396		8,396			8,396
Other	35					10,511		10,511			10,511
Net income recognized directly in equity		-	-	9,333	9,217	18,907	-	37,457	-	-	37,457
Net income for the period						360,305		360,305	2,415		362,720
Total	35	-	-	9,333	9,217	379,212	-	397,762	2,415	-	400,177
Issue of hybrid securities	37							-		588,000	588,000
Merger of Delta Singular A.E.	32,33,35	24,011	125,685			(562)		149,134			149,134
Capitalization of reserves	32,35	157,735				(157,735)		-			-
Acquisition of subsidiary and change of participating interests in subsidiaries	35					(13,385)		(13,385)	(12,071)		(25,456)
Purchase of treasury shares and hybrid securities	36,37						(113,541)	(113,541)		(41,791)	(155,332)
Share options valuation				1,721				1,721			1,721
Dividends paid to equity holders of the Bank and minority interests	35					(174,064)		(174,064)	(1,484)		(175,548)
Dividends paid to hybrid securities holders	35					(10,836)		(10,836)			(10,836)
Reserves	34,35			2,078		(2,078)		-			-
Balance 30.9.2005		**1,456,018**	**125,685**	**373,338**	**14,106**	**386,643**	**(132,414)**	**2,223,376**	**52,368**	**843,562**	**3,119,306**

The attached notes (pages 10 to 101) form an integral part of these financial statements.

Consolidated Cash flow statement

(Thousands of Euro)

	Note	From 1 January to 30.9.2005	30.9.2004
Cash flows from operating activities			
Profit before taxes		454,292	428,451
Adjustments for:			
Depreciation of property, plant and equipment	19,20	34,033	32,404
Amortization of intangible assets	21	13,413	10,414
Impairment losses and provisions		204,294	180,716
Gains (losses) from investing activities		(14,570)	(48,014)
Gains (losses) from financing activities		23,268	17,774
Share of (profit) loss of associates	18	1,012	(38,043)
		715,742	583,702
Net (increase) decrease in assets relating to operating activities:			
Due from banks		(90,383)	(137,977)
Securities held for trading and derivative financial assets		(1,559,376)	(37,011)
Loans and advances to customers		(3,736,997)	(2,052,788)
Other assets		62.374	(41,334)
Net increase (decrease) in liabilities relating to operating activities			
Due to banks		4,488,689	1,273,105
Trading and derivative financial liabilities		(58,592)	(215,048)
Due to customers		2,688,307	2,017,816
Other liabilities		213,264	188,872
Net cash from operating activities before taxes		2,723,028	1,579,337
Income taxes paid		(161,292)	(142,993)
Net cash flows from operating activities		2,561,736	1,436,344
Cash flows from investing activities			
Acquisitions of subsidiaries and associates		(219,421)	(89,719)
Proceeds from sale of investments (subsidiaries and associates)		-	-
Dividends received	4	2,611	4,589
Purchase of property, plant and equipment	19,20,21	(38,197)	(41,680)
Disposal of property, plant and equipment		1,479	6,816
Net (increase) decrease in investment securities		(1,810,073)	(103,979)
Net cash flows from investing activities		(2,063,601)	(223,973)
Cash flows from financing activities			
Dividends paid		(171,244)	(118,759)
Purchase of treasury shares		(113,587)	(17,687)
Proceeds from the issue of subordinated debt		183,697	136,376
Repayment of subordinated debt		(23,268)	(17,774)
Proceeds from the issue of Hybrid securities		546,209	73,206
Dividends paid to Hybrid securities holders		(10,836)	(10,382)
Net cash flows from financing activities		410,971	44,980
Effect of exchange rate fluctuations on cash and cash equivalents		9,217	(686)
Net increase (decrease) in cash and cash equivalents		918,323	1,256,665
Cash and cash equivalents at beginning of the period	12	6,437,078	7,175,245
Cash and cash equivalents at end of the period	12	7,355,401	8,431,910

The attached notes (pages 10 to 101) form an integral part of these financial statements.

General information

The Alpha Bank Group includes companies in Greece and abroad which offer services as:

- Corporate and retail banking
- Financial services
- Investment banking and brokerage services
- Insurance services
- Real estate management
- Hotel activities

The parent company of the Group is ALPHA BANK S.A. which operates under the brand name of ALPHA BANK S.A. and with the sign of ALPHA BANK. Its registered office is at 40 Stadiou Street, Athens and it is listed as a societe anonyme, with number 6066/06/B/86/05.

The Bank's duration is until 2100 which can be extended by a decision of the shareholders in a general meeting. In accordance with article 4 of the articles of association, the Bank's purpose is to provide general banking services in Greece and abroad.

The term of the Board of Directors, which were elected by the shareholders' in a general meeting of April 19, 2005 ends in 2010. The members of the Board of Directors consist of:

CHAIRMAN (executive member)

Yannis S. Costopoulos
Mr. Costopoulos was born in Athens. He studied to become a shipbuilder at King's College Durham University in England. His career started at the Credit Commercial Bank in 1963. He was chief executive officer and general manager of the Bank from 1973 and Chairman of the Board of Directors and general manager from 1984 up to 1996. As of 23 February 2005 he holds the position of Executive President.

VICE-CHAIRMAN (non-executive member)

Andreas L. Canellopoulos
Mr. Canellopoulos is President of Titan Cement Company S.A. He was elected to the Bank's Board of Directors in 1989 and from 1995 was appointed non-executive Vice President. From 1994 up to 2000 he was the president of the Greek Industries Union.

EXECUTIVE MEMBERS

MANAGING DIRECTOR

Demetrios P. Mantzounis
Mr. Mantzounis was born in Athens. He studied political sciences at the Aix-Marseille University. Mr. Mantzounis joined the Bank in 1973 and was appointed general manager in 2002. On 23 February 2005 he was elected Managing Director.

EXECUTIVE DIRECTORS AND GENERAL MANAGERS

Marinos S. Yannopoulos (CFO)
Mr. Yannopoulos was born in Athens and holds degrees in Economics (MA in Industrial Economics) from Sussex University and Business Administration (MBA) from Manchester Business School. He worked abroad for 15 years for Chase Manhattan Bank and Exxon, in London, New York, Frankfurt, Milan, Rome and 2 years as general manager of Ionian and Popular Bank of Greece. On 23 February 2005 he was appointed General Manager of the Bank.

Spyros N. Filaretos
Mr. Filaretos was born in Athens. He studied economics at the University of Manchester and Sussex. He joined the Bank in 1985 and in 1997 was appointed executive general manager. On 23 February 2005 he was appointed general manager.

Artemis Ch. Theodoridis
Mr. Theodoridis was born in Athens. He studied Economics and holds an MBA from the University of Chicago. He is the Chairman and Managing Director of Alpha Finance and was appointed executive General Manager of the Bank in 2002. From 23 February 2005 he was appointed General Manager. He served as a member of the Board of Directors of the Athens Stock Exchange (1996-1999) and the Capital Securities Depository (2000-2002).

NON-EXECUTIVE MEMBERS

George E. Agouridis *
Mr. Agouridis is a lawyer and president of the Hellenic Advisory Committee of Stavros S. Niarchos foundation. He is a member of the Bank's Board of Directors from 2000.

Sophia G. Eleftheroudaki
Ms Eleftheroudaki is Managing Director of book store and publishing company G.C. Elephteroudakis S.A. since 1983. She was elected to the Board of Directors in 2005.

Paul G. Karakostas*
Mr. Karakostas is Chairman and Managing Director of GENKA Investment S.A. He was elected to the Bank's Board of Directors in 2000. He was president of the Greek British Commercial Council and was president of the Greek Winery Union.

Ioannis K. Lyras **
Mr. Lyras is Chairman of Paralos Maritime Corporation S.A. He is a member of the Bank's Board of Directors since 2005. He was the president of the Greek Shipowners Association from 1997 to 2003, he also represents the Greek Shipowners Associations Brand at Directors of the Union of European Shipowners.

Nicholaos I. Manessis **
Mr. Manessis is Chairman of the Board of Directors of Halivourgia Thessalia S.A. and a member of the Board of Directors of the Greek Steel Industry Company S.A. He is also a member of the Bank's Board of Directors since 2005.

Minas G. Tanes *
Mr. Tanes is Managing Director and General Manager of Athenian Brewery S.A. since 1976. He is member of the Bank's Board of Directors since 2003.

INDEPENDENT NON-EXECUTIVE MEMBERS

Pavlos A. Apostolides **
Mr. Apostolides graduated from the Athens Law School. He is member of the Diplomatic Corp since 1965 and he was, among other things, the ambassador of Greece in Cyprus and a resident representative of Greece in the European Union in Brussels. In 1998 he was appointed General Secretary of the foreign office and the following year was appointed Director of National Information Service, until his retirement in November 2004.

Thanos M. Veremis
Professor of Political Sciences at the University of Athens since 1987. He is a member of the Bank's Board of Directors since 2000. He is also a member of the Board of Directors of the Hellenic Union of European and Foreign Politics (ELIAMEP) since 1998 and was the president of the Union from 1995 to 2000.

SECRETARY

Hector P. Verykios
Manager, Alpha Bank

* Member of the Audit Committee
** Member of the Remuneration Committee

The certified auditors of the Bank are:

Principal Auditors:	Marios T. Kyriacou
	Nick E. Vouniseas
Substitute Auditors:	Garyfallia B. Spyriouni
	Nick Ch. Tsiboukas

of KPMG Kyriacou Certified Auditors S.A.

The Bank's shares are listed on the Athens Stock Exchange since 1925. In 2004, Alpha Bank was ranked 5th among all listed companies, in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurotop 300 Index, which consists of the 300 largest European companies.

Apart from the Greek market, the shares of the Bank are traded over the counter in London and New York in the form of international certificates (GDR's and ADR's).

The Bank as at 30 September 2005 has issued 291,203,608 shares.

The Group's growth and consistent dividend policy has attracted local and foreign investors. This has increased the shares' liquidity which for the nine-month period to 30 September 2005 amounted to an average of 800,000 shares per day.

The credit rating of the Bank remains in high level and reflects the dynamic of its operations and the positive share price prospect. The ratings in accordance with international ratings agencies, is as follows:

Standard and Poor's:	BBB+
Moody's:	A3
Fitch:	A-.

The Board of Directors approved the consolidated financial statements on 29 November 2005.

Notes to the consolidated financial statements

1. Accounting principles applied

1.1 Basis of presentation

These financial statements relate to the nine month period from 1 January 2005 to 30 September 2005 which is a part of the period covered by the Group's first financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union with Regulation 1606/2002 of the European Parliament and the Council of the European Union on 19 July 2002.

The financial statements are presented in Euro, rounded to the nearest thousand unless otherwise indicated.

The financial statements are prepared on the historical cost basis except for the following assets and liabilities which were measured at their fair value:

- Securities held for trading
- Derivative financial instruments
- Available-for-sale investments

The Group has prepared these financial statements in accordance with International Financial Reporting Standards. In particular the Group applied IAS 34 "Interim Financial Reporting" and IFRS 1 "First-time Adoption of International Financial Reporting Standards", and all the standards and interpretations adopted by the European Union which are mandatory for the preparation of financial statements for periods that begin after 1 January 2005. These financial statements have been prepared applying the same accounting principles as described in the published consolidated financial statements as at 31 March 2005, except for the matter described in note 1.2.

Set out below are the standards and interpretations that are included in the following regulations of the European Commission which were published until 30 September 2005, 1725/2003, 707/2004, 2086/2004, 2236/2004, 2237/2004, 2238/2004 and 211/2005:

- International Accounting Standards 1, 2, 7, 8, 10, 11, 12, 14, 16-21, 23, 24, 26, 27-34, 36-41.
- International Financial Reporting Standards 1-5.
- Interpretation of International Financial Reporting Standard 1.
- Interpretations of International Accounting Standards 7, 10, 12, 13, 15, 21, 25, 27, 29, 31, 32.

The adoption of the above standards and interpretations cover all the periods presented in the financial statements except for IFRS 5 which has been adopted from 1 January 2005 in accordance with the exception set out in IFRS 1.

The adoption by the European Union, by 31 December 2005, of new standards or interpretations issued by the International Accounting Standards Board (IASB) and their mandatory or voluntary adoption after 1 January 2005, may retrospectively affect the period that the financial statements present.

An explanation of the impact of the transition to IFRS on the financial position and the comparative figures, previously reported in accordance with Greek generally accepted accounting principles (Greek GAAP), is included in note 48. This note provides reconciliations between Greek GAAP and IFRS of the balance sheet, equity, income statement and cash flows.

The estimates of the Bank which are applied in the decisions which are taken into account during the preparation of the financial statements are based on historical information and assumptions which at present are considered logical.

The estimates and assumptions are re-assessed to take into account current conditions and the effect of any changes are recognized in the financial statements in the period that they occur.

1.2 Change in accounting policies

Leases

For finance leases where the Group is the lessor, unearned finance income is deducted from the total amount of lease payments, and is classified in loans and advances to customers, instead of other liabilities.

The financial statements of comparative periods, and those published on 31 March 2005, were restated in accordance with the reclassification of finance leases as described above.

1.3 Basis of consolidation

The consolidated financial statements include the parent company Alpha Bank, its subsidiaries, associates and joint ventures.

a. Subsidiaries

Subsidiaries are entities controlled, directly or indirectly, by the Bank. The financial statements of subsidiaries are included in the consolidated financial statements from that date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. When the cost of acquisition exceeds the fair value of the Group's share of the identifiable net assets acquired the excess is recorded as goodwill, which is tested for impairment annually. If the cost of acquisition is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter company transactions are eliminated unless the transaction provides evidence of impairment of the asset transferred and it is recognized in the consolidated balance sheet.
Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b. Associates

Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding, directly or indirectly, of between 20% and 50% of the voting rights.

Investments in associates are accounted for by the equity method of accounting.

The Group's share of the associates post-acquisition profits or losses is recognized in the income statement.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

c. Joint ventures

According to IAS 31, joint ventures are those entities over whose activities, the Group has joint control, established by contractual agreement whereby two or more parties undertake an economic activity.

The consolidated financial statements include the Group's share of the joint venture under the proportionate consolidation method.

Details of the entities and the Group's ownership interest of subsidiaries and joint ventures is provided in note 39, and for associates in note 18.

1.4 Segment reporting

The Group after taking into account the present management and reporting structure, and that the majority of its income arises from activities in Greece decided that:

a. the primary reporting format are the following business segments:
- Retail
- Corporate
- Asset Management and Insurance
- Investment Banking and Treasury
- South Eastern Europe
- Other

b. the geographical segments are the secondary reporting format:
- Greece
- Other Countries

Detailed information relating to business and geographical segments are presented in note 40.

1.5 Foreign currency transactions

The consolidated financial statements are presented in Euro, which is the currency of the country of incorporation of the Bank (functional currency). Items included in the financial statements of each of the Group's companies are measured using the currency of the country of incorporation or the currency of the primary economic environment in which the company operates or the currency used for the majority of transactions held.

Transactions in foreign currencies are translated to Euro at the closing exchange rates at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Euro at the closing exchange rate at that date. Foreign exchange differences arising on translation are recognized in the income statement.

Non-monetary assets and liabilities are recognized at the exchange rate ruling at initial recognition, except for those non-monetary items denominated in foreign currencies that are stated at fair value. The exchange differences relating to these items are part of the change in fair value and they are recognized in the income statement or recorded directly in shareholders' equity depending on the classification of the non-monetary item.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a) Assets and liabilities for each balance sheet presented are translated to Euro at the closing rate at the date of that balance sheet.
The comparative figures presented are translated to Euro at the closing rates at the respective dates of the comparative balance sheet.

(b) Income and expenses for each income statement are translated to Euro at average exchange rates applicable for each period presented.

The resulting exchange differences from the above translation and those arising from other monetary items designated as a part of the net investment in the entity are recorded in equity. When a foreign subsidiary is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

1.6 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents consists of:

a. Cash on hand.
b. Non-restricted placements with Central banks.
c. Short-term balances due from banks.

Short-term balances due from banks are amounts that mature within three months after the date of the consolidated financial statements.

1.7 Classification and measurement of financial assets

The Group classifies its financial assets in the following categories:

- Loans and receivables.
- Held–to-maturity investments.
- Financial assets at fair value through profit or loss.
- Available-for-sale financial assets.

For each of the above classifications the following is applicable:

a) Loans and receivables

Included in this category are:

i. Direct loans to customers
ii. Amounts paid for a portion or total acquisition of bonds issued by customers
iii. All receivables from customers, Banks etc.

Loans and receivables are carried at amortized cost.

b) Held–to-maturity

Held–to-maturity investments are financial assets that the Group has the positive intention and ability to hold to maturity.

This category is carried at amortized cost. The Group has not included any financial assets in this category.

c) Financial assets at fair value through profit or loss.

Financial assets included in this category are those:

i. That are acquired principally for the purpose of selling in the short term and in order to exploit short term market fluctuations (trading portfolio). The Group has included in this category fixed rate Government bonds, treasury bills and a limited number of shares.
ii. The Group may decide, at initial recognition, to recognize changes in fair value in the income statement. The Group has not included items in this category.

d) Available-for-sale

Available-for-sale financial assets are investments that have not been classified in any of the previous categories.

The Group has included in this category:

i. Variable interest rate bonds
ii. Fixed rate bonds, except those issued by the Greek State
iii. Shares
iv. Mutual fund units.

The measurement principles noted above are not applicable when a particular financial asset is a hedged item, in which case the principles set out in note 1.8 are followed.

1.8 Derivative financial instruments and hedge accounting

Derivatives are financial instruments that upon inception have a small or zero value and subsequently change in accordance with a particular underlying instrument (foreign exchange, interest rates, index or other variable).

All derivatives are recognized as assets when their fair value is positive and as liabilities when their fair value is negative.

Derivatives are entered into for either hedging or trading purposes and they are measured at fair value irrespective of the purpose for which they have been entered into.

The Group's activities involve the use of derivatives as a means of exercising asset-liability management within the guidelines established by the Asset-Liability Committee (ALCO).
When the Group uses derivatives for hedging purposes it ensures that appropriate documentation exists on inception of the transaction, and that the effectiveness of the hedge is monitored on an ongoing basis and the above are repeated at each balance sheet date.

In addition the Group uses derivatives for trading purposes to exploit short-term market fluctuations, within the Group risk level set by the Asset-Liability Committee (ALCO). Valuation differences arising from these derivatives are recognized in gains less losses on financial transactions

We emphasize the following:

a. Synthetic Swaps

The parent company (ALPHA BANK), in order to increase the return on deposits to selected customers uses synthetic swaps. This involves the conversion of a Euro deposit to JPY with a simultaneous forward purchase of JPY to cover the foreign exchange exposure.
The result arising from the forward foreign exchange is recognized as interest expense, foreign exchange differences and gains less losses on financial transactions.

b. FX Swaps

These types of Swaps are entered into primarily to hedge the exposures arising from customer loans and deposits. As there is no documentation to support hedge accounting they are accounted for as trading instruments. The result arising from these derivatives is recognized as interest expense, foreign exchange differences, in order to match with the interest element resulting from the deposits and loans, and gains less losses on financial transactions.

Hedge accounting

Hedge accounting relates to the valuation rules to offset the effects on the gain or loss from changes in the fair value of a hedging instrument and a hedged item which would not be achieved if the normal re measurement principles were followed.

Documentation of the hedge relationship upon inception and of the effectiveness of the hedge on a on-going basis are the basic requirements for the adoption of hedge accounting.

The hedge relationship is documented upon inception and the hedge effectiveness test is carried out upon inception and it is repeated each reporting date.

Fair value hedge

A fair value hedge of a financial instrument offsets the change in the fair value of the hedged item in respect of the risks being hedged.

Changes in the fair value of both the hedging instrument and the hedged item in respect of the risk being hedged are recognized in the income statement.

The Group uses interest rate swaps (IRS's) to hedge risks relating to borrowings, bonds, loans and fixed rate term deposits.

Cash flow hedge

A cash flow hedge changes the cash flows of a financial instrument from a variable rate to a fixed rate.

The effective part of any gain or loss on the hedging instrument is recognized directly in equity, whereas the ineffective part is recognized in the income statement. The accounting treatment of the hedged item does not change.

There were no instances that would require cash flow hedge accounting.

Hedges of net investment in a foreign operation

It is applied to hedge the foreign exchange risk, arising from investments in foreign operations.

1.9 Property, plant and equipment

This caption includes: land, buildings (owned and leased) for use by the branches or for administrative purposes, additions and improvements of leased fixed assets and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. The historical cost includes costs relating to the acquisition of property and equipment.

Subsequent expenditure is capitalized or recognized as a separate asset only when it increases the future economic benefits. Expenditure on repairs and maintenance is recognized in the income statement as an expense as incurred.

Depreciation is charged on a straight line basis over the estimated useful lives of property, plant and equipment taking into account residual values.

The estimated useful lives are as follows:

- Buildings: 20 to 33 years.
- Additions to leased fixed assets and improvements: over the term of the lease.
- Equipment and vehicles: 4 to 20 years.

Land is not depreciated, however, it is reviewed periodically for impairment.
The residual value of property and equipment and their useful lives are periodically reviewed and adjusted if necessary at each reporting date.
Property and equipment which is considered impaired is carried at its recoverable amount. Gains and losses from the sale of property and equipment are recognized in the income statement.

1.10 Investment property

The Group includes in this category buildings or a portion of buildings together with the respective portion of the land that is held to earn rental income.

Investment property is initially recognized at cost, which includes all related acquisition costs. Subsequent to initial recognition investment property is stated at cost less accumulated depreciation and impairment losses.

All costs for repairs and maintenance are recognized in the income statement as incurred.

The estimated useful lives over which depreciation is charged are the same as own-used property.

1.11 Goodwill and other intangible assets

- *Goodwill*

Goodwill represents the difference between the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired entity at the date of acquisition.

Goodwill arising from acquisitions after 1/1/2004 is recorded to "Goodwill and other intangible assets". Goodwill on acquisitions of associates is included in "Investment in associates".

At the end of each year recognized goodwill is tested for impairment.

Negative goodwill is recognized in the income statement.

- *Other intangible assets*

The Group has included in this caption:

a) Intangible assets (deposit base, relationships with customers and brand name) which were recognized from the acquisition of the Serbian Bank Jubanka a.d. Beograd according to IFRS 3. These intangible assets are carried at cost less accumulated amortization. The amortization is charged over the estimated useful life of each type of asset and it is defined as follows:
   - For deposit base and customer relationships to 6 years
   - For brand name to 2 years

b) Software is carried at cost less amortization. Amortization is charged over the estimated useful life, which the Group has defined from three to four years. Expenditure incurred to maintain the software programs is recognized in the income statement.

For intangible assets no residual value is estimated.

1.12 Leases

The Group enters into leases either as a lessee or as a lessor.

When the risks and rewards incident to ownership of an asset are transferred to the lessee they are classified as finance leases. All other lease agreements are classified as operating leases.

The accounting treatment followed depends on the classification of the lease, which is as follows:

a) When the Group is the lessor

i. Finance leases:

For finance leases where the Group is the lessor the aggregate amount of lease payments is recognized as loans and advances.

The difference between the present value (net investment) of lease payments, and the aggregate amount of lease payments, is recognized as unearned finance income and is deducted from loans and advances.

The lease rentals received decrease the aggregate amount of lease payments and finance income is recognized on an accrual basis.

The finance lease loans are subject to the same impairment testing as applied to customer loans and advances as described in note 1.14.

ii. Operating leases:

When the Group is a lessor of assets under operating leases, the leased asset is recognized and depreciation is charged over its estimated useful life. Income arising from the leased asset is recognized on an accrual basis.

b) When the Group is the lessee

i. Finance leases:

For finance leases, where the Group is the lessee, the leased asset is recognized as own-used property, plant and equipment or as investment property and a respective liability is recognized in other liabilities. At the commencement of the lease the leased asset and liability are recognized at amounts equal to the fair value of leased property or, if lower, the present value of the minimum lease payments.

The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease or if this is not available the Group's borrowing rate for similar financing.

Subsequent to initial recognition the leased assets are depreciated over their useful lives unless the duration of the lease is less than the useful life and the Group is not expected to obtain ownership by the end of the lease, in which case the asset is depreciated over the term of the lease.

The lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

ii. Operating leases:

For operating leases, the Group as a lessee does not recognize the leased asset but charges in general administrative expenses, the lease payments on an accrual basis.

1.13 Insurance activities

a. Insurance reserves

The insurance reserves are the current estimates of future cash flows arising from insurance life and non-life contracts.

The reserves consist of:

i. Mathematical reserves

The insurance reserves for the term life contracts (e.g. term, comprehension, investment) are calculated on actuarial principles using the present value of future liabilities less the present value of premiums to be received. The calculations are based on technical assumptions (mortality tables, interest rates) in accordance with the respective supervisory authorities on the date the contract was signed.
If the carrying amount of the insurance reserves is inadequate, the entire deficiency is provided for.

ii. Unearned premiums reserves

Represent part of net premiums earned which cover proportionally the period from the balance sheet date to the termination of the period the net premium covers.

iii. Outstanding claims reserves

Concern liabilities on claims occurred and reported but not yet paid at the balance sheet date. These claims are determined on a case-by-case basis based on existing information (loss adjustors' reports, doctors reports, court decisions etc) at the balance sheet date. Provisions are also determined for claims incurred but not reported at the balance sheet date (IBNR), the calculation of these provisions is based on the estimated average cost of claim.

iv. Reserves for investments held on behalf and at risk of life insurance policy holders

These reserves are accounted for at the current value of the associated investments.

b. Revenue recognition

Revenues from life and non-life insurance contracts are recognized when they become payable.

c. Reinsurance

The reinsurance premiums ceded and the respective ceded portion of the insurance reserves follow the terms of the relevant reinsurance agreements.

d. Distinction of insurance products

In accordance with IFRS 4 contracts that do not transfer significant insurance risk are characterized as investment and/or service contracts, and their accounting treatment is covered by IAS 32 and IAS 39 for financial instruments and IAS 18 for revenue.

Based on the above the following were separated from insurance services:

a) The individual unit linked contracts with zero insured capital.
b) Group pension fund contracts under unit-linked management.
c) Group contract services provided for which the Company acts as intermediate (motor assistance and accident care).

e. Liability adequacy test

In accordance with IFRS 4 an insurer shall assess at each reporting date whether its recognized insurance reserves are adequate (less deferred acquisition costs and related intangible assets) to cover the risk arising from the insurance contracts. If that assessment shows that the carrying amount of its insurance reserves is inadequate the entire deficiency is recognized in profit or loss.

The methodology applied for life insurance was based on current estimates of all future cash flows, from insurance contracts and of related handling costs. These estimates were based on assumptions representing current market conditions and regarding mortality, cancellations, future changes and allocation of administrative expenses, medical inflation relating to medical changes and the discount rate. The guaranteed return included in certain insurance contracts has also been taken into account in estimating cash flows.

For the liability adequacy test of claims reserves, the triangulation method (chain-ladder/link ratio) was used which is based on the assumption that the proportional relation occurred in past years between the amounts of cumulative claims (paid and outstanding) will be repeated in the future. Data of the last five years were used for the calculation of the relevant test.

1.14 Impairment losses on loans and advances

The Group has assessed as at 31.12.2003, and at each balance sheet date, whether there is evidence of impairment in accordance with the general principles and methodology set out in IAS 39 and the relevant implementation guidance.

Specifically the steps performed were the following:

a. Establishment of events that provide objective evidence that a loan is impaired (trigger events).

The loans and advances with payment of interest or principal overdue by more than 90 days represents the majority of the loans which were tested for impairment.

In addition an impairment test may be performed for accounts with delays less than 90 days, or accounts with no delay when:

i. procedures for forced recovery have initiated
ii. the Group has information that indicates that the financial position of the borrower is deteriorating (reduced sales, gross margins, profit etc.) or other events (bankruptcy filing, extra-ordinary events such as floods, fire, etc at the installations of the borrower) which occurred after the date of initial recognition and which are considered to affect the ability of the borrower to adhere to the agreed repayment schedule.

Finally, an impairment test is performed on loans and advances granted to sectors of the economy or geographical regions which are experiencing problems that arose after the date of initial recognition of the loans.

b. The criteria for assessment on an individual or collective basis.

The outstanding balance is the basic factor in determining whether the assessment of impairment will be performed on an individual basis or on a collective basis.

In determining the amount for each entity of the Group numerous factors were considered such as the composition of the loan portfolio the specific circumstances of the market and experience obtained from the management of the portfolio.

More specifically for the Group's parent company Alpha Bank the separation point is the amount of € 1 million.

c. Establishment of groups of assets with similar risk characteristics

In those instances which based on the amount outstanding the assessment of impairment was performed on a collective basis of assets with similar risk characteristics, with respect to credit risk, the collective groups were determined as follows:

i. the borrowers' industry (construction, tourism etc.) for commercial loans.
ii. the type of loan (consumer, credit cards, mortgage etc.) for retail loans.

Based on detailed internal data the above groups are either expanded or combined in the event that this is justified from the historical data.

d. Methodology in determining future cash flows from impaired loans

The Group has accumulated a significant amount of historical data of the last five years, which includes the loss given default for loans after the completion of forced recovery, or other measures, of loans, including the realization of all collaterals held.

On the basis of this data the amount of the impairment is determined on both an individual and collective basis taking into account the time value of money.

The cash flows are discounted at the loans' original effective interest rate.

e. Interest income recognition

Interest income on impaired loans is recognized based on the carrying value of the loan after the impairment at the original effective interest rate.

f. Impairment recognition

The Group write-offs impaired loans, with exceptions to a small number of accounts with large outstandings were an allowance account is established.

g. Recoveries

If in a subsequent period events occur after the impairment which result in a decrease in the impairment or the collection of amounts from loans and advances previously written-off, the recoveries are recognized in the income statement.

1.15 Deferred taxation

Deferred taxation is the tax that will be paid or for which relief will be obtained in the future resulting from the different period that certain items are recognized for financial reporting and tax purposes.

Deferred tax is provided for temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are provided based on the expected manner of realization or settlement using tax rates (and laws) enacted at the balance sheet date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, taking into consideration the enacted tax rates at balance sheet date.

Current and deferred tax is recognized in the income statement except to the extent that it relates to items recognized directly to equity in which case it is recognized in equity.

1.16 Non-current assets held for sale

Consists of property and machinery that the Group obtained from foreclosures, which are held for sale.

Certain items of property are at present leased to third parties, but these lease agreements were entered into before the Group obtained possession of the property.

Assets held for sale are valued at the lower between the carrying amount and the fair value less cost to sell.

Property in this category are not depreciated, however, they are reviewed for impairment at each reporting date.

Gains or losses from the sale of these assets are recognized in the income statement.

1.17 Financial liabilities

Financial liabilities may be classified as held for trading:

i. when the financial liability is acquired or repurchased in the short term to take advantage of short-term market fluctuations.

ii. they are derivatives which are not used for hedging purposes.

Financial liabilities are initially recognized and re measured at fair value, with changes in fair value recognized in the income statement.

The Group has included in this category derivatives which are not used for hedging purposes.

The liabilities from derivatives which are used for hedging purposes are measured at fair value. Changes in fair value are accounted for as set out in note 1.8.

The liabilities which are not classified in the above category are measured at amortized cost using the effective interest method. Liabilities to credit institutions and customers, debt issued and other loan liabilities are classified in this category.

1.18 Employee benefits

The Group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement which is dependent, among others, on years of service and salary on date of retirement and it is guaranteed by the Bank.

A defined contribution plan is where the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all employees the benefits relating to employee service in current or prior years.

The liability recognized in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets together with adjustments for unrecognized actuarial gains or losses and past service costs.

The defined benefit obligation is calculated annually based on actuarial valuation performed by independent actuaries using the projected unit credit method.

The present value of the defined benefit is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Cumulative actuarial gains and losses arising from experience adjustments and changes, and actuarial assumption variations to the extent that they exceed 10 per cent of the greater of the accrued obligations and the fair value of plan assets are amortized in a period equal to the average remaining working lives of the employees.
Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In the second case, the past service costs are amortized on a straight line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans, to insurance companies and other funds on a mandatory or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense on an accrual basis. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

1.19 Share options granted to employees

The Group rewards the performance of its executives and managers by granting share options. The share options are exercised after the expiration of three years from the grant date.

The fair value is recognized over the period from the grant date and exercise date and recorded as an expense in payroll and related costs with an increase of a reserve in equity respectively. The amount paid by the beneficiaries of share options upon the exercise date increases the share capital of the Group.

1.20 Provisions

A provision is recognized when the Group has a constructive or legal obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount has been reliably estimated. Provisions are measured by discounting the expected future cash flows at a rate that reflects current market assessments of the time value of money. Cash payments are recorded to provisions to the extent that they relate to the specific provision. At each reporting period provisions are re-assessed.

Provisions are not recognized for future operating losses. However, future events that may affect the amount required to settle the obligation, for which a provision has been recognized, are taken into account when sufficient objective evidence exists that they will occur. Reimbursements from third parties relating to a portion of or all of the estimated cash outflow are recognized as assets, only when it is virtually certain that they will be received. The expense recognized in the income statement relating to the provision may be presented net of the amount of the reimbursement.

1.21 Sale and repurchase agreements

The Group enters into purchases of securities under agreements to resell at a certain date in the future at a fixed price. Securities purchased subject to commitments to resell them at future dates are not recognized.

The amounts paid are recognized in loans and advances to either banks or customers. The difference between the purchase price and the resale price is recognized as interest on an accrual basis.

Securities that are sold under agreements to repurchase continue to be recognized in the consolidated balance sheet and are measured in accordance with accounting policy of the category that they have been classified and are presented as investments. The proceeds from the sale of the securities are reported as liabilities to either banks or customers. The difference between the sales price and the repurchase price is recognized on an accrual basis as interest.

Securities borrowed under securities borrowing agreements are not recognized except when they have been sold to third parties whereby the gain on the sale is recognized in the income statement and the liability to deliver the security is recognized at fair value.

1.22 Equity

Incremental costs of share capital increase

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Share premium

The issuance of shares as consideration for the acquisition of a business are shown at their market value. The difference between the nominal value of the shares issued and their market value is recorded as share premium.

Employee share options

The fair value of share options granted to the Group's management is recorded to equity and to the income statement, respectively. Upon the exercising of the share options the amount received from the beneficiaries is recorded as share capital.

Treasury shares

The cost of acquiring treasury shares is recognized as a reduction of equity. Subsequent gains or losses from the sale of treasury shares, after deducting all direct costs and taxes, is recognized directly in retained earnings.

Retained earnings

When the Group's ownership interest in a subsidiary increases as a result of an acquisition, the difference between the consideration paid and the share of net assets acquired is recognized directly to retained earnings.

Sales of ownership interests in subsidiaries that do not result in a loss of control for the Group, is considered as a transaction between related Group equity parties and the gain or loss arising from the sale is recognized directly to retained earnings.

Dividends are deducted from retained earnings and recorded as a liability in the period that the dividend is approved by the General Meeting of the shareholders.

1.23 Interest income and expense

Interest income and expense are recognized in the income statement for all instruments measured at amortized cost.

The recognition of interest income and expense is performed on the accrual basis using the effective interest rate method.

The effective interest rate method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument, in order the present value of the future cash flows to be equal to the carrying amount of the financial instrument including fees or transaction costs.

Interest on financial assets that are impaired is determined on the balance after the impairment provision using the effective interest rate.

Interest income and expense is also calculated for interest bearing financial instruments that are measured at fair value.

1.24 Fee and commission income

Fee and commission income are recognized on a accrual basis when the relevant service has been provided.

Transaction revenues relating to the recognition of a financial instrument which measured at amortized cost, such as loans and advances, are capitalized and recognized in the income statement using the effective interest method.

1.25 Comparatives

To the extent considered necessary the comparatives have been adjusted to facilitate changes in presentation of the current year amounts.

1.26 Notes relating to the interim financial statements

The results and activities of the Group are not subject to seasonal fluctuations, except for revenue from hotel activities, which are included in other income and specifically from Hilton Rhodes which are recognized as incurred.

The allocation of expenses incurred in the interim financial statements is performed on a basis consistent in the preparation of the year end financial statements.

Dividend income is recognized in the income statement at the date dividends are approved by the Shareholders in general meeting of the companies that the Group participates.

Current income tax expense is recognized in these interim financial statements based on management's best estimate of the weighted average annual income tax rate excepted to be applicable at year end.

Income statement

2. Net interest income

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Interest and similar income				
Banks	106,926	96,270	33,730	36,053
Securities	72,152	68,084	28,073	27,066
Loans and advances to customers	1,108,948	943,929	392,165	326,227
Other	44,231	24,747	15,868	1,088
Total	1,332,257	1,133,030	469,836	390,434
Interest expense and similar charges				
Banks	57,124	31,707	22,377	13,059
Customers	185,725	156,115	64,697	53,599
Debt securities in issue and other borrowed funds	139,491	85,631	50,198	34,866
Other	51,850	81,444	17,324	23,184
Total	434,190	354,897	154,596	124,708

3. Net fee and commission income

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Fee and commission income				
Loans	36,044	37,286	12,103	11,017
Letters of guarantee	26,307	28,658	9,330	9,816
Imports-Exports	14,541	16,329	5,034	5,402
Credit Cards	44,209	41,362	17,457	16,437
Fund transfers	61,598	61,515	22,084	21,372
Mutual Funds	39,188	32,724	14,659	10,442
Management and advisory fees	10,825	8,319	4,930	1,379
Other	43,619	35,043	16,507	10,300
Total	276,331	261,236	102,104	86,165
Commission expense				
Credit Cards	13,266	10,713	6,064	4,775
Loans	797	662	266	225
Other	3,982	4,401	862	1,423
Total	18,045	15,776	7,192	6,423

4. Dividend income

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Available-for-sale shares	2,611	4,589	95	3,312
Total	2,611	4,589	95	3,312

5. Gains less losses on financial transactions

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Foreign exchange differences	17,425	19,012	9,836	6,426
Securities held for trading	(6,509)	(2,963)	(1,456)	6,196
Available-for-sale securities	467	43,425	362	1,389
Other financial instruments	6,212	8,131	4,999	4,756
Other	578	(272)	(139)	(309)
Total	18,173	67,333	13,602	18,458

6. Other income

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Insurance activities	20,676	22,846	5,290	7,631
Hotel activities	31,593	37,726	12,191	18,473
Operating lease income	3,222	1,680	1,601	664
Sale of property, plant and equipment	2,649	499	1,864	440
Tax discount	1,901	2,791	-	-
Goodwill from merger with Delta Singular A.E. (note 45)	7,695	-	-	-
Other	11,411	4,867	1,949	1,401
Total	79,147	70,409	22,895	28,609

Income from insurance activities is analyzed as follows:

	1.1 up to 30.9.2005	1.1 up to 30.9.2004
Non-life Insurance		
Premiums and other related income	68,420	66,260
Less:		
Reinsurance premiums ceded	27,551	29,180
Commissions	4,042	2,930
Claims from policyholders	27,156	28,430
Re insurers' participation	9,420	10,474
Net income from non-life insurance	19,091	16,194
Life Insurance		
Premiums and other related income	45,909	47,090
Less:		
Reinsurance premiums ceded	2,372	1,898
Commissions	7,289	6,598
Claims from policyholders	35,916	33,732
Re insurers' participation	1,253	1,790
Net income from life insurance	1,585	6,652
Total	20,676	22,846

7. Staff costs

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Wages and Salaries	220,600	202,136	75,051	71,189
Social Security contributions	56,965	55,838	19,369	18,390
Expenses of defined benefit plans (note 29)	38,393	35,562	12,905	11,987
Other	21,413	17,909	4,759	3,336
Total	337,371	311,445	112,084	104,902

8. General administrative expenses

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Rent of buildings	18,953	17,497	6,611	5,942
Rent and maintenance of EDP equipment	13,756	14,478	4,113	5,180
EDP expenses	23,023	20,290	8,119	6,123
Marketing and advertisement expenses	21,258	22,269	9,062	8,712
Telecommunications and postage	16,994	16,749	5,524	4,945
Third party fees	20,660	19,027	8,041	7,742
Consultants fees	5,905	4,203	2,029	1,534
Contribution to Savings Guarantee Fund	8,506	7,229	2,822	2,814
Insurance	6,750	7,828	769	2,030
Consumables	4,442	4,654	1,860	1,921
Electricity	5,254	5,008	2,046	2,029
Donations	1,368	416	114	67
Olympic Games sponsorship	-	42,116	-	-
Other general administrative expenses	53,928	50,867	18,970	14,751
Taxes	23,542	21,545	7,597	7,162
Total	224,339	254,176	77,677	70,952

9. Impairment losses on loans and advances

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Customer loans and advances	194,257	164,256	66,445	57,584
Insurance activities	930	4,176	310	3,176
Recoveries	(6,384)	(1,707)	(2,168)	(58)
Total	188,803	166,725	64,587	60,702

10. Income tax

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Current tax	79,670	114,128	30,956	35,997
Deferred tax	11,902	(1,213)	5,027	2,804
Total	91,572	112,915	35,983	38,801

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	1.1 up to 30.9.2005	1.1 up to 30.9.2004
Intangibles write-off	7,695	(3,720)
Impairment on loans	(1,304)	-
Fees and expenses relating to the acquisition of financial instruments	1,305	(2,065)
Employee defined benefit obligations	509	1,074
Valuation on derivatives financial instruments	(8,573)	290
Valuation on hedged instruments	9,218	91
Carry forward tax losses	(114)	339
Other temporary differences	3,166	2,778
Total	11,902	(1,213)

11. Earnings per share

Basic earnings per share:

Basic earnings per share is calculated by dividing the profit after tax for the period attributable to the equity holders of the Bank by the weighted average number of ordinary shares outstanding, after deducting treasury shares held, during the period.

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Profit attributable to shareholders of the Bank (in € thousands)	360,305	312,566	138,201	104,264
Weighted average number of outstanding ordinary shares	286,475,371	283,470,571	286,432,668	283,353,289
Basic earnings per share (in € per share)	1.26	1.10	0.48	0.37

Diluted earnings per share:

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Bank has a single category of dilutive potential ordinary shares resulting from a share options program. For the share options, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Bank's shares) based on the monetary value of the subscription rights attached to outstanding share options. The weighted average number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	From 1 January to		From 1 July to	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
Profit attributable to shareholders of the Bank (in € thousands)	360,305	312,566	138,201	104,264
Weighted average number of outstanding ordinary shares	286,475,371	283,470,571	287,432,668	283,353,289
Adjustment for share options	389,896	301,426	409,389	303,841
Weighted average number of outstanding ordinary shares for diluted earnings per share	286,865,267	283,771,997	287,842,057	283,657,130
Diluted earnings per share (in € per share)	1.26	1.10	0.48	0.37

Assets

12. Cash and balances with Central Banks

	30.9.2005	31.12.2004
Cash	225,442	260,646
Cheques receivable	45,805	50,044
Balances with Central Banks	1,367,394	1,444,659
Total	1,638,641	1,755,349
Sale and repurchase agreements (Reverse Repos)	4,376,904	4,354,406
Short-term placements with other banks	1,339,856	327,323
Cash and cash equivalents (as presented for the purposes of the cash flow statement)	7,355,401	6,437,078

13. Due from banks

	30.9.2005	31.12.2004
Placements with other banks	1,981,612	868,418
Sale and repurchase agreements (Reverse Repos)	4,376,904	4,354,406
Less: Provisions for impairment losses	(8,546)	-
Total	6,349,970	5,222,824

14. Securities held for trading

	30.9.2005	31.12.2004
Government bonds	298,903	104,774
Other debt securities	24,898	56,004
- Listed	24,898	53,067
- Non-listed	-	2,937
Shares:	6,297	1,324
- Listed	6,297	1,324
Total	330,098	162,102

15. Derivatives

	30 September 2005		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign Exchange Derivatives			
Currency forwards	313,007	1,451	4,197
Currency swaps	1,132,964	10,841	3,309
Cross currency swaps	610,867	66,623	63,632
Currency options	552,561	5,126	3,941
Currency options embedded in retail products	7,079	33	-
Total non-listed	2,616,478	84,074	75,079
b. Interest rate derivatives			
Interest rate swaps	2,997,655	74,603	58,282
Interest rate options	27,854	140	112
Total non-listed	3,025,509	74,743	58,394
Futures	478,568	55	204
Options	70,000	-	45
Total listed	548,568	55	249
c. Index and stock derivatives			
Futures	11,703	79	292
Options	1,932	17	16
Total listed	13,635	96	308
d. Commodity derivatives			
Options	4,028	5	-
Total listed	4,028	5	-
Derivatives for hedging			
a. Foreign exchange derivatives			
Cross currency swaps	219,768	-	10,719
Total non-listed	219,768	-	10,719
b. Interest rate derivatives			
Interest rate swaps	1,038,891	1,938	25,604
Total non-listed	1,038,891	1,938	25,604
Grand Total	7,466,877	160,911	170,353

	31 December 2004		
	Contract nominal amount	Fair value	
		Assets	Liabilities
Derivatives held for trading			
a. Foreign exchange derivatives			
Currency forwards	1,372,389	9,956	17,827
Currency swaps	1,792,663	24,804	66,883
Cross currency swaps	609,317	100,000	100,418
Currency options	979,369	5,133	5,606
Currency options embedded in retail products	17,277	34	22
Total non-listed	4,771,015	139,927	190,756
b. Interest rate derivatives			
Interest rate swaps	1,993,613	30,179	35,816
Interest rate options	26,886	38	38
Total non-listed	2,020,499	30,217	35,854
Futures	74,416	-	42
Total listed	74,416	-	42
c. Index derivatives			
Options embedded in retail products	341	-	64
Total non-listed	341	-	64
Futures	1,953	-	1
Total listed	1,953	-	1
Derivatives for hedging			
a. Foreign exchange derivatives			
Cross currency swaps	1,933	-	605
Total non-listed	1,933	-	605
b. Interest rate derivatives			
Interest rate swaps	229,674	1,489	1,623
Total non-listed	229,674	1,489	1,623
Grand total	7,099,831	171,633	228,945

16. Loans and advances to customers

	30.9.2005	31.12.2004
Individuals:		
Mortgages	6,351,988	4,934,764
Consumer	1,883,986	1,475,120
Credit cards	959,517	795,935
Other loans	207,690	206,182
Other receivables	42,527	15,071
Companies:		
Overdrafts	6,405,604	6,054,903
Term loans	10,124,019	8,854,089
Leasing	747,055	645,162
Other loans	25,129	25,187
Other receivables	80,180	27,103
Receivables from insurance and re-insurance activities	97,826	102,220
	26,925,521	23,135,736
Less: Allowance for impairment losses	(1,003,411)	(757,951)
Total	25,922,110	22,377,785

Provision for impairment losses

Balance 1.1.2004	527,363
Exchange differences	12,141
Provision for loan impairment (note 9)	168,432
Loans written-off during the period	(5,553)
Balance 30.9.2004	702,383
Exchange differences	3,534
Provision for loan impairment	62,707
Loans written-off during the period	(10,673)
Balance 31.12.2004	757,951
Provision from Jubanka acquisition	59,654
Provision from merger with Delta Singular A.E.	7,566
Exchange differences	(948)
Provision for loan impairment (note 9)	195,187
Loans written-off during the period	(15,999)
Balance 30.9.2005	1,003,411

17. Investment securities

Available for sale

	30.9.2005	31.12.2004
Government bonds	4,444,926	1,000,800
Other debt securities:	651,854	805,414
- Listed	636,710	791,741
- Non-listed	15,144	13,673
Shares:	72,962	75,996
- Listed	61,642	60,409
- Non-listed	11,320	15,587
Other variable yield securities	163,912	91,384
Total	5,333,654	1,973,594

18. Investment in associates

	1.1-30.9.2005	1.10-31.12.2004	1.1-30.9.2004
Opening balance	107,363	107,880	69,828
Purchases	1,013	68	136
Dividends received	(163)	-	(127)
Merger with Delta Singular A.E.	(96,524)	-	-
Impairment	(176)	-	-
Share of profit/ (loss)	30	(585)	38,043
Closing balance	11,543	107,363	107,880

During the nine month period to 30.9.2005 the carrying amount of the Group's investment in GAIOGNOMON A.E. was written down by an amount of € 176 as the recoverable amount was determined to be less than the carrying amount. According to company's General Assembly decision from 1 July 2005 started the liquidation procedures.

The Group's investments in associates is as follows:

	Name	Country of incorporation	Ownership interest % 30.9.2005	Ownership interest % 30.9.2004
1.	Lesvos Tourist Company A.E.	Greece	24.99	24.99
2.	Evisak A.E.	Greece	27.00	27.00
3.	Icap A.E.	Greece	26.96	26.96
4.	Delta Singular A.E.*	Greece	-	38.76
5.	Gaiognomon A.E.	Greece	20.00	20.00
6.	Propindex A.E.**	Greece	13.72	15.56
7.	Micrel A.E.	Greece	21.03	21.03
8.	AEDEP Thessalias & Stereas Ellados ***	Greece	50.00	50.00
9.	A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33
10.	Geosynthesis A.E.****	Greece	20.00	-

* The Company was merged with the Bank at 8 April 2005 (note 45).
** Alpha Astika Akinita A.E., a subsidiary, holds ownership interest 22.58%.
*** The entity is a non-profit organization.
**** Geosynthesis A.E. was acquired by the bank from the merger with Delta Singular A.E.

The Group's share of the profit/(loss) of each associate is as follows (the amounts are expressed in thousands of Euro):

	Name	Equity (in thousands €)	Profit/ (loss) after tax	Total (in thousands €)	Share of profits/ (losses) 30.9.2005	Impairment	Total profit/ (losses) 30.9.2005
1.	Lesvos Tourist Company A.E.	2,630	120	2,750	31	-	31
2.	Evisak A.E.	2,610	64	2,674	32	-	32
3.	Icap A.E.	17,717	1,206	18,923	325	-	325
4.	Gaiognomon A.E.	1,842	(263)	1,579	(52)	(176)	(228)
5.	Propindex A.E.	73	(4)	69	-	-	-
6.	Micrel A.E.	683	(169)	514	-	-	-
7.	AEDEP Thessallias & Stereas Ellados	147	-	147	-	-	-
8.	A.L.C. Novelle Investments Ltd	16,867	(390)	16,477	(130)	-	(130)
9.	Geosynthesis A.E.	84	(25)	59	-	-	-
	Total	42,653	539	43,192	206	(176)	30
10.	Delta Singular A.E.	-	-	-	(1,042)	-	(1,042)
	Grand total	42,653	539	43,192	(836)	(176)	(1,012)

As at 31.12.2003 the carrying amounts of EVISAK A.E. and MICREL A.E, were written off by € 1,589 to recognize an impairment as the recoverable amount was determined to be less than the carrying amount. The recoverable amount of the above companies is € 1.

Geosynthesis A.E. is carried to its recoverable amount which is € 1.

19. Investment property

	Land and buildings
Balance 1.1.2004	
Cost	33,589
Accumulated depreciation	(2,795)
Net Book Value 1.1.2004	30,794
1.1.2004-30.9.2004	
Net Book Value 1.1.2004	30,794
Additions	15
Disposals	(2,193)
a) Cost	2,355
b) Accumulated depreciation	162
Reclassification from property, plant and equipment	9,787
Depreciation charge for the period	(1,036)
Net Book Value 30.9.2004	37,367
Balance 30.9.2004	
Cost	42,744
Accumulated depreciation	(5,377)
1.10.2004-31.12.2004	
Net Book Value 1.7.2004	37,367
Additions	68
Disposals	(1,665)
a) Cost	1,804
b) Accumulated depreciation	139
Reclassification to property, plant and equipment	(8,206)
Depreciation charge for the period	(205)
Net Book Value 31.12.2004	27,359
Balance 31.12.2004	
Cost	30,309
Accumulated depreciation	(2,950)
1.1.2005-30.9.2005	
Net Book Value 1.1.2005	27,359
Additions	101
Additions from merger with Delta Singular A.E.	36,546
Accumulated depreciation from merger with Delta Singular A.E.	(2,940)
Additions from companies consolidated for first time in the nine month period of 2005 (net book value)	442
Foreign exchange differences	(372)
Reclassification to property, plant and equipment	(361)
Reclassification to non-current assets held for sale	(33,464)
a) Cost	36,591
b) Accumulated depreciation	3,127
Reclassification from property, plant and equipment	2,689
a) Cost	3,344
b) Accumulated depreciation	655
Depreciation charge for the period	(458)
Net Book Value 30.9.2005	29,542
Balance 30.9.2005	
Cost	33,484
Accumulated depreciation	(3,942)

20. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 01.01.2004				
Cost	1,039,429	10,002	288,357	1,337,788
Accumulated Depreciation	(182,229)	(8,312)	(219,841)	(410,382)
Net Book Value at 1.1.2004	857,200	1,690	68,516	927,406
1.1.2004-30.9.2004				
Net Book Value 1.1.2004	857,200	1,690	68,516	927,406
Additions	20,828	25	10,730	31,583
Foreign exchange differences	1,605	(23)	117	1,699
Disposals	(3,877)	-	(746)	(4,623)
a) Cost	8,101	-	4,547	12,648
b) Accumulated depreciation	4,224	-	3,801	8,025
Reclassification to investment property	(9,787)	-	-	(9,787)
Depreciation charge for the period	(14,022)	(207)	(17,139)	(31,368)
Net Book Value 30.9.2004	851,947	1,485	61,478	914,910
Balance 30.9.2004				
Cost	1,046,181	10,003	294,696	1,350,880
Accumulated depreciation	(194,234)	(8,518)	(233,218)	(435,970)
1.10.2004-31.12.2004				
Net Book Value 1.10.2004	851,947	1,485	61,478	914,910
Additions	5,920	201	7,670	13,791
Foreign exchange differences	(344)	(112)	343	(113)
Disposals	(8,987)	-	(536)	(9,523)
a) Cost	11,328	-	1,390	12,718
b) Accumulated depreciation	2,341	-	854	3,195
Transfers	(128)	-	128	-
Reclassification from investment property	8,206	-	-	8,206
Depreciation charge for the period	(4,272)	(54)	(6,178)	(10,504)
Net Book Value 31.12.2004	852,342	1,520	62,905	916,767
Balance 31.12.2004				
Cost	1,050,081	10,219	301,509	1,361,809
Accumulated depreciation	(197,739)	(8,699)	(238,604)	(445,042)

	Land and Buildings	Leased equipment	Equipment	Total
1.1.2005-30.9.2005				
Net Book Value 1.1.2005	852,342	1,520	62,905	916,767
Additions	7,800	183	20,876	28,859
Additions from merger with Delta Singular A.E.	-	800	2,093	2,893
Accumulated depreciation from merger with Delta Singular A.E.	-	(270)	(1,902)	(2,172)
Additions from companies consolidated for first time in the nine month period of 2005 (net book value)	27,154	-	6,690	33,844
Foreign exchange differences	42	136	1,273	1,451
Disposals	(489)	-	(985)	(1,474)
a) Cost	1,509	-	4,215	5,724
b) Accumulated depreciation	1,020	-	3,230	4,250
Reclassification to non-current assets held for sale	1,703	-	-	1,703
a) Cost	1,928	-	-	1,928
b) Accumulated depreciation	225	-	-	225
Transfers	(5)	-	5	-
a) Cost	(319)	-	319	-
b) Accumulated depreciation	314	-	(314)	-
Reclassification to investment property	(2,689)	-	-	(2,689)
a) Cost	3,344	-	-	3,344
b) Accumulated depreciation	655	-	-	655
Reclassification from investment property	361	-	-	361
Depreciation charge for the period	(14,676)	(411)	(18,488)	(33,575)
Net Book Value 30.6.2005	871,543	1,958	72,467	945,968
Balance 30.9.2005				
Cost	1,087,058	11,370	336,145	1,434,573
Accumulated depreciation	(215,515)	(9,412)	(263,678)	(488,605)

21. Goodwill and other intangible assets

	Goodwill	Other	Software	Total
Balance 1.1.2004				
Cost			94,280	94,280
Accumulated Amortization			(64,810)	(64,810)
Net Book Value 1.1.2004			29,470	29,470
1.1.2004-30.9.2004				
Net Book Value 1.1.2004	-		29,470	29,470
Foreign exchange differences	-		234	234
Additions	-		10,082	10,082
Amortization charge for the period	-		(10,414)	(10,414)
Net Book Value 30.9.2004	-		29,372	29,372
Balance 30.9.2004				
Cost	-		105,277	105,277
Accumulated Amortization	-		(75,905)	(75,905)
1.10.2004-31.12.2004				
Net Book Value 1.10.2004	-		29,372	29,372
Foreign exchange differences	-		(93)	(93)
Additions	-		4,892	4,892
Disposals	-		-	-
a) Cost	-		585	585
b) Fully amortized	-		585	585
Amortization charge for the period	-		(3,310)	(3,310)
Net Book Value 31.12.2004	-		30,861	30,861
Balance 31.12.2004				
Cost	-		108,799	108,799
Accumulated Amortization	-		(77,938)	(77,938)
1.1.2005-30.9.2005				
Net Book Value 1.1.2005	-		30,861	30,861
Foreign exchange differences	-		2,605	2,605
Additions	57,670		9,237	66,907
Additions from merger with Delta Singular A.E.			620	620
Accumulated depreciation from merger with Delta Singular A.E.			(381)	(381)
Additions from companies consolidated for first time in the nine month period of 2005		15,345	501	15,846
Disposals	-		(5)	(5)
a) Cost	-		6	6
b) Fully amortized	-		1	1
Amortization charge for the period	-		(13,413)	(13,413)
Net Book Value 30.9.2005	57,670	15,345	30,025	103,040
Balance 30.9.2005				
Cost	57,670	17,700	120,573	195,943
Accumulated Amortization		(2,355)	(90,548)	(92,903)

Goodwill of € 57.4 million arised from the acquisition of 88.64% of the Serbian Bank Jubanka A.D. Beograd and the goodwill of € 0.3 million arised from the acquisition of Evremathea A.E. Other intangible assets refer to deposit base, relationships with customers and brand name of the acquired Serbian Bank Jubanka a.d. Beograd (note 45).

22. Deferred tax assets and liabilities

	1.1.2005-30.9.2005				
			Recognition in		
Deferred tax assets	Balance 1.1.2005	Mergers and acquisitions	Income statement	Equity	Balance 30.9.2005
Derivative financial assets	429	-	8,772	-	9,201
Loans and advances to customers	17,288	2,063	(519)	(6,088)	12,744
Goodwill and other intangible assets	28,307	\388	(777)	-	27,918
Property, plant and equipment	1,209	-	(2)	44	1,251
Non-current assets held for sale	12,830	-	-	-	12,830
Other assets	1,872	71	(1,397)	(632)	(86)
Due to customers	(191)	-	191	-	-
Other liabilities	3,048	-	(55)	600	3,593
Employee defined benefit obligations	128,851	7	(508)	25	128,375
Retained earnings	6,515	2,256	259	(916)	8,114
Total	200,158	4,785	5,964	(6,967)	203,940

			Recognition in		
Deferred tax liabilities	Balance 1.1.2005	Mergers and acquisitions	Income statement	Equity	Balance 30.9.2005
Derivative financial liabilities	-	-	200	-	200
Loans and advances to customers	18	-	3,973	-	3.991
Goodwill and other intangible assets	-	-	6,919	1,577	8,496
Property, plant and equipment	1,658	766	1,164	7	3.595
Debt securities in issue and other borrowed funds	477	-	5,549	-	6.026
Other liabilities	1,492	-	(608)	(155)	729
Other temporary differences	238	13	668		919
Total	3,883	779	17,865	1,429	23.956
Balance	196,275	4,006	(11,901)	(8,396)	179.984

	1.1.2004-30.9.2004			
		Recognition in		
Deferred tax assets	Balance 1.1.2004	Income statement	Equity	Balance 30.9.2004
Derivative financial assets	2,284	(333)	-	1,951
Loans and advances to customers	8,151	2,872	-	11,023
Goodwill and other intangible assets	26,753	3,729	(424)	30,058
Property, plant and equipment	937	690	(72)	1,555
Non-current assets held for sale	10,782		3,313	14,095
Other assets	1,638	(176)	126	1,588
Due to customers	(107)	(28)	-	(135)
Other liabilities	4,816	(4,900)	-	(84)
Employee defined benefit obligations	132,958	1,074	28	134,060
Retained earnings	8,246	(324)	-	7,922
Total	196,458	2,604	2,971	202,033

Deferred tax liabilities	Balance 1.1.2004	Income statement	Equity	Balance 30.9.2004
	1.1.2004-30.9.2004			
		Recognition in		
Derivative financial liabilities	43	(43)	-	-
Loans and advances to customers	1,509	(182)	-	1,327
Goodwill and other intangible assets	(81)	8	-	(73)
Property, plant and equipment	409	956	7	1,372
Debt securities in issue and other borrowed funds	-	473	-	473
Employee defined benefit obligations	(42)	-	-	(42)
Other liabilities	1,681	235	525	2,441
Other temporary differences	169	(56)	-	113
Total	3,688	1,391	532	5,611
Balance	192,770	1,213	2.439	196,422

Deferred tax assets	Balance 1.10.2004	Income statement	Equity	Balance 31.12.2004
	1.10.2004-31.12.2004			
		Recognition in		
Derivative financial assets	1,951	(1,522)	-	429
Loans and advances to customers	11,023	6,260	5	17,288
Goodwill and other intangible assets	30,058	(1,748)	(3)	28,307
Property, plant and equipment	1,555	(326)	(20)	1,209
Non-current assets held for sale	14,095	(1,265)	-	12,830
Other assets	1,588	319	(35)	1,872
Due to customers	(135)	(56)	-	(191)
Other liabilities	(84)	3,132	-	3,048
Employee defined benefit obligations	134,060	(5,203)	(6)	128,851
Retained earnings	7,922	(1,407)	-	6,515
Total	202,033	(1,816)	(59)	200,158

Deferred tax liabilities	Balance 1.10.2004	Income statement	Equity	Balance 31.12.2004
		Recognition in		
Loans and advances to customers	1,327	(1,309)	-	18
Goodwill and other intangible assets	(73)	73	-	-
Property, plant and equipment	1,372	289	(3)	1,658
Debt securities in issue and other borrowed funds	473	4	-	477
Employee defined benefit obligations	(42)	42	-	-
Other liabilities	2,441	(136)	(813)	1,492
Other temporary differences	113	125	-	238
Total	5,611	(912)	(816)	3,883
Balance	196,422	(904)	757	196,275

23. Other assets

	30.9.2005	31.12.2004
Investments on behalf of life insurance policyholders	57,400	59,271
Prepaid expenses	18,578	17,015
Accrued income	5,113	1,326
Tax advances	101,170	88,280
Other	99,007	125,121
Total	281,268	291,013

24. Non-current assets held for sale

	Land-buildings	Office equipment	Total
Balance 1.1.2005			
Cost	32,084	617	32,701
1.1.2005-30.9.2005			
Cost	32,084	617	32,701
Additions	3,007	-	3,007
Additions from merger with Delta Singular A.E.	21,175	-	21,175
Disposals	(2,849)	-	(2,849)
Reclassification to property, plant and equipment	(1,703)	-	(1,703)
Reclassification from investment property	33,464	-	33,464
Net Book Value 30.9.2005	85,178	617	85,795

Liabilities

25. Due to banks

	30.9.2005	31.12.2004
Current accounts	109,141	64,712
Term deposits	612,502	485,160
Sale and repurchase agreements (Repos)	5,318,784	994,443
Total	6,040,427	1,544,315

26. Due to customers

	30.9.2005	31.12.2004
- Current accounts	5,507,987	5,069,676
- Saving accounts	9,608,683	9,096,320
- Term deposits	5,042,927	4,552,362
- Sale and repurchase agreements (Repos)	907,387	1,852,460
	21,066,984	20,570,818
Cheques payable	177,316	125,806
Total	21,244,300	20,696,624

27. Debt securities in issue and other borrowed funds

The Group to effectively fund its activities has significantly broaden its funding sources and so as to ensure:

i) cheaper funding
ii) long-term funding
iii) strengthening of the capital adequacy ratio

As a result the Group has issued:

i) Senior debt securities

ii) Subordinated debt securities
These securities are subordinated, because the holders in case of a compulsory payment are satisfied after the owners of common debt securities. Their maturity is 10 years, with the right of first redemption after 5 years. These bonds are considered own funds for regulatory purposes.

Senior debt

	30.9.2005	31.12.2004
Euro due 2005	500,148	3,222,401
Euro due 2006	2,509,290	1,503,017
Euro due 2007 with 1st call option in 2005	-	10,107
Euro due 2007 with 1st call option in 2006	6,953	-
Euro due 2007	901,208	900,868
HKD 100 million due 2007	10,770	9,437
Euro due 2008	506,785	-
Euro due 2008 with 1st call option in 2005	-	10,875
US $ due 2008 with 1st call option in 2005	8,030	-
Euro due 2009	709,883	710,202
Euro due 2009 with 1st call option in 2004	-	41,379
Euro due 2009 with 1st call option in 2005	-	10,132
CZK 1.500 million due 2009	50,526	48,971
US $ 11 million due 2009 with 1st call option in 2005	9,022	8,042
US $ 5 million due 2009 with 1st call option in 2006	3,940	3,652
HKD 50 million due 2009	5,372	-
Euro due 2010	724,405	-
Euro due 2010 with 1st call option in 2005	17,039	-
Euro due 2010 with 1st call option in 2006	19,822	-
Euro due 2010 with 1st call option in 2007	2,001,630	-
US $ 7 million due 2010 with 1st call option in 2005	5,511	-
Euro due 2011 with 1st call option in 2005	16,267	60,639
Euro due 2011 with 1st call option in 2006	7,216	-
Euro due 2011	15,495	15,514
Euro due 2012	305,644	-
Euro due 2012 with 1st call option in 2005	9,911	-
Euro due 2013	19,598	-
Euro due 2015	12,571	-
Senior debt total	8,377,036	6,555,236
Securities held by the Group	(511,511)	(721,944)
Total	7,865,525	5,833,292

Subordinated debt

	30.9.2005	31.12.2004
Euro due 2010 with 1st call option in 2005	-	100,229
Euro due 2012 with 1st call option in 2007	325,722	325,757
Euro due 2013 with 1st call option in 2008	351,490	351,492
Euro due 2014 with 1st call option in 2009	201,397	201,082
JPY 30 billion with 1st call option in 2015	199,453	-
Total	1,078,062	978,560
Securities held by the Group	(580)	(84,774)
Subordinated debt total	1,077,482	893,786
Grand Total	8,943,007	6,727,078

28. Liabilities for current income tax and other taxes

	30.9.2005	31.12.2004
Current income tax	73,037	151,093
Other taxes	12,719	24,457
Total	85,756	175,550

29. Employee defined benefit obligations

The amounts recognized in the financial statements for employee defined benefit obligations are presented in the table below:

	Balance sheet 30.9.2005	Income statement 1.1.-30.9.2005 (Note 7)	Balance sheet 31.12.2004	Income statement 1.1.-30.9.2004 (Note 7)
TAP	552,463	32,770	522,352	29,558
TAPILT	(5,070)	353	(5,423)	1,377
Alpha Insurance A.E.	15,690	790	15,320	846
Alpha Bank Cyprus	23,785	3,980	19,615	3,191
Subsidiaries in Greece (Law 2112/1920 compensation)	5,485	500	5,405	590
Total	592,353	38,393	557,269	35,562

Balance sheet and income statements amounts are as follows:

a. Bank

i. The supplementary pension fund of the former Alpha Credit Bank (TAP) is responsible for the main pension and benefits of retired employees of former Alpha Credit Bank.

The Fund received extra contributions from the Bank as its plan assets were not sufficient to meet employee benefits, which were determined by an actuarial study.

It is noted that the negotiations of finding a solution of the pension fund problem for Banking employees Union may change the amount of TAP liability which is determined by on actuarial study.

Balance Sheet - Liabilities

	30.9.2005	31.12.2004
Present value of defined benefit obligations	713,563	698,796
Fair value of plan assets	(112,679)	(131,438)
	600,884	567,358
Unrecognized actuarial losses	(48,421)	(45,006)
Liability in the balance sheet	552,463	522,352

The liability arises as follows:

Balance 1.1.2004	499,851
Accrued expense recognized	29,558
Contributions paid	(3,233)
Balance 30.9.2004	526,176
Balance 1.10.2004	526,176
Accrued expense recognized	9,853
Contributions paid	(13,677)
Balance 31.12.2004	522,352
Balance 1.1.2005	522,352
Accrued expense recognized	32,770
Contributions paid	(2,659)
Balance 30.9.2005	552,463

Income Statement

	From 1 January to	
	30.9.2005	30.9.2004
Current service cost	9,825	9,382
Interest cost	28,069	25,955
Expected return on plan assets	(5,124)	(5,779)
Total (included in staff costs)	**32,770**	**29,558**

The principal actuarial assumptions used are the following:

	30.9.2005	31.12.2004
Discount rate	5.5%	5.5%
Expected return on plan assets	5.5%	5.5%
Future salary increases	3.5%	3.5%
Future pension increases	2.5%	2.5%

ii. Ionian and Popular Bank Insurance Fund (TAPILT) is responsible for the benefits of retired employees from ex-Ionian Bank.

The Bank has guaranteed all benefits to be paid to the Fund until the last employee is retired in accordance with the conditions set out in the Fund's charter.

Balance Sheet – Liabilities

	30.9.2005	31.12.2004
Present value of defined benefit obligations	58,966	56,618
Fair value of plan assets	(56,780)	(55,641)
	2,186	**977**
Unrecognized actuarial losses	(7,256)	(6,400)
Recognized liability	**(5,070)**	**(5,423)**

The liability arises as follows:

Balance 1.1.2004	**32,505**
Accrued expense recognized	1,377
Contributions paid	-
Balance 30.9.2004	**33,882**
Balance 1.10.2004	**33,882**
Accrued expense recognized	458
Contributions paid	(39,763)
Balance 31.12.2004	**(5,423)**
Balance 1.1.2005	**(5,423)**
Accrued expense recognized	353
Contributions paid	-
Balance 30.9.2005	**(5,070)**

Income Statement

	From 1 January to	
	30.9.2005	30.9.2004
Current service cost	323	87
Interest cost	1,980	1,873
Expected return on plan assets	(1,991)	(583)
Actuarial losses recognized during the period	41	-
Total (included in staff costs)	**353**	**1,377**

The principal actuarial assumptions used are the following:

	30.9.2005	31.12.2004
Discount rate	5%	5%
Expected return on plan assets	5%	5%
Future salary increases	3.5%	3.5%

b. Group

i. Alpha Insurance A.E.

The Company maintains a special account for specific employees who are close to retirement. In addition, there is an insurance contract for the former Emporiki General Insurance A.E. based on which a lump sum is granted at retirement.

Balance Sheet - Liabilities

	30.9.2005	31.12.2004
Present value of defined benefit obligations	15,029	14,659
Unrecognized actuarial gains	661	661
Recognized liability	15,690	15,320

The liability arises as follows:

Balance 1.1.2004	14,786
Accrued expense recognized	846
Contributions paid	12
Benefits paid	(441)
Balance 30.9.2004	15,203
Balance 1.10.2004	15,203
Accrued expense recognized	282
Contributions paid	4
Benefits paid	(169)
Balance 31.12.2004	15,320
Balance 1.1.2005	15,320
Accrued expense recognized	790
Contributions paid	13
Benefits paid	(433)
Balance 30.9.2005	15,690

Income Statement

	From 1 January to	
	30.9.2005	30.9.2004
Current service cost	240	236
Interest cost	550	610
Total (included in staff costs)	790	846

The principal actuarial assumptions used are the following:

	30.9.2005	31.12.2004
Discount rate	5%	5%
Future salary increases	3.5%	3.5%
Future pension increases	2.5%	2.5%

ii. Alpha Bank Cyprus

Personnel receive a lump sum benefit on retirement which is calculated based on the years of service and salary.

Balance Sheet - Liabilities

	30.9.2005	31.12.2004
Present value of defined benefit obligations	30,262	26,016
Unrecognized actuarial gains	(6,477)	(6,401)
Recognized liability	23,785	19,615

The liability arises as follows:

Balance 1.1.2004	14,516
Accrued expense recognized	3,191
Benefits paid	(281)
Exchange differences	284
Balance 30.9.2004	17,710
Balance 1.10.2004	17,710
Accrued expense recognized	2,059
Benefits paid	(56)
Exchange differences	(98)
Balance 31.12.2004	19,615
Balance 1.1.2005	19,615
Accrued expense recognized	3,980
Benefits paid	(69)
Exchange differences	259
Balance 30.9.2005	23,785

The principal actuarial assumptions used are the following:

	30.9.2005	31.12.2004
Discount rate	5.5%	5.5%
Future salary increases	6.5%	6.5%

iii. Companies in Greece

The employees of the Greek subsidiaries with indefinite employment contracts receive a lump sum payment on retirement, which is defined by Law 2112/1920. The amounts recognized in the balance sheet are analyzed as follows:

	30.9.2005	31.12.2004
Balance sheet – Liabilities		
Liability	5,485	5,405

	From 1 January to	
	30.9.2005	30.9.2004
Income statement		
Payroll and related costs	500	590

30. Other liabilities

	30.9.2005	31.12.2004
Dividends payable	4,111	-
Withholdings in favour of third parties	384,765	144,953
Insurance activities	30,828	29,155
Reinsurance activities	1,170	2,780
Finance leases	89	506
Deferred income	55,760	68,590
Other accrued expenses	57,750	22,832
Other	341,812	397,789
Total	876,285	666,605

31. Provisions

	30.9.2005	31.12.2004
Insurance reserves	289,418	286,617
Other provisions	11,319	2,476
Total	300,737	289,093

Provisions are analyzed as follows:

a. Insurance provisions

Type	30.9.2005	31.12.2004
Non-life insurance		
Unearned premiums	38,689	41,497
Outstanding claim reserves	57,269	57,566
Total	95,958	99,063
Life insurance		
Mathematical reserves	127,505	121,945
Outstanding claim reserves	8,555	6,338
Total	136,060	128,283
Reserves for investments held on behalf and at risk of life insurance policy holders	57,400	59,271
Grand total	289,418	286,617

b. Other provisions

Balance 1 January 2004	16,065
Exchange differences	(1)
Provisions charged to income statement	352
Provisions used during the period	(4,781)
Balance 30 September 2004	11,635
Provisions charged to statement	907
Provisions used during the period	(10,066)
Balance 31 December 2004	2,476
Jubanka acquisition	10,509
Exchange differences	(508)
Provisions charged to income statement	3,017
Provisions used during the period	(4,175)
Balance 30 September 2005	11,319

The provision charge for the period is included in "Other expenses" in the consolidated income statement.

Equity

32. Share capital

	Number of shares	Paid-in capital
Balance 1 January 2004	195,835,935	953,721
Capitalization of fixed assets revaluation surplus	39,167,187	319,996
Balance 30 September 2004	235,003,122	1,273,717
Share options exercise	102,445	555
Balance 31 December 2004	235,105,567	1,274,272
Merger with Delta Singular A.E.	7,564,106	23,449
Capitalization of reserve to round the share nominal value to € 5.35	-	562
Capitalization of reserve and change of nominal value of share to € 5	48,533,935	157,735
Balance 30 September 2005	291,203,608	1,456,018

33. Share premium

Balance 1 January 2004	244,914
Ex-Ionian Bank goodwill net-off	(244,914)
Balance 31 December 2004	-
Merger with Delta Singular A.E.	125,685
Balance 30 September 2005	125,685

34. Reserves

Reserves are analyzed as follows:

	30.9.2005	31.12.2004
Statutory reserve	349,651	347,575
Special reserve (from share options valuation)	2,585	863
Investment securities reserve	21,101	11,767
Translation differences reserve	14,107	4,890
Total	387,444	365,095

35. Retained Earnings

Balance 1 January 2004	235,014
Profit for the period	326,454
Change of participating interest in subsidiaries	(10,994)
Dividends paid to equity holders of the Bank	(117,502)
Dividends paid to hybrid securities holders	(10,382)
Ex-Ionian Bank goodwill net-off	244,914
Capitalization from fixed assets revaluation	(319,996)
Reserves	(6,555)
Balance 30 September 2004	340,953
Profit for the period	81,716
Change of participating interest in subsidiaries	2,261
Dividends paid to hybrid securities holders	(3,660)
Reserves	(55,179)
Balance 31 December 2004	366,091
Profit for the period	379,212
Change of participating interest in subsidiaries	(13,385)
Dividends paid to equity holders of the Bank	(174,064)
Dividends paid to hybrid securities holders	(10,836)
Capitalization of reserves	(157,735)
Reserves	(2,078)
Merger with Delta Singular A.E.	(562)
Balance 30 September 2005	386,643

36. Treasury shares

The treasury shares held by Alpha Bank and subsidiaries are as follows:

	30.9.2005		31.12.2004	
Company	Number of shares	Cost	Number of shares	Cost
Alpha Bank A.E.	6,105,382	132,225	913,860	18,638
Alpha Finance A.X.E.P.E.Y.	44	1	1,804	47
Alpha Insurance Agents A.E.	7,200	188	6,000	188
	6,112,626	132,414	921,664	18,873

37. Hybrid securities

Alpha Group Jersey a wholly owned subsidiary of the Bank issued hybrid securities (Non-cumulative guaranteed Non-voting preferred securities) as follows:

- On 5 December 2002 amount of € 200 million preferred securities with interest step up clause, which represent Lower Tier 1 capital for the Group.
  They are perpetual securities and may be redeemed after the expiration of 10 years. Preferred securities give the issuer the right of no preferred dividend payment if the Bank does not pay any dividend to common shareholders. They carry interest at the 3-month Euribor plus a margin of 265b.p. If redemption option is not exercised the margin is increased by 132.5b.p. reaching 397.5b.p in total. The preferred securities are listed on the Luxembourg Stock Exchange.

- On 5 December 2003 amount of € 100 million preferred securities with the same characteristics as those issued on 5 December 2002.

- On 18 February 2005 amount of € 600 million preferred Securities without an interest step up clause, which also represent Lower Tier 1 capital for the Group since they fulfill the requirements of securities with interest step up clause as described above. The expenses of the issue mentioned above is amounted to €12 million. Non-cumulative dividend of preferred securities carry fixed interest at 6% for the first 5 years and thereafter interest is determined based on the formula 4x(CMS10-CMS2) with a ceiling and floor rate of 10% and 3.25% respectively. CMS10 and CMS2 represent the Euribor of interest rate swaps of 10 and 2 years, respectively.

Hybrid securities	*30.9.2005*	*31.12.2004*
Euro perpetual with 1st call option in 2012	300,000	300,000
Euro perpetual with 1st call option in 2015	588,000	-
Total	**888,000**	**300,000**
Securities held from Group companies	(44,438)	(2,647)
Total	**843,562**	**297,353**

Additional Information

38. Contingent liabilities and commitments

a) *Legal issues*

The Bank in the ordinary course of business is a dependent in claims from customers and other legal actions. No provision has been recorded because after calculation with legal council, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements of the other companies of the Group.

b) *Tax issues*

The Bank's books and records have been audited by the tax authorities up to the year 2002 and for the other companies of the group up to the year 2000.
Additional tax and penalties may be imposed for the unaudited years.

c) *Operating leases*

The Group's minimum future lease payments are as follows:

	30.9.2005	31.12.2004
Less than one year	26,940	18,315
Between one and five years	84,352	61,085
More than five years	76,472	64,194
Total	187,764	143,594

The minimum future lease revenues are as follows:

	30.9.2005	31.12.2004
Less than one year	4,100	3,166
Between one and five years	14,911	10,747
More than five years	13,191	9,243
Total	32,202	23,156

d) *Off balance sheet liabilities*

	30.9.2005	31.12.2004
Letters of credit	145,836	97,077
Letters of guarantee	3,925,118	3,656,395
Approved loan agreements and credit limits	11,670,630	10,516,615
Total	15,741,584	14,270,087

e) *Assets pledged*

	30.9.2005	31.12.2004
Securities linked to reverse repos	205,000	5,000
Trading securities	-	80,000
Investment securities	380,000	100,000
Total	585,000	185,000

From the reverse repos portfolio €5,000 are pledged as collateral to clearing house of derivative transactions 'ETESEP' A.E. as margin account insurance. The remaining €200,000 together with €300,000 of investment securities portfolio are pledged as collateral with the Bank of Greece for the participation in the Inter-Europe clearing of payments system on an ongoing time (TARGET). The rest €80,000 of investment securities portfolio are pledged for capital withdrawal.

39. Group consolidated companies

The Group's subsidiaries and joint ventures that were consolidated are:

a. *Subsidiaries*

Name	Country of Incorporation	Group's ownership interest %	
		30.9.2005	31.12.2004
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Ltd	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	96.40
4. Alpha Bank AD Skopje	Fyrom	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Jubanka a.d. Beograd	Serbia-Montenegro	100.00	-
Leasing companies			
1. Alpha Leasing A.E.	Greece	99.60	99.52
2. Alpha Leasing Romania S.A.	Romania	99.92	99.20
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance Ltd	Cyprus	100.00	100.00
5. Alpha Asset Finance C.I.	Jersey	100.00	-
Investment banking			
1. Alpha Finance A.X.E.P.E.Y.	Greece	100.00	100.00
2. Alpha Finance US Corporation	U.S.A.	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.11
4. Alpha Finance Ltd	Cyprus	100.00	100.00
5. Alpha Ventures A.E.	Greece	100.00	100.00
6. Alpha Equity Fund A.E.	Greece	100.00	100.00
7. Alpha AEF European Capital Investments	Holland	100.00	100.00
Asset management			
1. Alpha Mutual Fund Management A.E.	Greece	100.00	100.00
2. Alpha Asset Management A.E.P.E.Y.	Greece	100.00	100.00
3. Alpha Private Investment Services A.E.	Greece	100.00	100.00
4. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance A.E.	Greece	99.56	99.56
2. Alpha Insurance Romania S.A.	Romania	99.92	99.21
3. Alpha Insurance Agents A.E.	Greece	100.00	100.00
4. Alpha Insurance Brokers A.E.	Greece	94.58	94.58
5. Alpha Insurance LTD Cyprus	Cyprus	99.92	99.92
Other companies			
1. Alpha Astika Akinita A.E.	Greece	60.75	52.87
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Ionian Hotel Enterprises A.E.	Greece	90.05	88.03
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Oceanos A.T.O.E.E.	Greece	100.00	100.00
6. Alpha Credit Group Plc	United Kingdom	100.00	100.00
7. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
8. Alpha Trustees Ltd	Cyprus	100.00	100.00
9. Messana Holdings S.A.	Luxemburg	100.00	100.00
10. Flagbright Ltd	United Kingdom	100.00	100.00
11. Kafe Mazi A.E.	Greece	100.00	100.00
12. Evremathea A.E.	Greece	100.00	-

b. Joint Ventures

Name	Country of Incorporation	Group's ownership interest % 30.9.2005	31.12.2004
1. Cardlink A.E.	Greece	50.00	50.00
2. Ape Fixed Assets	Greece	60.10	-
3. APE Commercial Property	Greece	60.10	-

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportional method.

Jubanka AD Beograd was consolidated for first time in 31 March 2005 and Evremathea A.E. in 30 June 2005.

40. Segment reporting

a. *Analysis by sector*

(Millions of Euro)

	30.9.2005						
	Group	Retail	Corporate Banking	Asset Management/ insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	898.1	549.6	200.1	16.5	27.7	103.7	0.5
Commission	258.3	86.1	64.4	54.0	26.5	32.0	(4.7)
Other income	99.9	8.1	2.5	25.6	(5.6)	20.8	48.5
Total income	1,256.3	643.8	267.0	96.1	48.6	156.5	44.3
Expenses	612.2	225.6	48.4	40.6	17.9	78.6	201.1
Inter-segment expenses	-	107.3	22.1	23.0	6.4	14.2	(173.0)
Total Expense	612.2	332.9	70.5	63.6	24.3	92.8	28.1
Impairment	188.8	102.9	73.4	(3.2)	-	15.7	-
Profit (loss) from associates	(1.0)	-	-	-	-	-	(1.0)
Profit before tax	454.3	208.0	123.1	35.7	24.3	48.0	15.2
Total assets	41,396.5	13,020.2	12,137.4	659.1	12,274.4	2,980.8	324.6
Total liabilities	38,277.2	21,659.1	1,628.5	942.8	9,973.4	2,858.5	1,214.9
Capital expenditures 1.1.-30.9.2005 (notes 19, 20, 21)	128.8	22.2	4.3	4.1	0.8	95.4	2.0

Capital expenditures of € 89.8 million arising from Jubanka acquisition are included in the South Eastern Europe sector.
The corresponding figure of the six month period from 1.1 -30.6.2005 was € 79.4 million.

30.9.2004	Group	Retail	Corporate Banking	Asset Management/ insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	778.1	462.7	192.2	17.2	37.0	71.5	(2.5)
Commission	245.5	90.8	73.6	42.2	21.9	21.7	(4.7)
Other income	142.3	10.2	4.0	24.8	52.0	15.2	36.1
Total income	1,165.9	563.7	269.8	84.2	110.9	108.4	28.9
Expenses	608.8	224.1	48.1	40.7	16.8	52.5	226.6
Inter-segment expenses	-	131.1	27.2	19.2	5.9	12.5	(195.9)
Total Expense	608.8	355.2	75.3	59.9	22.7	65.0	30.7
Impairment	166.7	68.7	76.0	7.0	-	15.0	-
Profit (loss) from associates	38.0	-	-	-	-	-	38.0
Profit before tax	428.4	139.8	118.5	17.3	88.2	28.4	36.2
Total assets 31.12.2004	33,236.8	11,235.3	11,207.6	536.3	7,616.4	2,243.5	397.7
Total liabilities 31.12.2004	30,889.4	21,877.5	1,096.8	1,067.0	3,273.5	1,924.9	1,649.7
Capital expenditures 1.1.-30.9.2004 (Notes 19, 20, 21)	41.7	20.4	4.0	2.3	0.6	6.1	8.3

i. Retail banking
Includes all
individuals (retail banking customers) of the Group, professionals, small and very small companies.

The Group offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate banking
Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.

The Group offers working capital facilities, corporate loans, and letters of guarantees.

In this sector are also included the leasing products which are offered through the subsidiary company Alpha Leasing and factoring services to third parties through the subsidiary company ABC Factors.

iii. Asset management / Insurance
Consists of a wide range of asset management services through Group's private banking, the subsidiary company Alpha Asset Management and also the mutual fund company Alpha AEDAK.
Also is offered a wide range of insurance products to individuals and companies through the subsidiary company Alpha Insurance.

iv. Investment Banking/ Treasury
Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or specialized subsidiaries with activities on the above products (Alpha Finance, Alpha Venture capital). Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South Eastern Europe
Consists of the Bank's branches and subsidiaries operating in South Eastern Europe.

vi. Other

This segment consist of the non-financial subsidiaries and other foreign subsidiaries excluding those in South Eastern Europe and Bank's administration section.

b. Analysis by geographical sector

(Millions of Euro)

	30.9.2005		
	Group	Greece	Other Countries
Net interest income	898.1	776.5	121.6
Commission	258.3	224.7	33.6
Other income	99.9	79.1	20.8
Total income	1,256.3	1,080.3	176.0
Expenses	612.2	524.9	87.3
Inter-segment expenses	-	(15.8)	15.8
Total Expense	612.2	509.1	103.1
Impairment	188.8	173.1	15.7
Profit (loss) from associates	(1.0)	(1.0)	-
Profit before taxes	454.3	397.1	57.2
Assets	41,396.5	36,781.5	4,615.0

	30.9.2004		
	Group	Greece	Other Countries
Net interest income	778.1	691.1	87.0
Commission	245.5	221.2	24.3
Other income	142.3	126.8	15.5
Total income	1,165.9	1,039.1	126.8
Expenses	608.8	547.2	61.6
Inter-segment expenses	-	(12.8)	12.8
Total Expense	608.8	534.4	74.4
Impairment	166.7	151.7	15.0
Profit (loss) from associates	38.0	38.0	-
Profit before taxes	428.4	391.0	37.4
Assets 31.12.2004	33,236.8	29,339.5	3,897.3

41. Financial risk management

41.1 Market risk

Market risk is the risk of losses arising from unfavourable developments in interest rates, exchange rates, equity prices and commodities. Losses may also occur from trading portfolio and the management of assets and liabilities.

The market risk is measured by the Value at Risk – VAR. The method applied for calculating Value at Risk is historical simulation. The Bank applies a holding period of 1 and 10 days, depending on the time required to liquidate the portfolio.

In the first nine months of 2005 it applied a 99% confidence level and a two year observation period.

During the first nine months of 2005 the average Value at Risk for the Bank's trading portfolio for a ten day holding period was € 10.6 million. The maximum and minimum values were € 45.6 million (24.2.2005) and € 3 million (23.6.2005) respectively.

For 31 December 2004 the respective items are as follows:
- Average Value at Risk for 10 days, € 17.9 million.
- Maximum and minimum values € 54.9 million (3.2.2004) and € 3 million (7.12.2004).
- Value at Risk for 10 days in total for the Bank including investments € 13.1 million.

Positions held by the Group are minimal.

The Value at Risk methodology is complemented with stress tests based on both historical and hypothetical extreme movements of market parameters, in order to estimate the potential size of losses that could arise in extreme conditions.

Within the scope of policy-making for financial risk management by the Assets and Liabilities Management Committee (ALCO), exposure limits and maximum loss (stop loss) for various products of the trading portfolio have been set. In particular the following limits have been set for the following risks:

- Foreign currency risk for spot and forward positions.
- Interest rate risk for positions on bonds, Interest Rate Swaps, Interest Futures, Interest Options.
- Price risk for position in shares, index futures and options.
- Credit risk for interbank transactions, corporate bonds and Government bonds of emerging markets.

Positions held in these products are monitored during the day and are examined as to the corresponding limit percentage cover and limit excess.

Analysis of Assets and Liabilities

Market risk may also arise, apart from the trading portfolio, from the analysis of assets and liabilities loan portfolio and deposits.

The method applied for calculating interest rate and foreign exchange risk is the same for the Bank and companies of the Group.

The Group takes on exposures to effects of fluctuations in foreign currency exchange rates. The management of the Bank sets limits on the level of exposure by currency and in total for both overnight and intra-day positions. The total position arises from the net on balance sheet position and derivatives forward position.

Foreign Exchange Position as at 30.9.2005

(Thousands of Euro)

	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
ASSETS							
Cash and balances with Central Banks	102,004	2,899	591	46	343,991	1,189,110	1,638,641
Due from banks	719,548	(3,892)	95,083	15,303	30,588	5,493,340	6,349,970
Securities held for trading	2	-	-	-	5,314	324,782	330,098
Derivative financial assets	-	-	-	-	-	160,911	160,911
Loans and advances to customers	1,438,567	320,056	280,312	70,627	1,128,310	22,684,238	25,922,110
Investment Securities -Available-for-sale	282,234	1,365	-	-	254,962	4,795,093	5,333,654
Investments in associates	-	-	-	-	-	11,543	11,543
Investment property	-	-	-	-	439	29,103	29,542
Property, plant and equipment	35	3,623	-	-	82,856	859,454	945,968
Goodwill and other intangible assets	-	-	-	-	76,468	26,572	103,040
Deferred tax assets	-	226	-	-	2,319	201,395	203,940
Other assets	4,903	2,062	3,467	593	29,465	240,778	281,268
Non-current assets held for sale	-	-	-	-	93	85,702	85,795
Total Assets	**2,547,293**	**326,339**	**379,453**	**86,569**	**1,954,805**	**36,102,021**	**41,396,480**
Liabilities							
Due to banks and customers	2,537,841	463,918	18,532	151,940	1,531,483	22,581,013	27,284,727
Derivative financial liabilities	-	-	-	-	-	170,353	170,353
Debt securities in issue and other borrowed funds	25,656	-	-	199,453	66,668	8,651,230	8,943,007
Liabilities for current income tax and other taxes	-	2,977	-	-	2,694	80,085	85,756
Deferred tax liabilities	-	-	-	-	3,658	20,298	23,956
Employee defined benefit obligations	-	-	-	-	23,785	568,568	592,353
Other liabilities	6,355	1,341	3,595	608	31,765	832,621	876,285
Provisions	-	-	-	-	40,437	260,300	300,737
Total Liabilities	**2,569,852**	**468,236**	**22,127**	**352,001**	**1,700,490**	**33,164,468**	**38,277,174**
Net on-balance sheet position	(22,559)	(141,897)	357,326	(265,432)	254,315	2,937,553	3,119,306
Derivatives forward foreign exchange position	49,692	230,742	(358,843)	282,699	264,099	(456,585)	11,804
Total foreign exchange position	**27,133**	**88,845**	**(1,517)**	**17,267**	**518,414**	**2,480,968**	**3,131,110**
Credit commitments	18,801	24,849	-	-	168,363	11,458,617	11,670,630

Foreign Exchange Position as at 31.12.2004

(Thousands of Euro)

	USD	GBP	CHF	JPY	OTHER F/C	EURO	TOTAL
Total Assets	1,924,865	374,528	248,768	131,542	1,598,788	28,958,317	33,236,808
Total Liabilities	2,044,624	441,550	21,408	1,116,285	1,558,774	25,706,721	30,889,362
Net on-balance sheet position	(119,759)	(67,022)	227,360	(984,743)	40,014	3,251,596	2,347,446
Derivatives forward foreign exchange position	153,980	121,776	(223,534)	984,197	163,453	(1,248,495)	(48,623)
Total foreign exchange position	**34,221**	**54,754**	**3,826**	**(546)**	**203,467**	**2,003,101**	**2,298,823**
Credit commitments	1,568	-	-	-	23,263	10,491,784	10,516,615

Furthermore, the assets and liabilities, are analyzed with respect to interest rate risk (gap analysis). The assets and liabilities are categorized into time periods, reprising by either contracted in the case of variable interest rate instruments, or by maturity date which is set out below.

Interest Rate Risk (Gap Analysis) as at 30.9.2005

(Thousands of Euro)

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	1,411,885	-	-	-	-	-	226,756	1,638,641
Due from banks	5,836,944	430,893	58,609	23,524	-	-	-	6,349,970
Securities held for trading	-	-	4,545	41,033	274,980	9,540	-	330,098
Derivative financial assets	160,911	-	-	-	-	-	-	160,911
Loans and advances to customers	16,926,086	3,422,144	1,682,310	1,438,431	1,915,179	242,362	295,597	25,922,110
Investment Securities								
- Available-for-sale	161,954	66,473	187,084	1,966,345	2,817,011	53,221	81,566	5,333,654
Investments in associates	-	-	-	-	-	-	11,543	11,543
Investment property	-	-	-	-	-	-	29,542	29,542
Property, plant and equipment	-	-	-	-	-	-	945,968	945,968
Goodwill and other intangible assets	-	-	-	-	-	-	103,040	103,040
Deferred tax assets	-	-	-	-	-	-	203,940	203,940
Other assets		-	-				281,268	281,268
Non-current assets held for sale	-	-	-	-	-	-	85,795	85,795
Total Assets	24,497,781	3,919,510	1,932,548	3,469,333	5,007,170	305,123	2,265,015	41,396,480
LIABILITIES								
Due to banks	3,903,411	2,108,583	2,106	26,327		-	-	6,040,427
Derivative financial liabilities	170,353	-	-	-	-	-	-	170,353
Due to customers	20,420,013	485,374	189,416	133,194	16,303	-	-	21,244,300
Debt securities in issue and other borrowed funds	5,439,803	3,387,427	82,943	32,834	-	-	-	8,943,007
Liabilities for current income tax and other taxes	-	-	-	-	-	-	85,756	85,756
Deferred tax liabilities	-	-	-	-	-	-	23,956	23,956
Employee defined benefit obligations	-	-	-	-	-	-	592,353	592,353
Other liabilities		-				-	876,285	876,285
Provisions	-	-	-	-	-	-	300,737	300,737
Total liabilities	29,933,580	5,981,384	274,465	192,355	16,303	-	1,879,087	38,277,174
Equity								
Equity attributable to equity holders of the Bank								
Share capital	-	-	-	-	-	-	1,456,018	1,456,018
Share premium	-	-	-	-	-	-	125,685	125,685
Reserves	-	-	-	-	-	-	387,444	387,444
Retained earnings	-	-	-	-	-	-	386,643	386,643
Treasury shares	-	-	-	-	-	-	(132,414)	(132,414)
Minority interest	-	-	-	-	-	-	52,368	52,368
Hybrid securities	-	843,562	-	-	-	-	-	843,562
Total equity	-	843,562	-	-	-	-	2,275,744	3,119,306
Total Liabilities and equity	29,933,580	6,824,946	274,465	192,355	16,303	-	4,154,831	41,396,480
GAP	(5,435,799)	(2,905,436)	1,658,083	3,276,978	4,990,867	305,123	(1,889,816)	
CUMMULATIVE GAP	(5,435,799)	(8,341,235)	(6,683,152)	(3,406,174)	1,584,693	1,889,816	-	

Interest Rate Risk (Gap Analysis) as at 31.12.2004

(Thousands of Euro)

	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 5 years	More than 5 years	Non-interest bearing	Total
ASSETS								
Cash and balances with Central Banks	1,423,873	14,183	-	-	-	-	317,293	1,755,349
Due from banks	4,697,990	399,806	44,806	56,805	23,417	-	-	5,222,824
Securities held for trading	5,540	805	18,029	68,677	47,885	21,166	-	162,102
Derivative financial assets	171,633	-	-	-	-	-	-	171,633
Loans and advances to customers	13,937,428	2,769,001	2,067,419	1,305,130	1,656,084	257,897	384,826	22,377,785
Investment Securities								
- Available for sale	86,961	57,684	1,185,496	257,295	164,376	143,925	77,857	1,973,594
Investments in associates	-	-	-	-	-	-	107,363	107,363
Investment property	-	-	-	-	-	-	27,359	27,359
Property, plant and equipment	-	-	-	-	-	-	916,767	916,767
Goodwill and other intangible assets	-	-	-	-	-	-	30,861	30,861
Deferred tax assets	-	-	-	-	-	-	200,158	200,158
Other assets	-	-	-	-	-	-	291,013	291,013
Total Assets	20,323,425	3,241,479	3,315,750	1,687,907	1,891,762	422,988	2,353,497	33,236,808
LIABILITIES								
Due to banks	1,072,147	337,722	125,929	8,517	-	-	-	1,544,315
Derivative financial liabilities	228,945	-	-	-	-	-	-	228,945
Due to customers	18,659,979	1,688,658	121,754	216,632	9,601	-	-	20,696,624
Debt securities in issue and other borrowed funds	4,252,185	2,406,949	67,944	-	-	-	-	6,727,078
Liabilities for current income tax and other taxes	-	-	-	-	-	-	175,550	175,550
Deferred tax liabilities	-	-	-	-	-	-	3,883	3,883
Employee defined benefit obligations	-	-	-	-	-	-	557,269	557,269
Other liabilities	-	-	-	-	-	-	666,605	666,605
Provisions	-	-	-	-	-	-	289,093	289,093
Total liabilities	24,213,256	4,433,329	315,627	225,149	9,601	-	1,692,400	30,889,362
Equity								
Equity attributable to equity holders of the Bank								
Share capital	-	-	-	-	-	-	1,274,272	1,274,272
Share premium	-	-	-	-	-	-	-	-
Reserves	-	-	-	-	-	-	365,095	365,095
Retained earnings	-	-	-	-	-	-	366,091	366,091
Treasury shares	-	-	-	-	-	-	(18,873)	(18,873)
Minority interest	-	-	-	-	-	-	63,508	63,508
Hybrid securities	-	297,353	-	-	-	-	-	297,353
Total equity	-	297,353	-	-	-	-	2,050,093	2,347,446
Total Liabilities and equity	24,213,256	4,730,682	315,627	225,149	9,601	-	3,742,493	33,236,808
GAP	(3,889,831)	(1,489,203)	3,000,123	1,462,758	1,882,161	422,988	(1,388,996)	
CUMMULATIVE GAP	(3,889,831)	(5,379,034)	(2,378,911)	(916,153)	966,008	1,388,996	-	

GAP Analysis allows an immediate calculation of changes in net interest income and the value of assets and liabilities upon application of alternative scenarios, such as changes in market interest rates or changes in the Bank's and Group's base interest rates.

41.2 Credit risk

Credit risk is the risk that a counterparty (borrower) will be unable to pay amount in full when due. Impairment provisions are provided for losses that have been incurred at the balance sheet date.

Moreover, significant changes in the economy, or state of a particular industry could result in risks that are different from those provided for at the balance sheet date. To manage these risks management has established limits in relation to individual borrowers or groups of borrowers.

The limits established are constantly monitored and are subject to a regular review by the responsible (based on the amount of the limit) approval body. Limits relating to specific credit products, industries and countries are examined and approved by the ALCO and Executive Committee.

The exposure to credit risk is managed by an analysis of the ability of the borrowers to their obligations using internal credit rating systems and methodologies.

In the instances of borrowers who have obtained facilities from other Group companies, the total exposure on a Group basis is taken into account in determining the credit risk. In addition Group companies use procedures and credit rating systems adopted to their products.

As a result the credit limits are adjusted if considered necessary. In addition the above analysis takes into account the interest rate spread and collaterals held.

41.3 Liquidity risk

Liquidity risk relates to the Group's ability to maintain sufficient funds to cover its obligations. To that end, a liquidity GAP analysis is performed.

Cash flows arising from all assets and liabilities are estimated and classified into relevant time periods, depending on when they occur. The liquidity Gap analysis is set to the table below:

Liquidity risk (liquidity gap analysis) as at 30.9.2005

(Thousands of Euro)

	less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	more than 1 year	Total
ASSETS						
Cash and balances with Central Banks	1,638,641	-	-	-	-	1,638,641
Due from Banks	5,405,544	433,726	66,940	190,966	252,794	6,349,970
Securities held for trading	313,593	-	-	-	16,505	330,098
Derivative financial assets	160,911	-	-	-	-	160,911
Loans and advances to customers	852,875	2,041,762	2,808,629	3,576,695	16,642,149	25,922,110
Investment Securities	5,062,394	-	-	-	271,260	5,333,654
Investments in associates	-	-	-	-	11,543	11,543
Investment property	-	-	-	-	29,542	29,542
Property, plant and equipment	-	-	-	-	945,968	945,968
Goodwill and other intangible assets	-	-	-	-	103,040	103,040
Deferred tax assets	-	-	-	-	203,940	203,940
Non-current assets held for sale	-	-	-	-	85,795	85,795
Other assets	-	-	-	81,774	199,494	281,268
Total assets	13,433,958	2,475,488	2,875,569	3,849,435	18,762,030	41,396,480
LIABILITIES						
Due to banks	4,036,316	1,923,602	2,427	27,071	51,011	6,040,427
Derivative financial liabilities	170,353	-	-	-	-	170,353
Due to customers	4,026,805	1,680,255	849,120	1,293,654	13,394,466	21,244,300
Debt securities in issue and other borrowed funds	7,487	507,631	500,208	2,003,150	5.924.531	8,943,007
Liabilities for current tax and other taxes	85,756	-	-	-	-	85,756
Deferred tax liabilities	-	-	-	-	23,956	23,956
Employee defined benefit obligations	3,641	7,282	10,923	21,847	548,660	592,353
Other liabilities	586,121	13,816	13,516	9,756	253,076	876,285
Provisions	-	-	-	-	300,737	300,737
Total Liabilities	8,916,479	4,132,586	1,376,194	3,355,478	20,496,437	38,277,174
Equity						
Total Equity	-	-	-	-	3,119,306	3,119,306
Total Liabilities and Equity	8,916,479	4,132,586	1,376,194	3,355,478	23,615,743	41,396,480
Liquidity gap	4,517,479	(1,657,098)	1,499,375	493,957	(4,853,713)	-

Liquidity risk (liquidity gap analysis) as at 31.12.2004 (Thousands of Euro)

	less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	more than 1 year	Total
ASSETS						
Cash and balances with Central Banks	1,755,349	-	-	-	-	1,755,349
Due from Banks	4,680,663	283,067	98,900	5,621	154,573	5,222,824
Securities held for trading	153,997	-	-	-	8,105	162,102
Derivative financial assets	171,633	-	-	-	-	171,633
Loans and advances to customers	1,069,337	1,283,915	1,193,201	2,460,547	16,370,785	22,377,785
Investment securities	1,870,321	-	-	-	103,273	1,973,594
Investments in associates	-	-	-	-	107,363	107,363
Investment property	-	-	-	-	27,359	27,359
Property, plant and equipment	-	-	-	-	916,767	916,767
Goodwill and other intangible assets	-	-	-	-	30,861	30,861
Deferred tax assets	-	-	-	-	200,158	200,158
Non-current assets held for sale	-	-	-	-	-	-
Other assets	12,844	81,482	23,838	16,339	156,510	291,013
Total Assets	9,714,144	1,648,464	1,315,939	2,482,507	18,075,754	33,236,808
LIABILITIES						
Due to banks	1,314,348	159,401	18,522	303	51,741	1,544,315
Derivative financial liabilities	228,945	-	-	-	-	228,945
Due to customers	4,531,857	1,806,100	617,893	1,162,631	12,578,143	20,696,624
Debt securities in issue and other borrowed funds	476,057	618,746	489,764	1,598,561	3,543,950	6,727,078
Liabilities for current tax and other taxes	-	-	175,550	-	-	175,550
Deferred tax liabilities	-	-	-	-	3,883	3,883
Employee defined benefit obligations	3,641	7,282	10,923	21,847	513,576	557,269
Other liabilities	146,080	70,935	65,154	6,840	377,596	666,605
Provisions	-	-	-	-	289,093	289,093
Total Liabilities	6,700,928	2,662,464	1,377,806	2,790,182	17,357,982	30.889.362
Equity						
Total equity	-	-	-	-	2,347,446	2,347,446
Total Liabilities and equity	6,700,928	2,662,464	1,377,806	2,790,182	19,705,428	33,236,808
Liquidity gap	3,013,216	(1,014,000)	(61,867)	(307,675)	(1,629,674)	-

A substantial portion of the Group's assets is funded with customer deposits and bonds issued by the Group. This type of funding can be divided into two categories:

a) Customer deposits for working capital purposes
Deposits for working capital purposes consist of savings accounts and sight deposits. Although these deposits may be withdrawn on demand number of accounts and type of depositors helps to ensure against unexpected fluctuations. So, such deposits constitute mostly a stable deposit base. Principles of economic analysis (GARCH) are applied in order to estimate the maximum daily outflows at a confidence level of 99%. For example, the maximum daily savings accounts outflow was estimated to 1% of the total balance and on the sight deposits accounts the respective outflow was 6.3% of the total balance.

b) Customer deposits and bonds issued for investment purposes
Customer deposits and bonds issued for investment purposes concern customer time deposits, customer repurchase agreements (repos) and sale of bonds issued by the Group. In order to measure the risk of these types of deposits daily outflows are estimated with statistical analysis of the daily renewal rate of such deposits.

42. Capital adequacy

The ratios measure capital adequacy by comparing the Group's regulatory own funds with the risks that it undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid debt) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio and the market risk of the trading portfolio.

The Group uses all modern methods to manage capital adequacy. It has issued hybrid and subordinated debts which are included on the calculation of regulatory funds. The cost of these debts is lower than share capital and adds value to the shareholders.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

	(Millions of Euro)	
	30.9.2005	31.12.2004
Risk-weighted assets from credit risk	25,837	23,416
Risk-weighted assets from market risk	805	718
Total risk-weighted assets	26,642	24,134
Upper Tier I capital	2,223	1,960
Tier I capital	2,964	2,227
Total Tier I + Tier II capital	3,874	2,964
Upper Tier I ratio	8.3%	8.1%
Tier I ratio	11.1%	9.2%
Capital adequacy ratio (Tier I + Tier II)	14.5%	12.3%

43. Related-party transactions

a. The outstanding balances with members of the Board of Directors are as follows:

	30.9.2005	31.12.2004
Loans	2,838	3,431
Deposits	4,798	5,082
Letters of guarantee	113	10

b. The outstanding balances with associates and the related results of these transactions are as follows:

Associates

	30.9.2005	31.12.2004
Assets		
Loans and advances to customers	1,434	1,862
Total	1,434	1,862
Liabilities		
Amounts due to customers	750	181,083
Other liabilities	-	123
Total	750	181,206
Letters of guarantee	1,099	216,561
Total	1,099	216,561

	30.9.2005	30.9.2004
Income		
Interest and similar income	84	784
General administrative revenue	17	165
Total	101	949
Expenses		
Interest and similar charges	5	371
General administrative expenses	688	15,828
Total	693	16,199

c. The Group companies Board of Directors members' fees for the first nine months of 2005 amount to € 3,313 (30.9.2004: € 1,996).

44. Share options granted to employees

a) On 11 April 2000 the Shareholders' in general meeting approved a share option plan to be granted to the executive managers of the Bank and Group, which would be granted based on their performance. The total number of shares to be issued under the share option plan was set at 0.5% of the total shares in issue and the exercise price was set at the nominal value. If subsequent to the grant date, there is a change in either the nominal value of the shares or the number of shares in issue, the number of issued options is adjusted so that their fair value is not altered.
The exercise of the share options is three years after the grant date, and the Bank is not obliged to settle the options in cash.
The movement of the outstanding share options and their weighted average exercise price, after the adjustment following the share capital increase of 30 March 2004 and 19 April 2005 with the approval of the annual ordinary General Assemblies is as follows:

	2005		2004	
	Average exercise price per share	Share options remaining	Average exercise price per share	Share options remaining
1 January	5	557,431	5	447,924
Granted	-	-	-	-
Cancelled	5	(15,385)	5	(14,043)
Exercised	-	-	-	-
Adjusted	5	(12,393)	5	(16,699)
30 September	5	529,663	5	417,182
Granted			5	284,540
Cancelled			-	-
Exercised			5	(102,445)
Adjusted			5	(41,846)
31 December			5	557,431

The number of the outstanding share options at 30 September 2005 resulted in 529,653 (31 December 2004 : 557,431) with the remaining average weighted duration of 20 months (31 December 2004 : 29 months) and exercise price € 5 (31 December 2004 : € 5).

The average weighted fair value per option, determined using the Black & Scholes valuation model. The significant inputs into the model are the share price, exercise price, dividend yield, discount rate and volatility. Volatility, that is the standard deviation of expected share price variations is measured based on statistical analysis of daily share prices over the last 12 months.

b) On 24 May 2005 the shareholders' in general meeting approved a share options plan to be granted to the executive managers of the Bank and the Group. The duration of this plan is 5 years maturing in December 2009. The total number of shares to be issued under the share plan was set up to 1% of the total shares in issue and the exercise price will range from the nominal value up to 80% of the market price of the share.

45. Business combinations

a) Acquisition of Jubanka a.d. Beogard

On 3 February 2005 Alpha Bank acquired 88.64% of the share capital of Jubanka a.d. Beograd ("Jubanka") a bank established in Serbia. The acquisition of Jubanka will enhance the Bank's presence in Serbia and strengthen its operations with an additional 90 branches, 286,000 retail and 30,000 business customers. Serbia is a key market for the Bank in terms of growth prospects in the retail, corporate and public sectors.

The acquired company's profit contribution for the period from 3 February 2005 to 30 September 2005 was € 7.4 million.

The book value of Jubanka a.d. Beograd at the date of acquisition is presented in the "Book Value" column of the following table.

The allocation of the cost of acquisition , in accordance with IFRS 3, was completed at 30 September 2005 and, resulted in the recognition of intangible assets of € 19.2 million and of liabilities of € 1.9 million which are presented in "Fair Value" column of the following table. These intangible assets concern Jubanka's deposit base, relationships with customers, brand name and software royalties. The annual depreciation charge of these intangible assets depend on the nature and the estimated useful life of each type of asset. The depreciation charge for the period from 3 February 2005 to 30 September 2005 was € 2.3 million.

	(Millions of Euro)	
	Book Value	Fair Value
Assets		
Fixed Assets	35.0	35.0
Intangible Assets	-	19.2
Financial Investments	8.4	8.4
Loans and advances to customers	106.5	106.5
Other assets	55.9	55.9
Total Assets	205.8	225.0
Liabilities		
Amounts due to customers	94.5	94.5
Deferred tax liabilities	-	1.9
Other liabilities	18.8	18.8
Total Liabilities	113.3	115.2
Equity	92.5	109.8
Total Liabilities and Equity	205.8	225.0

Purchase price of shares:	€ 152.0 million
Directly attributable costs relating to the acquisition:	€ 2.8 million
Total cost of acquisition:	€ 154.8 million
Goodwill € 57.4 million	

The Bank in accordance with the provisions of the relevant purchase agreement made an offer on 11 July 2005 for the purchase of the remaining shares of Jubanka (minority shares). In August 2005 the Bank successfully completed the purchase of the minority shares of Jubanka. As a result, the Bank's participation in Jubanka amounts to 99.999% of the total share capital.

The total cost of shares purchase, including the minority shares, amounts to € 174.3 million.

b) Merger by absorption of Delta Singular A.E. by Alpha Bank

In June 2004 Alpha Bank announced the merger by absorption of Delta Singular A.E., a company listed on the Athens Stock Exchange, which Alpha Bank had an ownership interest of 38.76%. The legal procedure of the merger became effective on 8 April 2005, when the relevant decision of the Greek Ministry of Development was published in the Government Gazette. The absorbing entity (Alpha Bank) issued 7,564,106 new shares in exchange for the remaining 61.24% of the share capital of Delta Singular A.E.

The share exchange ratio was certified as to its fairness, by independent auditors based on financial data deriving from the balance sheets of the merged entities which were prepared on 31 July 2004 (reporting date). The above data were included on the merger agreement plan in August 2004 by the decisions of the Board of Directors of merged entities.

In accordance with the Greek corporate Law, after the completion of the merger the absorbed company ceases to exist as a legal entity and all its assets and liabilities become assets and liabilities of the absorbing entity (principal of Universal succession). Up to 8 April 2005 Delta Singular A.E. was included in the consolidated financial statements of Alpha Bank as an associate and was accounted under the equity method. The Group's share of loss of associates for the period 1.1.2005-8.4.2005 was charged with € 1 million.

Delta Singular A.E. had undergone a significant corporate reorganization throughout 2004, by disposing its main business units, i.e. outsourcing services, software development and systems integration, to international and Greek investors. As a result, as at 8 April 2005 date of legal completion merger, its net assets (€ 256.1 million) were the following:

	(Millions of Euro)
	Fair Value
Assets	
Cash	178.3
Fixed Assets	55.1
Available for sale securities	8.2
Investments in subsidiaries and associates	0.6
Other assets	14.6
Total Assets	**256.8**
Liabilities	**0.7**
Equity	**256.1**
Total Liabilities and Equity	**256.8**

Delta Singular A.E. net assets acquired by Alpha Bank (€ 256.1 million x 61.24%):	€ 156.8 million
Cost of acquisition for 61.24% (value of 7,564,106 new issued shares of Alpha Bank with price € 19.72 per share):	€ 149.1 million.
Negative goodwill:	€ 7.7 million

The above negative goodwill increased the results for the period 1.1.2005-30.9.2005 and is included in other income.

c) During the nine month period, the Bank acquired 60.10% of the share capital of APE Commercial Property A.E. and APE Fixed Assets A.E. The cost of the acquisition for both companies amounted to € 72.2 thousand.

d) In 2004 and for the period from 1 January 2005 to 30 September 2005 the Bank did not sell its participation in any principal subsidiary or associate.

46. Events after the balance sheet date

a) During the period from 1 October 2005 to 17 November 2005 the Bank acquired 1,681,480 treasury shares at a cost of € 40,400 thousand (€ 24.03 per share), which represents 0.58% of the total share capital of the Bank. The purchase of the treasury shares was in accordance with the decision of the Board of Directors on 26 April 2005 to approve firstly the purchase of 3,600,000 treasury shares during the period from 9 May to 9 November 2005, which have been all purchased up to 30 August 2005. In the same Board of Directors' meeting, the Bank decided to purchase additional treasury shares up to 5,136,108 during the period from 5 September 2005 up to 28 February 2006. The plan of the Bank to acquire treasury shares has been approved by the shareholders general meeting of 19 April 2005.

   The total treasury shares held by the Bank as of 17 November 2005 is 7,786,862 with a total cost of € 172,625 thousand, representing 2.67% of the issued share capital.

b) On 11 October 2005 the Bank and other Group companies came in agreement with third parties to sell their participating interest of the fully consolidated companies, Alpha Insurance Romania S.A. and Alpha Insurance Brokers A.E. The agreed sale price amounts to € 5.15 million. The legal transfer of shares will be completed during 2005.

47. Restatement of prior periods financial statements

a) Allocation of Jubanka cost of acquisition in accordance with IFRS 3

   The following balance sheet and income statement captions were restated as follows:

	30.6.2005	31.3.2005
Assets		
Goodwill and other intangible assets	2,104	3,207
Analyzed as follows:		
Goodwill	(15,002)	(15,184)
Other intangible assets	18,611	19,006
Depreciated intangible assets	(1,505)	(615)
	2,104	3,207
Liabilities		
Deferred tax liabilities	1,711	1,839
Other liabilities	347	165

	1 January to	
	30.6.2005	31.3.2005
Income statement		
Depreciation expense	1,521	615
Income tax	(152)	(62)
Net profit attributable to the:		
Shareholders of the Bank	(1,214)	(490)
Minority interest	(155)	(63)

	30.6.2005	31.3.2005
Equity		
Reserves	(552)	(210)
Retained earnings	(1,214)	(490)
Minority interest	1,811	1,904

b) Reclassification of receivables from insurance activities to loans and advances from customers

The following balance sheet captions were restated as follows:

	30.6.2005	31.3.2005	31.12.2004	30.9.2004	30.6.2004	31.3.2004	1.1.2004
Assets							
Loans and advances to customers	96,918	103,364	97,540	113,363	127,912	118,731	110,451
Other assets	(96,918)	(103,364)	(97,540)	(113,363)	(127,912)	(118,731)	(110,451)

c) Reclassification of expenses

The following captions of the 2004 Income statement were reclassified as follows:

	1.1.2004-31.12.2004
Interest and similar income	(1,611)
Commission expense	(1,611)

48. Effects on the consolidated financial statements from transition to IFRS

In accordance with the European Union Directive 1606/2002 and Codified Law 2190/1920 the adoption of International Financial Reporting Standards (IFRS) is applicable for financial statements that relate to periods after 1.1.2005.

Due to the requirement to present 2004 comparatives on a consistent basis, the transition date to IFRS is 1.1.2004. On this date the transition balance sheet is prepared in accordance with IFRS 1.

Specifically, IFRS 1 requires the retrospective application of the new accounting standards, except for the exemptions discussed below, which are either mandatory exemptions or exemptions that the Group has the option to apply.

Mandatory exemptions from full retrospective application of IFRS

a. De recognition of financial instruments

Financial instruments derecognized before 1 January 2004 are not re-recognized under IFRS, even in the event that the financial instruments derecognized do not meet the de recognition criteria of IAS 39.

The Group did not choose to apply the de recognition criteria to an earlier date before 1.1.2004 according to IFRS 1.

b. Hedge Accounting

The requirements relating to hedge accounting have been considered for transactions arising after 1.1.2004. Transactions outstanding as at 1.1.2004 were examined as to adherence to hedge accounting criteria during the preparation of the IFRS transition balance sheet date and thereafter.

c. Estimates

An entity's estimates at the date of transition to IFRS, and comparative period (year 2004) should be consistent with estimates made for the same date under Greek GAAP, unless there is objective evidence that these estimates were in error.

There is no evidence to suggest that a revision of the estimates used by the Group in preparing the comparatives and the IFRS transition balance sheet is necessary.

d. Non-current assets held for sale and discontinued operations

IFRS 5, which address the measurement and presentation of non-current assets held for sale, was applied from 1.1.2005 in accordance with the transition provisions of the Standard.

In the periods covered by these financial statements the Group does not have operations that will be discontinued.

Optional exemptions from full retrospective application of IFRS

a. Business combinations

The Group elected not to restate business combinations that occurred prior to the 1.1.2004 transition date to IFRS, retaining the accounting treatment followed under Greek GAAP.

The consolidation differences and goodwill resulting from the above transactions which were recorded as at 31.12.2003 directly to equity were transferred to retained earnings.

b. Fair value used as deemed cost

In Group's financial statements as at 31.12.2003 prepared in accordance with Greek GAAP land and buildings were valued to fair value based on the requirements of Law 3229/2004. The fair value of the above assets, has been used as deemed cost at the date of transition to IFRS and the depreciation is charged over their useful lives. The revaluation surplus that had been recorded directly to a reserve in equity under Greek GAAP has been transferred to retained earnings.

c. Employee benefits

The employee defined benefit obligations recognized as at 1.1.2004 include the cumulative actuarial losses, which would not have been recognized if the Group had applied IAS 19 retrospectively.

Subsequent actuarial gains or losses to the extent that they exceed either 10% of the accrued obligation or the fair value of plan assets will be amortized in a period equal to the average remaining working lives of the employees.

d. Compound financial instruments

Compound financial instruments issued by an entity which contain both a liability and equity component should be classified separately on initial recognition.

Exemption from the retrospective application of the above accounting treatment applies when the instruments do not exist at the transition date.

This exemption is not applicable for the Group.

e. Adoption of IFRS 4, IAS 32 and 39 and classification of financial instruments

   The Group did not use the exemption given by IFRS 1 concerning the comparative financial information for financial instruments and insurance contracts and adopted IAS 32, 39 and IFRS 4 from 1.1.2004.

   The classification of financial instruments as available-for-sale securities and financial assets held for trading was performed at 1.1.2004.

f. Share-based payment transactions

   The Group has elected to apply the share-based payment exemption, and applied IFRS 2 from 1.1.2004 to share options granted after 7.11.2002 but that have not vested by 1.1.2005.

g. Foreign exchange differences arising from the translation of foreign currency financial statements

   The Group adheres to the IFRS principle relating to the translation difference arising from the consolidation of financial statements prepared in a foreign currency from 1.1.2004.

h. Financial statements of subsidiaries and associates

   Subsidiaries and associates that have adopted IFRS prior to 1.1.2005 are included in the consolidated financial statements with no further adjustments, except for adjustments relating to the consolidation.

   The financial statements of the remaining subsidiaries and associates are adjusted to conform with IFRS to be included in the consolidated financial statements.

   Furthermore, the Group decided to adopt IFRS from 1.1.2005 for subsidiaries that were preparing their financial statements according to their local accounting standards.

48.1 Consolidated transition balance sheet to I.F.R.S. (1.1.2004)

	Note	Greek GAAP	Reclassifications	Adjustments	Consolidation of entities excluded under Greek GAAP	IFRS
ASSETS						
Cash and balances with Central Banks	a	1,150,358	(1,878)	-	682	1,149,162
Government and other securities eligible for refinancing from Central Banks	b	417,095	(417,095)	-	-	-
Due from banks	c	6,440,647	14,880	-	26,243	6,481,770
Securities held for trading	d	-	234,452	1,832	3,821	240,105
Derivative financial assets	e	-	19,459	329,492	-	348,951
Loans and advances to customers	f	19,845,388	310,926	18,631	(143,899)	20,031,046
Securities	g	1,300,393	(1,300,393)	-	-	-
Investment securities						
-Available-for-sale	h	-	1,520,120	(16,544)	158,234	1,661,810
Investments in associates	i	-	67,869	1,959	-	69,828
Investments	j	262,383	(94,432)	-	(167,951)	-
Investment property	k	-	27,660	-	3,134	30,794
Property, plant and equipment	l	717,524	(61,344)	7,882	263,344	927,406
Goodwill and other intangible assets	m	86,647	20,130	(82,087)	4,780	29,470
Deferred tax asset	n	-	-	177,752	18,707	196,459
Other assets	o	454,251	(339,861)	(43,067)	193,996	265,319
Prepaid expenses and accrued income	p	128,201	(128,201)	-	-	-
Total Assets		30,802,887	(127,708)	395,850	361,091	31,432,120
LIABILITIES						
Due to banks	q	2,447,326	1,977	-	-	2,449,303
Derivative financial liabilities	r	-	51,642	339,034	-	390,676
Due to customers	s	21,807,168	19,882	(1,920)	(13,484)	21,811,646
Debt securities in issue and other borrowed funds	t	3,254,458	8,538	(225,166)	-	3,037,830
Dividends payable	u	117,502	-	(117,502)	-	-
Liabilities for current income tax and other taxes	v	150,936	(6,810)	-	9,074	153,200
Deferred tax liabilities	w	-	-	3,687	-	3,687
Employee defined benefit obligations	x	22,522	-	525,881	18,102	566,505
Other liabilities	y	494,112	35,032	51,114	60,548	640,806
Deferred income and accrued expenses	z	237,969	(237,969)	-	-	-
Provisions	aa	16,608	-	(647)	266,169	282,130
Total Liabilities		28,548,601	(127,708)	574,481	340,409	29,335,783
EQUITY						
Share Capital		953,721	-	-	-	953,721
Share premium		244,914	-	-	-	244,914
Reserves	ab	1,229,148	(953,013)	20,695	-	296,830
Retained earnings	ac	214,338	451,929	(424,514)	(6,739)	235,014
Goodwill from merger to net-off	ad	(273,021)	273,021	-	-	-
Consolidation differences	ae	(228,063)	228,063	-	-	-
Treasury shares	af	-	-	-	(1,048)	(1,048)
		2,141,037	-	(403,819)	(7,787)	1,729,431
Minority interest	ag	113,249	-	(246)	28,469	141,472
Hybrid securities	ah	-	-	225,434	-	225,434
Total Equity		2,254,286	-	(178,631)	20,682	2,096,337
Total Liabilities and Equity		30,802,887	(127,708)	395,850	361,091	31,432,120

Reconciliation of equity 1.1.2004

		Note
Total Equity in accordance with Greek GAAP	2,254,286	
Valuation difference of trading securities	1,832	d
Valuation difference of derivatives	(9,542)	e, r
Valuation difference of available-for-sale securities	(16,544)	h
Valuation effect on hedged loans and deposits	1,532	f, s
Adoption of effective interest rate method for loans valuation	(32,606)	f
Additional provision for loans impairment	(7,446)	f
Intangible assets written-off	(82,087)	m
Recognition of property and equipment under finance leases and related liabilities	(1,046)	l,y
Impairment of foreclosed property	(43,128)	o
Recognition of hybrid securities as equity	225,434	ah
Valuation difference of employee defined benefit obligations	(525,881)	x
Recognition of deferred tax assets and liabilities	174,065	n,w
Reclassification of dividends payable to retained earnings	117,502	u
Adjustment on property, plant and equipment	9,317	l
Adjustment on loans and advances	8,209	f
Subsidiaries excluded under Greek GAAP	20,682	ac,af,ag
Valuation difference from investment in associates under equity method	1,959	i
Other adjustments	(201)	
Total adjustments	(157,949)	
Total equity in accordance with IFRS	2,096,337	

Notes

a. Cash and balances with Central Banks

Balance in accordance with Greek GAAP	1,150,358
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	682
Reclassification to loans and advances to customers	(1,878)
Total	1,149,162

b. Government and other securities eligible for refinancing from Central Banks

The total amount of € 417,095 which consists of debt securities (Bonds – treasury bills, etc.) was reclassified to financial assets held for trading and available-for-sale securities.

c. Due from banks

Balance in accordance with Greek GAAP	6,440,647
Reclassification of accrued interest relating to interbank placements from other assets	10,740
Reclassification of receivables from other assets	4,240
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	26,143
Total	6,481,770

d. Securities held for trading

Cost of securities reclassified from other categories	227,935
Difference arising from the valuation of securities to fair value	1,832
Reclassification of accrued interest from accrued income	6,517
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	3,821
Total	240,105

e. Derivative financial assets

Reclassification from accrued income	17,930
Valuation to fair value	329,492
Reclassification of options from other assets	1,529
Total	348,951

f. Loans and advances to customers

Balance in accordance with Greek GAAP	19,845,388
Reclassification of receivables from securities and other assets	282,985
Reclassification of insurance activities receivable from other assets	110,451
Recognition of receivables relating to discounted interest free installments	48,328
Adoption of effective interest rate method for valuation	(32,606)
Valuation effect difference on hedged loans	1,061
Impairment loss	(7,446)
Reclassification of accrued interest from accrued income	46,932
Reclassification from deferred income and accrued expense of unearned income from finance leases and provision for non-interest bearing loans	(113,479)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(143,899)
Reclassification to other assets	(10,424)
Other adjustments and reclassifications	3,755
Total	20,031,046

g. Securities

The amount of € 1,300,393 which consists of debt securities (bonds, treasury bills etc.), shares and mutual funds, was reclassified to financial assets held for trading, available-for-sale securities, and investment in associates.

h. Investment securities available-for-sale

Reclassification of carrying amount from securities, investments and other securities eligible for refinancing	1,495,067
Valuation difference	(16,544)
Reclassification of accrued interest from accrued income	25,053
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	158,234
Total	1,661,810

i. Investments in associates

Reclassification from investments	67,869
Valuation difference arising from the equity method	1,959
Total	69,828

j. Investments

Balance in accordance with Greek GAAP	262,383
Reclassification to investments in associates	(67,869)
Reclassification to available-for-sale securities	(20,622)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(167,952)
Reclassification to loans and advances and other assets	(5,940)
Balance	-

k. Investment property

Reclassification from property, plant and equipment	27,660
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	3,134
Total	30,794

l. Property, plant and equipment

Balance in accordance with Greek GAAP	717,524
Reclassification of software to intangible assets	(20,130)
Reclassification to other assets	(13,509)
Recognition of property, plant and equipment under finance lease	322
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	263,344
Reclassification to investment property	(27,660)
Other adjustments	7,515
Total	927,406

m. Goodwill and other intangible assets

Balance in accordance with Greek GAAP	86,647
Reclassification of software from tangible assets	20,130
Intangibles written-off as they are not recognized in accordance with IFRS	(82,087)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	4,780
Total	29,470

n. Deferred tax assets

Recognition of deferred tax assets	177,752
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	18,707
Total	196,459

o. Other assets

Balance in accordance with Greek GAAP	454,251
Reclassification of receivables to loans and advances to customers and due to banks	(276,364)
Reclassification of insurance activities receivables to loans and advances to customers	(110,451)
Reclassification of arts from property, plant and equipment	9,871
Reclassification of advances from property, plant and equipment	3,637
Impairment of foreclosed property, plant and equipment	(43,128)
Reclassification of prepaid expenses and accrued income	13,588
Valuation of bonds on trade date	308
Reclassification from securities	16,605
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	193,995
Reclassification from loans and advances to customers	10,424
Other adjustments	(7,417)
Total	265,319

p. Prepaid expenses and accrued income

Balance in accordance with Greek GAAP	128,201
Reclassification of accrued interest to related asset accounts	(89,966)
Reclassification to derivative assets	(19,459)
Reclassification to other assets	(18,776)
Total	-

q. Due to banks

Balance in accordance with Greek GAAP	2,447,326
Reclassification of accrued interest from accrued expenses	3,296
Other adjustments	(1,319)
Total	2,449,303

r. Derivative financial liabilities

Reclassification from deferred revenue and accrued expenses	51,642
Re measurement to fair value	339,034
Total	390,676

s. Due to customers

Balance in accordance with Greek GAAP	21,807,168
Valuation effect difference on hedged deposits	(471)
Reclassification of accrued interest from accrued expenses	18,563
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(13,484)
Other adjustments	(130)
Total	21,811,646

t. Debt securities in issue and other borrowed funds

Balance in accordance with Greek GAAP	3,254,458
Reclassification of hybrid securities to equity	(226,249)
Reclassification of accrued interest from accrued expenses	8,538
Other adjustments	1,083
Total	3,037,830

u. Dividends payable

Balance in accordance with Greek GAAP	117,502
Reclassification of dividends payable to retained earnings	(117,502)
Total	-

v. Liabilities for current income tax and other taxes

Balance in accordance with Greek GAAP	150,936
Amount netted-off with other assets	(6,810)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	9,074
Total	153,200

w. Deferred tax liabilities

Recognition of deferred tax liabilities	3,687

x. Employee defined benefit obligations

Balance in accordance with Greek GAAP	22,522
Recognition of liabilities to the pension plan in accordance with IFRS	525,881
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	18,102
Total	566,505

y. Other liabilities

Balance in accordance with Greek GAAP	494,112
Reclassification of deferred income and accrued expenses	42,419
Recognition of liabilities on credit cards balances of no interest bearing instruments	48,328
Recognition of finance leases liabilities	1,368
Valuation of bonds on trade date	606
Other adjustments	(6,574)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	60,547
Total	640,806

z. Deferred income and accrued expenses

Balance in accordance with Greek GAAP	237,969
Reclassification to derivatives	(51,642)
Reclassification of accrued interest payable to related categories	(40,384)
Reclassification of non-accrued interest from finance leases to loans	(103,524)
Reclassification to other liabilities	(42,419)
Total	-

aa. Provisions

Balance in accordance with Greek GAAP	16,608
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	266,169
Other adjustments	(647)
Total	282,130

ab. Reserves

Balance in accordance with Greek GAAP	1,229,148
Reclassification of reserves, except for statutory reserve, to retained earnings	(953,013)
Reserve from the valuation of available-for-sale securities	(16,544)
Reclassification of impairment loss on available-for-sale securities to retained earnings	37,239
Total	296,830

ac. Retained earnings

Balance in accordance with Greek GAAP	214,338
Reclassification of all reserves, except for statutory reserve, to retained earnings	953,013
Reclassification of goodwill from merger to net-off	(273,021)
Reclassification of consolidation differences	(228,063)
Reclassification of impairment loss on available-for-sale securities to retained earnings	(37,239)
IFRS transition adjustments	(387,275)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(6,739)
Total	235,014

ad. Goodwill from merger to net-off

Balance in accordance with Greek GAAP	(273,021)
Transfer to retained earnings	273,021
Total	-

ae. Consolidation differences

Balance in accordance with Greek GAAP	(228,063)
Transfer to retained earnings	228,063
Total	-

af. Treasury shares

Balance in accordance with Greek GAAP	-
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(1,048)
Total	(1,048)

ag. Minority interest

Balance in accordance with Greek GAAP	113,249
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	28,469
Other adjustments	(246)
Total	141,472

ah. Hybrid securities

Recognition of hybrid securities as equity	225,434
Total	225,434

48.2 Consolidated balance sheet and income statement as at 30.9.2004

Balance Sheet	Note	Greek GAAP	Reclassifications	Adjustments	Consolidation of entities excluded under Greek GAAP	IFRS
ASSETS						
Cash and balances with Central Banks	a	1,528,549	(2,126)	-	1,193	1,527,616
Government and other securities eligible for *refinancing from Central Banks*	b	1,557,513	(1,557,513)	-	-	-
Due from banks	c	7,412,657	63,634	-	21,907	7,498,198
Securities held for trading	d	-	476,605	695	4,464	481,764
Derivative financial assets	e	-	75,113	69,190	-	144,303
Loans and advances to customers	f	21,771,477	195,723	(4,586)	(37,420)	21,925,194
Securities	g	625,110	(625,110)	-	-	-
Investment securities						
-Available-for-sale	h	-	1,769,890	(67,662)	142,018	1,844,246
Investments in associates	i	-	106,887	993	-	107,880
Investments	j	313,381	(132,821)	(128)	(180,432)	-
Investment property	k	-	34,407	-	2,960	37,367
Property, plant and equipment	l	722,909	(76,697)	5,204	263,494	914,910
Goodwill and other intangible assets	m	101,538	22,089	(97,775)	3,520	29,372
Deferred tax asset	n	-	-	183,173	18,860	202,033
Other assets	o	502,283	(269,224)	(36,828)	91,268	287,499
Prepaid expenses and accrued income	p	226,526	(226,526)	-	-	-
Total Assets		**34,761,943**	**(145,669)**	**52,276**	**331,832**	**35,000,382**
LIABILITIES						
Due to banks	q	3,715,874	5,682	(50)	902	3,722,408
Derivative financial liabilities	r	-	98,679	76,949	-	175,628
Due to customers	s	21,123,748	43,607	2,712	(26,272)	21,143,795
Debt securities in issue and other borrowed funds	t	6,169,348	15,926	(301,916)	(25,841)	5,857,517
Liabilities for current income tax and other taxes	u	118,571	(2,359)	-	4,986	121,198
Deferred tax liabilities	v	-	-	5,376	235	5,611
Employee defined benefit obligations	w	8,338	72,220	514,151	3,532	598,241
Other liabilities	x	634,104	119,850	20,059	57,755	831,768
Deferred income and accrued expenses	y	491,555	(484,053)	(7,502)	-	-
Provisions	z	15,579	(15,221)	(4,046)	309,561	305,873
Total Liabilities		**32,277,117**	**(145,669)**	**305,733**	**324,858**	**32,762,039**
EQUITY						
Share Capital		1,273,717	-	-	-	1,273,717
Share premium		-	-	-	-	-
Reserves	aa	865,226	(589,841)	3,791	-	279,176
Retained earnings	ab	549,023	353,930	(556,727)	(5,273)	340,953
Consolidation differences	ac	(235,911)	235,911	-	-	-
Treasury shares	ad	(17,687)	-	-	(235)	(17,922)
		2,434,368	-	**(552,936)**	**(5,508)**	**1,875,924**
Minority interest	ae	**50,458**	-	**839**	**12,482**	**63,779**
Hybrid securities	af	-	-	**298,640**	-	**298,640**
Total Equity		**2,484,826**	-	**(253,457)**	**6,974**	**2,238,343**
Total Liabilities and Equity		**34,761,943**	**(145,669)**	**52,276**	**331,832**	**35,000,382**

Income statement 1.1-30.9.2004

	Note	Greek GAAP	Reclassifications	Adjustments	Consolidation of entities excluded under Greek GAAP	IFRS
Interest and similar income	ag	1,128,911	-	4,669	(550)	1,133,030
Interest expense and similar charges	ah	362,513	-	(8,715)	1,099	354,897
Net interest income		766,398	-	13,384	(1,649)	778,133
Fee and commission income	ai	281,414	-	(21,278)	1,100	261,236
Commission expense	aj	23,047	-	(7,853)	582	15,776
Net fee and commission income		258,367	-	(13,425)	518	245,460
Dividend income	ak	3,182	-	1,204	203	4,589
Gains less losses on financial transactions	al	65,188	-	94	2,051	67,333
Other income	am	7,106	1,851	82	61,370	70,409
Total operating income		1,100,241	1,851	1,339	62,493	1,165,924
Staff costs	an	301,550	-	(15,571)	25,466	311,445
General administrative expenses	ao	185,301	1,814	46,417	20,644	254,176
Depreciation and amortization expenses	ap	68,188	-	(34,214)	8,844	42,818
Impairment losses on loans and advances	aq	164,294	(1,707)	(38)	4,176	166,725
Other expenses	ar	1,542	-	(1,255)	65	352
Total operating expenses		720,875	107	(4,661)	59,195	775,516
Share of profit (loss) of associates	as	38,309	-	-	(266)	38,043
Extraordinary income		3,698	(3,698)	-	-	-
Extraordinary expenses		1,680	(1,680)	-	-	-
Extraordinary results		(274)	274	-	-	-
Profit before tax		419,419	-	6,000	3,032	428,451
Income tax	at	111,736	-	(726)	1,905	112,915
Net profit before minority interest		307,683	-	6,726	1,127	315,736
Minority interest	au	2,714	-	(2,714)	-	-
Net profit		304,969	-	9,440	1,127	315,536

48.2 Consolidated balance sheet and income statement as at 30.9.2004

Balance Sheet	Note	Greek GAAP	Reclassifications	Adjustments	Consolidation of entities excluded under Greek GAAP	IFRS
ASSETS						
Cash and balances with Central Banks	a	1,528,549	(2,126)	-	1,193	1,527,616
Government and other securities eligible for refinancing from Central Banks	b	1,557,513	(1,557,513)	-	-	-
Due from banks	c	7,412,657	63,634	-	21,907	7,498,198
Securities held for trading	d	-	476,605	695	4,464	481,764
Derivative financial assets	e	-	75,113	69,190	-	144,303
Loans and advances to customers	f	21,771,477	195,723	(4,586)	(37,420)	21,925,194
Securities	g	625,110	(625,110)	-	-	-
Investment securities						
-Available-for-sale	h	-	1,769,890	(67,662)	142,018	1,844,246
Investments in associates	i	-	106,887	993	-	107,880
Investments	j	313,381	(132,821)	(128)	(180,432)	-
Investment property	k	-	34,407	-	2,960	37,367
Property, plant and equipment	l	722,909	(76,697)	5,204	263,494	914,910
Goodwill and other intangible assets	m	101,538	22,089	(97,775)	3,520	29,372
Deferred tax asset	n	-	-	183,173	18,860	202,033
Other assets	o	502,283	(269,224)	(36,828)	91,268	287,499
Prepaid expenses and accrued income	p	226,526	(226,526)	-	-	-
Total Assets		**34,761,943**	**(145,669)**	**52,276**	**331,832**	**35,000,382**
LIABILITIES						
Due to banks	q	3,715,874	5,682	(50)	902	3,722,408
Derivative financial liabilities	r	-	98,679	76,949	-	175,628
Due to customers	s	21,123,748	43,607	2,712	(26,272)	21,143,795
Debt securities in issue and other borrowed funds	t	6,169,348	15,926	(301,916)	(25,841)	5,857,517
Liabilities for current income tax and other taxes	u	118,571	(2,359)	-	4,986	121,198
Deferred tax liabilities	v	-	-	5,376	235	5,611
Employee defined benefit obligations	w	8,338	72,220	514,151	3,532	598,241
Other liabilities	x	634,104	119,850	20,059	57,755	831,768
Deferred income and accrued expenses	y	491,555	(484,053)	(7,502)	-	-
Provisions	z	15,579	(15,221)	(4,046)	309,561	305,873
Total Liabilities		**32,277,117**	**(145,669)**	**305,733**	**324,858**	**32,762,039**
EQUITY						
Share Capital		1,273,717	-	-	-	1,273,717
Share premium		-	-	-	-	-
Reserves	aa	865,226	(589,841)	3,791	-	279,176
Retained earnings	ab	549,023	353,930	(556,727)	(5,273)	340,953
Consolidation differences	ac	(235,911)	235,911	-	-	-
Treasury shares	ad	(17,687)	-	-	(235)	(17,922)
		2,434,368	**-**	**(552,936)**	**(5,508)**	**1,875,924**
Minority interest	ae	**50,458**	**-**	**839**	**12,482**	**63,779**
Hybrid securities	af	**-**	**-**	**298,640**	**-**	**298,640**
Total Equity		**2,484,826**	**-**	**(253,457)**	**6,974**	**2,238,343**
Total Liabilities and Equity		**34,761,943**	**(145,669)**	**52,276**	**331,832**	**35,000,382**

Income statement 1.1-30.9.2004

	Note	Greek GAAP	Reclassifications	Adjustments	Consolidation of entities excluded under Greek GAAP	IFRS
Interest and similar income	ag	1,128,911	-	4,669	(550)	1,133,030
Interest expense and similar charges	ah	362,513	-	(8,715)	1,099	354,897
Net interest income		766,398	-	13,384	(1,649)	778,133
Fee and commission income	ai	281,414	-	(21,278)	1,100	261,236
Commission expense	aj	23,047	-	(7,853)	582	15,776
Net fee and commission income		258,367	-	(13,425)	518	245,460
Dividend income	ak	3,182	-	1,204	203	4,589
Gains less losses on financial transactions	al	65,188	-	94	2,051	67,333
Other income	am	7,106	1,851	82	61,370	70,409
Total operating income		1,100,241	1,851	1,339	62,493	1,165,924
Staff costs	an	301,550	-	(15,571)	25,466	311,445
General administrative expenses	ao	185,301	1,814	46,417	20,644	254,176
Depreciation and amortization expenses	ap	68,188	-	(34,214)	8,844	42,818
Impairment losses on loans and advances	aq	164,294	(1,707)	(38)	4,176	166,725
Other expenses	ar	1,542	-	(1,255)	65	352
Total operating expenses		720,875	107	(4,661)	59,195	775,516
Share of profit (loss) of associates	as	38,309	-	-	(266)	38,043
Extraordinary income		3,698	(3,698)	-	-	-
Extraordinary expenses		1,680	(1,680)	-	-	-
Extraordinary results		(274)	274	-	-	-
Profit before tax		419,419	-	6,000	3,032	428,451
Income tax	at	111,736	-	(726)	1,905	112,915
Net profit before minority interest		307,683	-	6,726	1,127	315,736
Minority interest	au	2,714	-	(2,714)	-	-
Net profit		304,969	-	9,440	1,127	315,536

Reconciliation of equity 30.9.2004

		Note
Total Equity in accordance with Greek GAAP	2,484,826	
Valuation difference of trading securities	695	d
Valuation difference of derivatives	(7,759)	e, r
Valuation difference of available-for-sale securities	(29,400)	h
Valuation effect on loans and deposits	897	f,s,t
Adoption of effective interest rate method for loans valuation	(44,111)	f
Additional provision for loans impairment	(7,446)	f
Intangible assets written-off	(97,775)	m
Recognition of property, plant and equipment under finance leases and related liabilities	(832)	l,x
Impairment of foreclosed property	(50,060)	o
Recognition of hybrid securities as equity	298,640	af
Valuation difference of employee defined benefit obligations	(514,151)	w
Recognition of deferred tax assets and liabilities	177,797	n,y
Adjustment on property, plant and equipment	5,047	l
Adjustment on loans	8,920	f
Subsidiaries excluded under Greek GAAP	6,974	ab, ad, ae
Valuation difference from investment in associates under equity method	993	i
Recognition of expenses based on annual estimations	7,502	y
Other adjustments	-2,414	
Total adjustments	(246,483)	
Total equity in accordance with IFRS	2,238,343	

Notes

a. Cash and balances with Central Banks

Balance in accordance with Greek GAAP	1,528,549
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	1,193
Reclassification to loans and advances to customers	(2,126)
Total	1,527,616

b. *Government and other securities eligible for refinancing from Central Banks*

The total amount of € 1,557,513 which consists of debt securities (Bonds – treasury bills, etc.) was reclassified to financial assets held for trading and available-for-sale securities.

c. Due from banks

Balance in accordance with Greek GAAP	7,412,657
Reclassification of accrued interest relating to inter bank placements from accrued income	63,634
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	21,907
Total	7,498,198

d. Securities held for trading

Cost of securities reclassified from other categories	470,981
Difference arising from the valuation of securities to fair value	695
Reclassification of accrued interest from accrued income	5,624
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	4,464
Total	481,764

e. Derivative financial assets

Reclassification from accrued income	68,523
Valuation to fair value	69,190
Reclassification of option premiums from accrued income	6,590
Total	144,303

f. Loans and advances to customers

Balance in accordance with Greek GAAP	21,771,477
Reclassification of receivables from securities and other assets	267,703
Recognition of receivables relating to discounted interest free installment	43,087
Adoption of effective interest rate method for valuation	(44,111)
Valuation effect difference on hedged loans	333
Impairment loss	(7,446)
Reclassification of accrued interest from accrued income	96,511
Reclassification from deferred income and accrued expense of unearned income from finance leases and provision for non-interest bearing loans	(164,345)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(37,420)
Reclassification to other assets	(7,916)
Other adjustments and reclassifications	7,321
Total	21,925,194

g. Securities

The amount of € 625,110 which consists of debt securities (bonds, treasury bills etc.), shares and mutual funds, was reclassified to financial assets held for trading, available-for-sale securities, and investment in associates.

h. Investment securities available-for-sale

Reclassification of carrying amount from securities, investments and other securities eligible for refinancing	1,749,943
Valuation difference	(67,662)
Reclassification of accrued interest from accrued income	19,947
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	142,018
Total	1,844,246

i. Investments in associates

Reclassification from investments	106,887
Difference arising from the equity method	993
Total	107,880

j. Investments

Balance in accordance with Greek GAAP	313,381
Reclassification to investments in associates	(106,887)
Reclassification to available-for-sale securities	(25,934)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(180,432)
Other adjustments and reclassifications	(128)
Balance	-

k. Investment property

Reclassification from property, plant and equipment	34,407
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	2,960
Total	37,367

l. Property, plant and equipment

Balance in accordance with Greek GAAP	722,909
Reclassification of software to intangible assets	(22,089)
Reclassification to other assets	(20,201)
Recognition of property, plant and equipment under finance lease	157
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	263,494
Reclassification to investment property	(34,407)
Depreciation adjustment based on property, plant and equipment useful life	3,119
Other adjustments	1,928
Total	914,910

m. Goodwill and other intangible assets

Balance in accordance with Greek GAAP	101,538
Reclassification of software from tangible assets	22,089
Intangibles written-off as they are not recognized in accordance with IFRS	(97,775)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	3,520
Total	29,372

n. Deferred tax assets

Recognition of deferred tax assets	183,173
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	18,860
Total	202,033

o. Other assets

Balance in accordance with Greek GAAP	502,283
Reclassification of receivables to loans and advances to customers and due to banks	(318,147)
Reclassification of arts from property, plant and equipment	9,938
Reclassification of advances from property, plant and equipment	10,263
Impairment of foreclosed property	(50,060)
Reclassification of prepaid expenses and accrued income	13,156
Valuation of bonds on trade date	3,064
Reclassification from securities	10,010
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	91,268
Reclassification from loans and advances to customers	7,916
Other adjustments	7,808
Total	287,499

p. Prepaid expenses and accrued income

Balance in accordance with Greek GAAP	226,526
Reclassification of accrued interest to related asset accounts	(135,526)
Reclassification to derivative assets	(75,637)
Reclassification to other assets	(13,156)
Other adjustments and reclassifications	(2,207)
Total	-

q. Due to banks

Balance in accordance with Greek GAAP	3,715,874
Reclassification of accrued interest from accrued expenses	5,683
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	902
Other adjustments and reclassifications	(51)
Total	3,722,408

r. Derivative financial liabilities

Reclassification from deferred income and accrued expenses	98,679
Re measurement to fair value	76,949
Total	175,628

s. Due to customers

Balance in accordance with Greek GAAP	21,123,748
Valuation effect difference on hedged deposits	2,712
Reclassification of accrued interest from accrued expenses	43,607
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(26,272)
Total	21,143,795

t. Debt securities in issue and other borrowed funds

Balance in accordance with Greek GAAP	6,169,348
Reclassification of accrued interest from accrued expenses	15,926
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(25,841)
Valuation effect difference on debt securities that are off-set and adoption of effective interest rate method	(3,276)
Reclassification of hybrid securities to equity	(298,640)
Total	5,857,517

u. Liabilities for current income tax and other taxes

Balance in accordance with Greek GAAP	118,571
Amount netted-off with other assets	(2,359)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	4,986
Total	121,198

v. Deferred tax liabilities

Recognition of deferred tax liabilities	5,611

w. Employee defined benefit obligations

Balance in accordance with Greek GAAP	8,338
Reclassification from accrued expenses	39,300
Recognition of liabilities to the pension plan in accordance with IFRS	514,151
Reclassification from other liabilities and other provisions	32,920
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	3,532
Total	598,241

x. Other liabilities

Balance in accordance with Greek GAAP	634,104
Reclassification of deferred income and accrued expenses	131,978
Reclassification to employee defined benefit obligations	(17,700)
Recognition of liabilities on credit cards balances of no interest bearing instruments	43,087
Recognition of finance leases liabilities	989
Valuation of bonds on trade date	2,673
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	57,755
Other adjustments	(21,118)
Total	831,768

y. Deferred income and accrued expenses

Balance in accordance with Greek GAAP	491,555
Reclassification to derivatives	(98,677)
Reclassification of accrued interest to other balance sheet captions	(78,291)
Reclassification of provision for non-performing loans and unearned expense of finance leases from deferred income and accrued expenses	(143,309)
Reclassification to other liabilities	(131,978)
Reclassification to employee defined benefit obligations	(39,300)
Total	-

z. Provisions

Balance in accordance with Greek GAAP	15,579
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	309,561
Reclassification to employee defined benefit obligations	(15,221)
Other adjustments and reclassifications	(4,046)
Total	305,873

aa. Reserves

Balance in accordance with Greek GAAP	865,226
Reclassification of reserves, except for statutory reserve, to retained earnings	(589,841)
Reserve from the valuation of available-for-sale securities	(34,471)
Reclassification of impairment loss on available-for-sale securities to retained earnings	38,262
Total	279,176

ab. Retained earnings

Balance in accordance with Greek GAAP	549,023
Reclassification of all reserves, except for statutory reserve, to retained earnings	589,841
Reclassification of consolidation differences	(235,911)
Reclassification of impairment loss on available-for-sale securities to retained earnings	(38,262)
IFRS transition adjustments	(518,465)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(5,273)
Total	340,953

ac. Consolidation differences

Balance in accordance with Greek GAAP	(235,911)
Transfer to retained earnings	235,911
Total	-

ad. Treasury shares

Balance in accordance with Greek GAAP	(17,687)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(235)
Total	(17,922)

ae. Minority interest

Balance in accordance with Greek GAAP	50,458
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	12,482
Other adjustments	839
Total	63,779

af. Hybrid securities

Recognition of hybrid securities as equity	298,640

ag Interest and similar income

Balance in accordance with Greek GAAP	1,128,911
Adoption of effective interest rate for loans and advances	2,117
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(550)
Other adjustments	2,552
Total	1,133,030

ah. Interest expense and similar charges

Balance in accordance with Greek GAAP	362,513
Reversal of interest expense from hybrid securities that were recognized as equity	(10,556)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	1,099
Other adjustments	1,841
Total	354,897

ai. Fee and commission income

Balance in accordance with Greek GAAP	281,414
Recognition of transaction fees at the date loans and advances are recorded	(20,883)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	1,100
Other adjustments	(395)
Total	261,236

aj. Fee and commission expense

Balance in accordance with Greek GAAP	23,047
Recognition of transaction expenses at the date loans and advances are recorded	(6,411)
Recognition of expenses at the date liabilities are recorded	(845)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP and other adjustments	(15)
Total	15,776

ak. Dividend income

Balance in accordance with Greek GAAP	3,182
Recognition of dividend income at the date of dividend approval	1,204
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	203
Total	4,589

al. Gains less losses on financial transactions

Balance in accordance with Greek GAAP	65,188
Valuation of securities held for trading	(970)
Valuation of derivatives	1,161
Valuation of hedged financial instruments	362
Adjustment of result relating to disposition of available –for-sale shares	(1,862)
Impairments loss on available-for-sale shares	(2,034)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	2,051
Other adjustments	3,437
Total	67,333

am. Other income

Balance in accordance with Greek GAAP	7,106
Reclassification from extraordinary gain/loss	3,558
Correction of income from Government Grands	(376)
Reclassification to impairment loss on loans and advances	(1,707)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	61,370
Other adjustments	458
Total	70,409

an. Staff costs

Balance in accordance with Greek GAAP	301,550
Recognition of expenses recorded as intangible assets	4,446
Reversal of contributions paid to defined benefit funds	(2,069)
Recognition of expense related to shares options granted to employees	623
Reversal of accrued expenses	(7,955)
Reclassification of accrued expense relating to contributions paid for employee defined benefit funds because it was included in the actuarial valuation	(1,457)
Reversal of accrued expense on employee defined benefit programs	(8,365)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	25,466
Other adjustments	(794)
Total	311,445

ao. General administrative expenses

Balance in accordance with Greek GAAP	185,301
Reclassification from extraordinary gain/loss	2,771
Intangibles write-off	42,327
Recognition of transaction costs at the date loans and receivables are *recognized*	(867)
Reversal of expenses relating to finance lease rent	(414)
Recognition of accrued expenses	3,665
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	20,644
Other adjustments	749
Total	254,176

ap. Depreciation and amortization expenses

Balance in accordance with Greek GAAP	68,188
Reversal of depreciation relating to intangibles written-off	(30,609)
Adjustment of depreciation on property and equipment based on their useful lives	(3,771)
Recognition of depreciation on finance leased property	166
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	8,844
Total	42,818

aq. Impairment losses on loans and advances

Balance in accordance with Greek GAAP	164,294
Loss adjustment for impaired loans	(38)
Reclassification of recoveries on receivables previously written-off	(1,707)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	4,176
Total	166,725

ar. Other expenses

Balance in accordance with Greek GAAP	1,542
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(1,190)
Total	352

as. Share of profit (loss) of associates

Balance in accordance with Greek GAAP	38,309
Profit (loss) of associates that have been excluded from consolidation under Greek GAAP	(266)
Total	38,043

at. Income tax

Balance in accordance with Greek GAAP	111,736
Deferred tax	(726)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	1,905
Total	112,915

au. Minority Interest

Balance in accordance with Greek GAAP	2,714
Reversal of minority interest share of profits which under IFRS are not considered as expenses for the period	(2,714)
Balance	-

48.3 Consolidated balance sheet and income statement as at 31.12.2004

	Note	Greek GAAP	Reclassifications	Adjustments	Consolidation of entities excluded under Greek GAAP	IFRS
Balance Sheet						
Cash and balance with Central Banks	a	1,755,718	(730)	-	361	1,755,349
Government and other securities eligible for refinancing from Central Banks	b	1,536,758	(1,536,758)	-	-	-
Due from banks	c	5,152,449	73,852	-	(3,477)	5,222,824
Securities held for trading	d	-	158,524	(1,336)	4,914	162,102
Derivative financial assets	e	-	31,309	140,324	-	171,633
Loans and advances to customers	f	22,219,782	287,802	3,150	(132,949)	22,377,785
Securities	g	415,696	(415,696)	-	-	-
Investment securities -Available-for-sale	h	-	1,817,801	(18,747)	174,540	1,973,594
Investments in associates	i	-	109,275	(1,912)	-	107,363
Investments	j	320,270	(133,801)	-	(186,469)	-
Investment property	k	-	23,896	-	3,463	27,359
Property, plant and equipment	l	705,863	(57,230)	6,905	261,229	916,767
Goodwill and other intangible assets	m	103,552	22,621	(98,724)	3,412	30,861
Deferred tax assets	n	-	-	186,413	13,745	200,158
Other assets	o	568,442	(412,499)	(44,139)	179,209	291,013
Prepaid expenses and accrued income	p	138,125	(137,101)	(1,024)	-	-
Total Asset		32,916,655	(168,735)	170,910	317,978	33,236,808
LIABILITIES						
Due to banks	q	1,542,362	1,953	-	-	1,544,315
Derivative financial liabilities	r	-	86,465	142,480	-	228,945
Due to customers	s	20,717,486	18,963	(670)	(39,155)	20,696,624
Debt securities in issue and other borrowed funds	t	7,020,449	14,583	(300,553)	(7,401)	6,727,078
Dividends payable	u	174,064	-	(174,064)	-	-
Liabilities for current income tax and other taxes	v	167,643	(7,659)	-	15,566	175,550
Deferred tax liabilities	w	-	-	3,883	-	3,883
Employee defined benefit obligations	x	8,319	19,657	510,341	18,952	557,269
Other liabilities	y	496,627	70,104	57,404	42,470	666,605
Deferred income and accrued expenses	z	374,264	(372,811)	(1,453)	-	-
Provisions	aa	2,363	10	-	286,720	289,093
Total Liabilities		30,503,577	(168,735)	237,368	317,152	30,889,362
EQUITY						
Share Capital		1,274,272	-	-	-	1,274,272
Share premium		-	-	-	-	-
Reserves	ab	930,164	(584,614)	19,545	-	365,095
Retained earnings	ac	412,240	348,728	(383,456)	(11,421)	366,091
Consolidation differences	ad	(235,886)	235,886	-	-	-
Treasury shares	ae	(18,638)	-	-	(235)	(18,873)
		2,362,152	-	(363,911)	(11,656)	1,986,585
Minority interest	af	50,926	-	100	12,482	63,508
Hybrid securities		-	-	297,353	-	297,353
Total equity		2,413,078	-	(66,458)	826	2,347,446
Total liabilities and equity		32,916,655	(168,735)	170,910	317,978	33,236,808

Income statement 1.1-31.12.2004

	Note	Greek GAAP	Reclassifications	Adjustments	Consolidation of entities excluded under Greek GAAP	IFRS
Interest and similar income	ah	1,542,075	-	(457)	302	1,541,920
Interest expense and similar charges	ai	499,491	-	(14,875)	2,275	486,891
Net interest income		1,042,584	-	14,418	(1,973)	1,055,029
Fee and commission income	aj	384,997	-	(31,926)	1,616	354,687
Commission expense	ak	32,865	-	(10,691)	(30)	22,144
Net fee and commission income		352,132	-	(21,235)	1,646	332,543
Dividend income	al	5,886	-	(1,140)	855	5,601
Gains less losses on financial transactions	am	70,343	-	2,972	5,301	78,616
Other income	an	10,816	17,737	(1,832)	87,984	114,705
Total operating income		1,481,761	17,737	(6,817)	93,813	1,586,494
Staff costs	ao	393,817	-	(1,547)	30,215	422,485
General administrative expenses	ap	255,705	1,694	51,580	29,955	338,934
Depreciation and amortization expenses	aq	93,799	-	(48,284)	11,322	56,837
Impairment losses on loans and advances	ar	224,455	(1,911)	635	6,049	229,228
Other expenses	as	1,978	-	(3,320)	2,601	1,259
Total operating expenses		969,754	(217)	(936)	80,142	1,048,743
Share of profit (loss) of associates	at	45,307	-	(1,912)	(5,937)	37,458
Extraordinary income		20,290	(20,290)	-	-	-
Extraordinary expenses		2,167	(2,167)	-	-	-
Extraordinary results		(169)	169	-	-	-
Profit before tax		575,268	-	(7,793)	7,734	575,209
Income tax	au	159,481	-	(6,782)	10,710	163,409
Net profit before minority interest		415,787	-	(1,011)	(2,976)	411,800
Minority interest	av	4,072	(4,072)	-	-	-
Net profit		411,715	4,072	(1,011)	(2,976)	411,800

Reconciliation of equity 31.12.2004

		Note
Total equity in accordance with Greek GAAP	2,413,078	
Valuation difference of trading securities	(1,336)	d
Valuation difference of derivatives	(2,156)	e,r
Valuation difference of available-for-sale securities	(18,747)	h
Valuation effect on hedged loans and deposits	2,650	f,s,t
Adoption of effective interest rate method for loans valuation	(50,896)	f
Additional provision for loans impairment	(6,932)	f
Intangible assets written-off	(98,724)	m
Recognition of property and equipment under finance lease and related liabilities	(151)	l,y
Impairment of foreclosed property	(45,558)	o
Recognition of hybrid securities as equity	297,353	ag
Valuation difference of employee defined benefit obligations	(523,834)	x
Recognition of deferred tax assets and liabilities	196,275	n,w
Reclassification of dividends payable to retained earnings	174,064	u
Adjustment on property, plant and equipment	8,105	l
Adjustment on loans	3,572	f
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	826	ac,ae,af
Valuation difference from investment in associates under equity method	(1,912)	i
Recognition of expenses based on annual valuation		
Other adjustments	1,769	
Total adjustments	(65,632)	
Total equity in accordance with IFRS	2,347,446	

Notes

a. Cash and balances with Central Banks

Balance in accordance with Greek GAAP	1,755,718
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	361
Reclassification to loans and advances to customers	(730)
Total	1,755,349

b. Government and other securities eligible for refinancing from Central Banks

The total amount of € 1,536,758, which consists of debt securities (bonds, treasury bills etc.), was reclassified to financial assets held for trading and available-for-sale securities.

c. Due from banks

Balance in accordance with Greek GAAP	5,152,449
Reclassification of accrued interest relating to inter bank placements from other assets	15,584
Reclassification from other assets	58,268
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(3,477)
Total	5,222,824

d. Securities held for trading

Cost of securities reclassified from other categories	155,585
Difference from valuation of securities at fair value	(1,336)
Reclassification of accrued interest from accrued income	2,939
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	4,914
Total	162,102

e. Derivative financial assets

Reclassification from accrued income	29,758
Valuation difference to fair value	140,324
Reclassification of options from other assets	1,551
Total	171,633

f. Loans and advances to customers

Balance in accordance with Greek GAAP	22,219,782
Reclassification of receivables from securities and other assets	317,659
Reclassification of insurance activities receivable from other assets	97,540
Recognition of receivables relating to discounted interest free installments	57,377
Adoption of effective interest rate method for valuation	(50,896)
Valuation difference on hedged loans	73
Impairment loss	(6,932)
Reclassification from accrued income of accrued interest	56,547
Reclassification from accrued income and expenses of unearned income of finance leases and of provisions for non interest bearing losses	(164,754)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(132,949)
Reclassification to other assets	(15,023)
Other adjustments and reclassifications	(639)
Total	22,377,785

g. Securities

The total amount of € 415,696 which consists of debt securities (bonds, treasury bills etc.) shares and mutual funds have been reclassified to assets held for trading, available-for-sale securities and investments to associates.

h. Investment securities available-for-sale

Reclassification of carrying amount from securities, investments and government and other securities eligible for refinancing	1,799,356
Valuation difference at fair value	(18,747)
Reclassification of accrued interest from accrued income	18,445
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	174,540
Total	1,973,594

i. Investments in associates

Reclassification from investment	109,275
Valuation difference from equity method accounting	(1,912)
Total	107,363

j. Investments

Balance in accordance with Greek GAAP	320,270
Reclassification to investments in associates	(109,275)
Reclassification to available-for-sale	(19,526)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(186,469)
Reclassification to loans and advances to customers	(5,000)
Total	-

k. Investment property

Reclassification from property, plant and equipment	23,896
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	3,463
Total	27,359

l. Property, plant and equipment

Balance in accordance with Greek GAAP	705,863
Reclassification of software to intangibles	(23,109)
Reclassification to other assets	(10,224)
Recognition of property and equipment under finance leases	114
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	261,229
Reclassification to investment property	(23,896)
Adjustments in depreciation based on assets useful lives	4,512
Other adjustments	2,278
Total	916,767

m. Goodwill and other intangible assets

Balance in accordance with Greek GAAP	103,552
Reclassification of software from tangible assets	23,109
Write-off of intangibles not recognized in accordance with IFRS	(98,724)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	3,412
Reclassification of property and equipment subsequent expenditure	(488)
Total	30,861

n. Deferred tax assets

Recognition of deferred tax assets	186,413
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	13,745
Total	200,158

o. Other assets

Balance in accordance with Greek GAAP	568,442
Reclassification of receivables to loans and advances to customers	(363,765)
Reclassification of insurance activities receivables to loans and advances to customers	(97,540)
Reclassification of arts from own-used property and equipment	9,946
Reclassification of advances from property and equipment	863
Impairment of foreclosed property and equipment	(45,558)
Reclassification of prepaid expenses and accrued income	11,819
Valuation of bonds on trade date	1,396
Reclassification from securities	16,376
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	178,623
Reclassification from loans and advances to customers	15,023
Other adjustments and reclassifications	(4,612)
Total	291,013

p. Prepaid expenses and accrued income

Balance in accordance with Greek GAAP	138,125
Reclassification of accrued interest to related accounts of assets	(93,515)
Reclassification to derivatives	(31,309)
Reclassification to other assets	(11,819)
Other adjustments and reclassifications	(1,482)
Total	-

q. Due to banks

Balance in accordance with Greek GAAP	1,542,362
Reclassification of accrued interest from accrued expenses	1,953
Total	1,544,315

r. Derivative financial liabilities

Reclassification from accrued income and expenses	86,465
Valuation difference at fair value	142,480
Total	228,945

s. Due to customers

Balance in accordance with Greek GAAP	20,717,486
Valuation difference on hedged deposits	(670)
Reclassification of accrued interest from accrued expenses	18,963
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(39,155)
Total	20,696,624

t. Debt securities in issue and other borrowed funds

Balance in accordance with Greek GAAP	7,020,449
Reclassification of hybrid securities to equity	(298,646)
Reclassification of accrued interests from accrued expenses	14,583
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(7,401)
Valuation effect difference on debt issued that are off-set	(1,907)
Total	6,727,078

u. Dividends payable

Balance in accordance with Greek GAAP	174,064
Reclassification of dividends payable to retained earnings	(174,064)
Total	-

v. Liabilities for current income tax and other taxes

Balance in accordance with Greek GAAP	167,643
Off-set with other assets	(7,072)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	14,979
Total	175,550

w. Deferred tax liabilities

Recognition of deferred tax liabilities	3,883

x. Employee defined benefit obligations

Balance in accordance with Greek GAAP	8,319
Reclassification from other liabilities and other reclassifications	19,657
Recognition of liabilities to the pension plan in accordance with IFRS	510,341
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	18,952
Total	557,269

y. Other liabilities

Balance in accordance with Greek GAAP	496,627
Reclassification from accrued income and accrued expenses	89,816
Recognition of liabilities on credit cards balances at no interest bearing installments	57,377
Recognition of finance lease liabilities	265
Valuation of bonds on trade date	1,290
Reclassification of employee defined benefit obligations	(19,657)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	42,470
Other adjustments and reclassifications	(1,583)
Total	666,605

z. Deferred income and accrued expenses

Balance in accordance with Greek GAAP	374,264
Reclassification to derivatives	(86,465)
Reclassification to other categories of accrued interest	(57,754)
Reclassification of non accrued interest from finance leases to loans	(140,229)
Reclassification of balance to other liabilities	(89,816)
Total	-

aa. Provisions

Balance in accordance with Greek GAAP	2,363
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	286,720
Other reclassifications	10
Total	289,093

ab. Reserves

Balance in accordance with Greek GAAP	930,164
Reclassification of reserves except for statutory reserve to retained earnings	(584,614)
Available-for-sale securities valuation reserve	(18,747)
Reclassification of impairment losses on available-for-sale securities to retained earnings	38,292
Total	365,095

ac. Retained earnings

Balance in accordance with Greek GAAP	412,240
Reclassification of reserves except for statutory reserve to retained earnings	584,614
Reclassification of consolidation differences	(235,886)
Reclassification of impairment losses on available-for-sale securities to retained earnings	(38,292)
Adjustments due to transition to IFRS	(345,164)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(11,421)
Total	366,091

ad. Consolidation differences

Balance in accordance with Greek GAAP	(235,886)
Reclassification of consolidation differences to retained earnings	235,886
Total	-

ae. Treasury shares

Balance in accordance with Greek GAAP	(18,638)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(235)
Total	(18,873)

af. Minority interest

Balance in accordance with Greek GAAP	50,926
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	12,482
Other adjustments	100
Total	63,508

ag. Hybrid securities

Recognition of hybrid securities as equity	297,353
Total	297,353

ah. Interest and similar income

Balance in accordance with Greek GAAP	1,542,075
Use of effective interest rate on loans and advances	3,180
Reclassification of interest from financial assets held for trading to gains less losses on financial transactions	(1,519)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	302
Other adjustments	(2,118)
Total	1,541,920

ai. Interest expense and similar charges

Balance in accordance with Greek GAAP	499,491
Reversal of interest expense from hybrid securities that were recognized as equity	(14,265)
Recognition of interests from finance leases	36
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	2,275
Other adjustments	(646)
Total	486,891

aj. Fee and commission income

Balance in accordance with Greek GAAP	384,997
Recognition of transaction fee income at the date loans and advances are recorded	(31,926)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	1,616
Total	354,687

ak. Commission expense

Balance in accordance with Greek GAAP	32,865
Recognition of transaction cost at the date loans and advances are recorded	(7,435)
Recognition of transaction cost at the date liabilities are recorded	(3,256)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	(30)
Total	22,144

al. Dividend income

Balance in accordance with Greek GAAP	5,886
Reversal of income not recognized	(1,140)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	855
Total	5,601

am. Gains less losses on financial transactions

Balance in accordance with Greek GAAP	70,343
Valuation of securities held for trading	(537)
Valuation of derivatives	7,117
Valuation of financial instruments that are off-set	(527)
Adjustment of result relating to disposition available-for-sale securities	(1,302)
Impairment loss on available-for-sale securities	(2,034)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	5,301
Other adjustments	255
Total	78,616

an. Other income

Balance in accordance with Greek GAAP	10,816
Reclassification from extraordinary gain/loss	17,737
Transfer from reserves of grants	120
Reclassification to impairment losses on loans	(1,911)
Reclassification to general administrative expenses of result from fixed assets sale	(1,376)
Adjustment of result on sale of property due to adjusted cost	5,062
Adjustment for income not recognized	(5,841)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	87,984
Other adjustments	2,114
Total	114,705

ao. Staff costs

Balance in accordance with Greek GAAP	393,817
Recognition of expenses recorded as intangible assets	5,997
Reversal of contributions to defined benefit funds	(2,871)
Recognition of expense relating to shares options granted to employees	834
Recognition of Board of Directors fees	5,478
Accrued expense on employee defined benefit obligations	(11,155)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	30,215
Other adjustments	170
Total	422,485

ap. General administrative expenses

Balance in accordance with Greek GAAP	255,705
Reclassification from extraordinary gain/loss	1,694
Taxes recognized directly to equity	582
Intangibles write-off	54,260
Recognition of transaction cost at the date loans and receivables are recognized	(1,194)
Reversal of expenses relating to finance lease rent	(1,139)
Reclassification of results from sale of property to income	(1,376)
Reversal of depreciation and recognition of the expense referring to loans	(256)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	29,955
Other adjustments	703
Total	338,934

aq. Depreciation and amortization expenses

Balance in accordance with Greek GAAP	93,799
Reversal of depreciation relating to intangible assets written-off	(43,840)
Adjustment for depreciation on property, plant and equipment based on their useful lives	(4,512)
Recognition of depreciation on finance leased property	207
Reversal of depreciation on other assets recognized at cost less impairment	(139)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	11,322
Total	56,837

ar. Impairment losses on loans and advances

Balance in accordance with Greek GAAP	224,455
Additional provisions	(645)
Write-off of loan loss which was amortized in five years	1,280
Reclassifications of recovery on receivables previously written-off	(1,911)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	6,049
Total	229,228

as. Other expenses

Balance in accordance with Greek GAAP	1,978
Reversal of contributions expenses to defined benefit funds due to actuarial valuation	(1,676)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	2,601
Other adjustments	(1,644)
Total	1,259

at. Share of profit (loss) of associates

Balance in accordance with Greek GAAP	45,307
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP and had been valued with equity method	(5,937)
Adjustments to associates' net assets	(1,912)
Total	37,458

au. Income tax

Balance in accordance with Greek GAAP	159,481
Deferred tax	(5,154)
Recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP	10,710
Other adjustments	(1,628)
Total	163,409

av. Minority Interest

Balance in accordance with Greek GAAP	4,072
Reversal of minority interest share of profits which under IFRS are not considered as expenses for the period	(4,072)
Balance	-

48.4 Consolidated cash flow statement 30.9.2004

	Greek GAAP	Adjustments	IFRS
Cash flow from operating activities	(1,322,400)	2,758,744	1,436,344
Cash flow from investing activities	(164,249)	(59,724)	(223,973)
Cash flow from financing activities	2,774,509	(2,729,529)	44,980
Effect of exchange rate fluctuations on cash and cash equivalents	-	(686)	(686)
Net increase (decrease) in cash and cash equivalents	1,287,860	(31,195)	1,256,665
Cash and cash equivalents at the beginning of the period	7,367,471	(192,226)	7,175,245
Cash and cash equivalents at the end of the period	8,655,331	(223,421)	8,431,910

The major adjustments are due to:

a) the definition of cash and cash equivalents.

According to IFRS, cash and
/>cash equivalents include cash on hand, non-restricted placements with Central Banks and short-term balances due from banks maturing within three months after the date of the financial statements. According to Greek GAAP, cash and cash equivalents include cash and balances with Central Banks and all short-term balances due from banks. Additionally, cash and cash equivalents, reported under IFRS, include the recognition of balances relating to subsidiaries that were not consolidated under Greek GAAP.

b) the net increase or decrease in cash and cash equivalents of subsidiaries that were not consolidated under Greek GAAP.

c) re classifications.